
**Science.
Applied to Life.™**

Powered by purpose
Delivering on growth
Building our future

**2022 Notice of Annual Meeting
& Proxy Statement**

**TUESDAY, MAY 10, 2022
8:30 A.M., CENTRAL DAYLIGHT TIME
www.virtualshareholdermeeting.com/MMM2022**

Leading with purpose

As a company we are guided by our Purpose, Promise, and Principles in the pursuit of creating unique and differentiated value for customers, shareholders, and our stakeholders.

Our Purpose Why 3M exists	**Unlock the power of people, ideas, and science to reimagine what's possible**
Our Promise What 3M delivers to our employees, customers, and shareholders every day	**Improve lives by helping solve the world's greatest challenges**

Our Principles

Our beliefs that enable us to uniquely deliver on our promise, now and in the future

Science-based performance	**Unparalleled expertise, extraordinary outcomes**	**Makers of what's next**	**Strength in collaboration**	**Change for good**
We believe that science improves lives. We apply our scientific expertise to create high-performance products and solutions with rigor and precision.	We integrate the best of 3M globally—our technologies, capabilities, and solutions—to solve the seemingly impossible and help people, businesses and communities achieve extraordinary outcomes.	We innovate in ways big and small, continuously transforming what we deliver and how we work to drive next-generation ideas forward.	We bring our outside-in perspective, insight, and solutions in everything we do, working together to develop solutions with companies, institutions, and individuals.	We believe in an equitable and inclusive world, so we think, work and act to drive meaningful change that endures. Together, we commit to creating a more sustainable world for future generations.

Our Strategic Sustainability Framework

Sustainability is a core commitment of 3M. It plays an important role in our purpose-driven innovation in our products, manufacturing processes and new technologies—and we recognize and consistently seek opportunities to do more.

 **Science for Circular**

Design solutions that do more with less material, advancing a global circular economy.

 **Science for Climate**

Innovate to decarbonize industry, accelerate global climate solutions and improve our environmental footprint.

 **Science for Community**

Create a more positive world through science and inspire people to join us.

A letter to our shareholders

March 23, 2022

Dear Shareholder:

On behalf of the Board of Directors and our senior management team, we are pleased to invite you to attend 3M's Annual Meeting of Shareholders on Tuesday, May 10, 2022, at 8:30 a.m., Central Daylight Time at www. virtualshareholdermeeting.com/MMM2022. To prioritize the health and well-being of our shareholders due to concerns related to COVID-19, and to leverage technology to enable shareholder participation from any location, the 2022 Annual Meeting will be held exclusively online.

At this meeting, we will discuss 3M's 2021 performance and leadership throughout the pandemic, along with our perspective on the future. At 3M, we are driven by purpose to deliver strong performance. In 2021, we had broad-based growth across all four of our market-leading businesses, which collectively delivered nine percent organic growth, creating a platform to build from in 2022. To make the most of long-term opportunities, we are prioritizing investments in large, fast-growing areas aligned to global trends like automotive technology, home improvement, personal safety, health care, and electronics. At the same time, we managed our portfolio to unlock value. This was enabled by our capital allocation strategy which prioritizes our best opportunities. We drove strong margins and generated $6 billion of adjusted free cash flow, further strengthening our balance sheet.

3M applies science to improve lives as we strengthen healthcare, empower consumers, and reshape the future of transportation and manufacturing. During the pandemic, we have helped accelerate the manufacturing of vaccines and provided more than four billion respirators that helped sustain and reopen economies. When the world needs 3M, we step up. Looking ahead, we are committed to delivering on ESG goals, including investing $1 billion over 20 years to improve water quality, reduce water and plastics use, and achieve carbon neutrality. We are making progress on advancing diversity, equity, and inclusion by providing more opportunities to underrepresented groups, delivering on equity commitments from each of our business groups, and creating five million STEM learning experiences by 2025. In combination, these efforts demonstrate the societal value 3M uniquely brings to the world.

In addition, you will have a chance at the meeting to vote on the matters set forth in the accompanying Notice of Annual Meeting and Proxy Statement. There will also be time for your questions and comments. Shareholders who wish to submit questions in advance of the meeting may do so by using their 16-digit control number to access www.proxyvote.com.

We sincerely hope you will join us at our virtual Annual Meeting. For information on how to attend the meeting, please read "Participating in the Virtual Annual Meeting" on page 110 of the accompanying Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote your proxy on the Internet, by telephone, or if this Proxy Statement was mailed to you, by completing and mailing the enclosed traditional proxy card. Please review the instructions on the proxy card or the electronic proxy material delivery notice regarding each of these voting options.

Thank you for your ongoing support of 3M.

Sincerely,



Michael F. Roman
Chairman of the Board and
Chief Executive Officer



Michael L. Eskew
Lead Independent Director

Notice of 2022 annual meeting of shareholders

 **Time and Date**
8:30 a.m.,
Central Daylight Time
Tuesday, May 10, 2022

 **Where**
Virtual only at
www.virtualshareholder
meeting.com/MMM2022

How to vote

Whether or not you plan to attend the virtual meeting, please vote your proxy either by using the Internet or telephone as further explained in this Proxy Statement or by filling in, signing, dating, and promptly mailing a proxy card.

 **By Telephone**
In the U.S. or Canada, you may vote your shares toll-free by calling 1-800-690-6903.

 **By Internet**
You may vote your shares online at www.proxyvote.com.

 **By Mail**
You may vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

 **By Online Voting**
You may vote online at the virtual annual meeting.

Important Notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on May 10, 2022.

The Notice of Annual Meeting, Proxy Statement, and 2021 Annual Report are available at *www.proxyvote.com*. Enter the 16-digit control number located in the box next to the arrow on the Notice of Internet Availability of Proxy Materials or proxy card to view these materials.

THIS PROXY STATEMENT AND PROXY CARD, AND THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, ARE BEING DISTRIBUTED TO SHAREHOLDERS ON OR ABOUT MARCH 23, 2022.

Items of business

		Board Recommendation
1.	Elect the 11 directors identified in the Proxy Statement, each for a term of one year.	✓ FOR
2.	Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2022.	✓ FOR
3.	Approve, on an advisory basis, the compensation of our Named Executive Officers.	✓ FOR
4. – 5.	Shareholder proposals, if properly presented at the meeting.	✗ AGAINST

Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.

Record date

You are entitled to vote if you were a shareholder of record at the close of business on Tuesday, March 15, 2022.

Adjournments and postponements

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Annual report

Our 2021 Annual Report, which is not part of the proxy soliciting materials, is enclosed if the proxy materials were mailed to you. The Annual Report is accessible on the Internet by *visiting www.proxyvote.com*, if you have received the Notice of Internet Availability of Proxy Materials, or previously consented to the electronic delivery of proxy materials.

By order of the Board of Directors,

Michael M. Dai
Vice President, Associate General Counsel and Secretary
3M Company
3M Center, St. Paul, Minnesota 55144

Attending the virtual Annual Meeting

To prioritize the health and well-being of our shareholders due to concerns related to COVID-19, and to leverage technology to enable shareholder participation from any location, the 2022 Annual Meeting will be held exclusively online.

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/MMM2022, you need to enter the 16-digit control number on your proxy card, voting instruction, or Notice of Internet Availability you previously received. See additional instructions on page 110.

We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings. At the virtual Annual Meeting, you or your proxyholder may participate, vote and examine a list of shareholders of record entitled to vote at the meeting by accessing www.virtualshareholdermeeting.com/MMM2022. If you wish to submit questions in advance of the virtual meeting, you may do so by using your 16-digit control number to access www.proxyvote.com. During the virtual meeting, you may type in your questions on the meeting website as well. See additional instructions on page 111.

Table of contents

Special Note About Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause results to differ materially from those projected. Please refer to the section entitled "Risk Factors" in our Forms 10-K and 10-Q. The information contained herein is as of the date of this proxy statement. We assume no obligation to update any forward-looking statements contained herein as a result of new information or future events or developments, except as required by law.

No Incorporation By Reference

This proxy statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Proxy highlights

Proposal

1

Elect the 11 Directors Identified in this Proxy Statement (page 19)

- Elect the 11 directors identified in this Proxy Statement, each for a term of one year.
- Our nominees are distinguished leaders who bring a mix of skills and qualifications to the Board and can represent the interests of all shareholders.
- As proven leaders, our nominees are well-positioned to guide 3M's strategic directions.
- Our recent Board refreshment brings new skills and experience to the Board and enhances its oversight of various areas important to the Company.

 **"FOR" each nominee to the Board**

Diversity of skills, experience and perspective

The Nominating and Governance Committee identifies, reviews, and recommends nominees to the Board for approval. The Committee seeks individuals with distinguished records of leadership and success and who will make substantial contributions to Board operations and effectively represent the interests of all shareholders. The Committee considers a wide range of factors and experiences, including ensuring an experienced, qualified Board with expertise in the following key areas most relevant to 3M. The numbers indicated in the diagram below represent the number of director nominees who the Committee believes possess each of the skills and experiences.

11 Leadership. Significant leadership experience with understanding of complex global organizations, strategy, risk management, and how to drive change and growth.

11 Finance. Financial metrics measures our performance. All directors must understand finance and financial reporting processes. All, but one, Audit Committee members qualify as "audit committee financial experts."

5 Manufacturing. As a vertically integrated Company, manufacturing experience is important to understanding the operations and capital needs of the Company.

10 Global. Global business experience is critical to 3M's international growth with 60 percent of sales from outside the U.S. in 2021.

8 Supply Chain. Directors with expertise in the management of the upstream and downstream relationships with suppliers and customers provide important perspectives on achieving efficient operations.

11 Risk Management. Directors with experience in risk management and oversight, including environmental, social, and cybersecurity, play an important role in the Board's oversight of risks.

8 Technology. As a diversified technology, science-based Company, directors with technology backgrounds understand 3M's 51 technology platforms and the importance of investing in new technologies for future growth.

8 Marketing. Organic growth is one of 3M's financial metrics and directors with marketing expertise provide important perspectives on developing new markets.

Corporate governance dashboard

Director nominees, board diversity of skills and experience

Thomas "Tony" K. Brown
Retired Group Vice President, Global Purchasing, Ford Motor Company

Skills

Age 66 Tenure **2013**
Committee A **N&G**



Pamela J. Craig
Retired Chief Financial Officer, Accenture plc

Skills

Age 65 Tenure **2019**
Committee A **C&T**



David B. Dillon
Retired Chairman of the Board and Chief Executive Officer, The Kroger Co.

Skills

Age 70 Tenure **2015**
Committee A **N&G**



Michael L. Eskew
Lead Independent Director
Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.

Skills

Age 72 Tenure **2003**
Committee **C&T**



James R. Fitterling
Chairman of the Board and Chief Executive Officer, Dow Inc.

Skills

Age 60 Tenure **2021**
Committee **C&T**



Amy E. Hood
Executive Vice President and Chief Financial Officer, Microsoft Corporation

Skills

Age 50 Tenure **2017**
Committee **C&T** **STS**



Board changes since 2017

5 of 10 independent directors have joined the Board, including 4 women directors

Gender and racial/ethnic diversity

45.5%
Female or racially/ethnically diverse board members

Female Directors — 4

Racially/Ethnically Diverse Directors — 3

Directors with other Diverse Characteristics* — 3

* LGBTQ +; born outside of the U.S.; first generation U.S. citizen

Director age

63
Average years

<59 Years — 3
60-65 Years — 3
66-70 Years — 4
71-74 Years — 1

Director tenure

6.1
Average tenure

0-4 Years — 5
5-9 Years — 5
10-14 Years — 0
15-19 Years — 1

Skills and Experience





11 Leadership   5 Manufacturing   8 Supply Chain   8 Technology

Muhtar Kent

Retired Chairman of the Board and Chief Executive Officer, The Coca-Cola Company

Skills



Age **69** Tenure **2013**

Committee **N&G** **STS**

Suzan Kereere

Head of Global Business Solutions, Fiserv, Inc.

Skills



Age **56** Tenure **2022**

Committee **C&T**

Dambisa F. Moyo

Co-Principal, Versaca Investments

Skills



Age **53** Tenure **2018**

Committee **A** **N&G**

Gregory R. Page

Retired Chairman of the Board and Chief Executive Officer, Cargill

Skills



Age **70** Tenure **2016**

Committee **C&T** **STS**

Michael F. Roman

Chairman of the Board and Chief Executive Officer, 3M Company

Skills



Age **62** Tenure **2018**

Other public company boards

1.4

Average board positions

0 Board
 2

1 Board
 6

2 Boards
 0

3 Boards
 3

Board size and independence

Independent
 10

Not Independent
 1

Lead Independent Director



- Lead Independent Director with robust authority
- Combined Chairman and CEO positions

Meeting attendance

98%

- Overall attendance at Board and committee meetings
- There were 9 Board meetings in 2021

Key

 Independent

☐ Chair

A Audit

C&T Compensation and Talent

N&G Nominating and Governance

STS Science, Technology & Sustainability

Skills and Experience

11  **Finance**

10  **Global**

11  **Risk Management**

8  **Marketing**

The Qualifications and Attributes, and Demographic Background information below reflect the 11 Director Nominees for this Annual Meeting.

Qualifications and Attributes	Brown	Craig	Dillon	Eskew	Fitterling	Hood	Kent	Kereere	Moyo	Page	Roman
Leadership	■	■	■	■	■	■	■	■	■	■	■
Manufacturing	■			■	■					■	■
Supply Chain	■		■	■	■		■	■		■	■
Technology		■	■	■		■		■	■		■
Finance	■	■	■	■	■	■	■	■	■	■	■
Global	■	■	■	■	■	■	■	■	■	■	■
Risk Management	■	■	■	■	■	■	■	■	■	■	■
Marketing			■	■	■	■	■	■	■	■	
Demographic Background											
Tenure (Years)	9	3	7	19	1	5	9	<1	4	6	4
Age (Years)	66	65	70	72	60	50	69	56	53	70	62
Gender (Male/Female)	M	F	M	M	M	F	M	F	F	M	M
Race/Ethnicity											
African American/Black	■							■	■		
Caucasian/White		■	■	■	■	■	■			■	■

Corporate governance highlights

✔ Our Board's Best Practices

- ✔ Diverse board in all aspects
- ✔ Effective lead independent director
- ✔ Evolving board committees
- ✔ High director meeting attendance
- ✔ Regular board refreshment and a mix of tenure

- ✔ Regular shareholder engagement
- ✔ Committed to sustainability and social responsibility
- ✔ Extensive oversight of environmental, social and enterprise risk management
- ✔ Annual board, committee and individual director self-evaluation

- ✔ Strong alignment between company performance and executive compensation
- ✔ Comprehensive clawback policy
- ✔ Annual assessment of risk related to compensation
- ✔ Robust stock ownership guidelines for executive officers and directors

Board refreshment

We regularly add directors to infuse new ideas and fresh perspectives into the boardroom. Five out of the 10 independent director nominees standing for this year's election have joined our board within the past five years, including four women directors. In recruiting directors, we focus on how the experience and skill set of each individual complements those of their fellow directors to create a balanced board with diverse viewpoints and backgrounds, deep expertise, and strong leadership experience.

Shareholder outreach and engagement

Shareholder engagement is fundamental to our commitment to good governance and essential to maintaining our strong corporate governance practices. We engage regularly with our global investors to gain valuable insights into the governance issues about which they care most. We aim to seek a collaborative and mutually beneficial approach to issues of importance to investors that affect our business, and to ensure that our corporate governance practices remain industry-leading from their perspectives.

 >>  >>

Participants   **Topics Discussed**   **Feedback**

During 2021, members of senior management met with a cross-section of shareholders owning approximately:

   or

30% of our outstanding shares

44% of our institutional shareholders

Two of our independent directors – our Lead Independent Director and Chair of our Compensation and Talent Committee – participated in our November 2021 engagement.

Board/Corporate Governance
- Culture, composition/diversity, refreshment/orientation, evaluation
- Risk oversight (cyber, ESG, litigation/regulatory); STS Committee
- Executive compensation; any contemplated changes
- Board interactions with management and broader organization

Supply Chain
- Current challenges; strategy; lessons learned

Environmental, social, sustainability
- Carbon/water stewardship goals; plastics reduction; investments and pathway to achieve goals
- PFAS management
- Opportunities to help customers with sustainability
- Diversity and inclusion

Investors provided valuable comments and perspectives on the Company's governance practices, including the Board's culture and overall diversity, director refreshment, evolving Board committee composition, the Board's risk oversight, the Company's actions in managing supply chain challenges and investing in environmental stewardship, social justice and sustainability.

The feedback from these meetings was shared with the Board of Directors and helped inform the Board on corporate governance practices and trends.

3M's sustainability highlights

At 3M, we are people committed to helping other people. We seek to observe, understand, and solve. Every day we help tackle problems, big and small, in pursuit of our Promise to improve lives. Our goals and environmental, social, and governance (ESG) metrics reflect a heightened commitment to thinking holistically about how our operations and products can unlock the power of people, ideas, and science to reimagine what's possible, inspiring progress to transform aspirations into action.

We are acting now to bend the curve on carbon emissions and water use. In February of 2021, 3M committed to investing $1 billion to accelerate new environmental goals over the next 20 years and committing to achieve carbon neutrality. By applying science and technological expertise, 3M expects to further reduce carbon emissions, aiming for a 50% reduction by 2030, an 80% reduction by 2040, and 100% carbon neutrality in its operations by 2050. At the same time, we are increasing our water efficiency goal to 25% and announcing a new commitment to improve water quality. Shortly following in April of 2021, 3M committed to reducing use of new plastic made from petroleum by 125 million pounds by 2025.

We believe a sustainable future is one in which ecosystems and communities thrive and opportunities are equitable and accessible for all. To advance the social justice and impact agenda, 3M created a 3M Equity & Community organization to support our goals and commitments to progress equity in our workplaces, business practices, and communities globally. This holistic and cross-functional organization connects our teams and strategies across the areas of diversity and inclusion in our workforce; 3Mgives dedicated to building community partnerships and supporting volunteerism with a focus on closing the opportunity gap for underrepresented groups in STEM (science, technology, engineering, and math) and skilled trades, and administering our $50 million social justice fund; and Social Justice Strategy & Initiatives dedicated to leading workstreams across the enterprise to address policies and practices advancing equitable societal solutions, including supplier diversity, product development, and policy advocacy.

We apply our expertise to create bold ambitions to shape a sustainable future in three priority areas: Science for Circular, Science for Climate, and Science for Community.

Science for Circular

At 3M, we see the circular economy as an opportunity to inspire leadership, innovation, and disruptive change across all industries, meeting the needs of current and future consumptive demands. In 2021, we announced our commitment to reduce dependence on virgin fossil-based plastic by 125 million pounds by 2025. We will use recycled content and bio-based plastics, and ultimately work to decrease our overall virgin, fossil-based plastic use.

Working towards preserving the world's freshwater resources to achieve a net positive water impact, 3M joined the Water Resilience Coalition leadership committee. 3M is also taking steps to reduce water use and improve water quality through installation of technologies at key manufacturing sites worldwide. This includes a commitment to install state-of-the art water purification technology at its largest water-using facilities by the end of 2023 and fully operational by 2024.

To drive impact for the greater good, we continue to advance our goal of 100% of products entering 3M's new product commercialization process to include descriptions of their sustainability impact.

Science for Climate

We are accelerating our ambitions through bigger long-term and intermediary goals and actions. In 2021, 3M was recognized with the Market Trailblazer Award from RE100, a global initiative bringing together the world's most influential businesses committed to 100% renewable power. The award celebrates RE100 companies who are committed to driving change in the markets they serve, communicating transparently about the barriers they face, and collaborating with companies, utilities, and governments to drive change.

Expanding our access to opportunities to invest in climate technology companies, 3M joined more than 20 other global companies in investing in TPG Rise Climate Fund, a multi-billion dollar climate impact investing fund who deploys mission-driven capital at scale.

Through select 3M product platforms, we helped our customers avoid emitting nearly 75 million metric tons of CO_2 in the last five years alone. Examples include helping customers in electronics, automotive, and construction industries improve their energy efficiency and reduce waste through the use of 3M materials and solutions.

Science for Community

We are cultivating a connected community by listening, understanding, and acting, bringing forward community voices and perspectives to advise 3M on plans for directing a $50 million investment to address racial opportunity gaps. In 2021, 3M launched the Community Coalition – a group of diverse leaders located near 3M headquarters in St. Paul, Minnesota, including representatives from local government, nonprofits, and the education sector. This group identified five areas for strategic investments and volunteerism, including STEM equity, access to health care, transportation safety, education, and housing.

To drive greater equity in our communities, 3M's four business groups will leverage the power of each group's people, products, philanthropy, and partnerships to elevate health care equity, increase access to homeownership, support urban safety and mobility, and promote trade skills. Each equity commitment is aligned to the United Nations Sustainable Development Goals.

In our communities, business practices, and workplaces, 3M is working to create five million STEM and skilled trades learning experiences.

Proposal

2

Ratification of the Appointment of Independent Registered Public Accounting Firm for 2022 (page 51)

- Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2022.
- Based on its assessment of the qualifications and performance of PricewaterhouseCoopers LLP ("PwC"), the Audit Committee believes that it is in the best interests of the Company and its shareholders to retain PwC.

 **"FOR"**

Executive compensation

Proposal

3

Advisory Approval of Executive Compensation (page 55)

- Approve, on an advisory basis, the compensation of our Named Executive Officers.
- Our executive compensation program appropriately aligns our executives' compensation with the performance of the Company and its business units as well as their individual performance.

 **"FOR"**

Powered by purpose, we are unlocking the power of people, ideas and science to re-imagine what's possible and create what's next

In 2018, following the appointment of Mike Roman to the CEO role and under his leadership, the executive team embarked on a five-year transformation strategy that focused on four key priorities:

1 Portfolio management	2 Transforming 3M operating model	3 Growth through innovation	4 People and culture

Stronger, realigned business groups, operating rigor and cost efficiencies created a more customer-driven and streamlined organization that delivered outstanding results in 2021, demonstrating the strength of the new 3M growth, productivity, and sustainability model.

Our fiscal 2021 performance exceeded our original full-year organic growth and earnings expectations. We accomplished this by investing in growth, productivity, and sustainability while managing through a challenging global supply chain environment. The executive team kept a relentless focus on serving customers, ensured continuity of raw material supply, managed shifting manufacturing production plans, navigated logistics constraints and delivered strong full-year organic sales growth of 8.8 percent, with all business segments posting high-single digit growth. We achieved operating margins of 20.8 percent and delivered a 14.4 percent increase in adjusted earnings per share.* We continued to focus on working capital improvement, generating adjusted free cash flow of $6 billion*, while reduced net debt by $1 billion that strengthened our financial flexibility.

As part of our long-term growth strategy, we continued to create sustainable long-term growth by working to optimize our portfolio through organic growth acceleration, acquisitions, and divestitures throughout 2021. Our capital management strategy is geared to support strategic investments in high growth, high return portfolios that utilize our fundamental strengths and align with global trends in automotive, home improvements, safety, health care and electronic sectors. In 2021, for example, our automotive electrification platform grew 30 percent organically and our biopharma filtration business grew 26 percent.

* See Appendix A to this Proxy Statement for a reconciliation of adjusted earnings per share and adjusted free cash flow to our results for the most directly comparable financial measures as determined in accordance with generally accepted accounting principles in the United States (referred to as "GAAP").

Earnings Per Share Growth	Organic Sales Growth	Return on Invested Capital	Free Cash Flow Conversion

Results determined in accordance with GAAP (to the extent applicable)

8.1%	8.8%	19.5%*	99%*

Results as adjusted to better reflect the Compensation and Talent Committee's view of the Company's 2021 operating performance

14.4%*	8.8%	19.5%*	101%*

* See Appendix A to this Proxy Statement for a reconciliation of earnings per share, operating margin performance, free cash flow and free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP, and the calculation of return on invested capital.

We are living in a changing world, and we are leading the change

As 3M continues to deliver strong financial performance results and remains dedicated to our customers, we are also focused on managing litigation facing the Company, supply chain disruptions, and the evolving impacts from the COVID-19 pandemic, all of which have led to significant market volatility. We are taking actions to strengthen our supply chain and, guided by 3M values and science, continue to lead in the end markets we serve. We are contributing to the global pandemic efforts from all angles, and for all stakeholders, with 2.3 billion respirators distributed in 2021, for a total of 4.3 billion since the onset of the pandemic, while engaging with governments on how to prepare for future emergencies.

As part of our commitment to lead in environmental stewardship as a manufacturer and leverage the power of technology, we deploy capital to make our factories and communities stronger and more sustainable. In February 2021, we announced plans to invest $1 billion over 20 years to accelerate our progress toward carbon neutrality, reduce water use, improve water quality, and reduce plastics. Work is already under way. In Cordova, Illinois, we are on track to complete a new water filtration system by the end of this year. In Cottage Grove, Minnesota, we recently closed our incinerator and are now partnering with a leading disposal company to more efficiently manage our waste stream. And in February 2022, we announced a $165 million investment to further improve water quality and reduce water use at that site. We also have implemented a requirement that every new product helps improve sustainability for our customers. Over the last five years, 3M innovations have helped our customers avoid nearly 75 million tons of emissions.

Starting in 2022, our annual incentive program will include an ESG modifier to hold the executive team accountable for making progress toward our ESG goals. Additionally, the Compensation and Talent Committee reviewed and updated the performance metrics utilized in our annual and long-term incentive programs to improve alignment with our strategic priorities, as we continue to grow our businesses, strengthen our operational performance and find new ways to apply science to improve lives – delivering for our customers, shareholders and all stakeholders who have placed their trust in us.

Executive compensation tied to long-term stock price and Company performance

To align corporate performance and executive compensation, 91 percent of our CEO's and 78-82 percent of our other NEOs' target direct compensation is at-risk, with its realizable value tied to our long-term stock price performance, achievement of pre-set rigorous performance targets, or both.

Consistent with our strong 2021 corporate financial performance results, our CEO received an annual incentive program payout at 133.8 percent of target. The Company's performance exceeded sales and economic profit growth targets, all of which were set at or above 2020 results. No individual performance modifier was applied when determining Mr. Roman's payout. The payout for other NEOs ranged between 105.3 and 194.8 percent of target, reflective of the applicable corporate or business unit financial results and individual performance.

In alignment with shareholder long-term returns, performance shares for the 2019-2021 period paid below target at 88.4 percent. Considering our stock price performance over the same performance period, the shares earned and associated dividend equivalents had an aggregate value at the end of the performance period equal to 75.7 percent of the initial target grant value.

Our CEO's realized compensation for the last three years, including fiscal 2021, was significantly below the total compensation reported in the Summary Compensation Table. This result is consistent with the pay-for-performance nature of our executive compensation program, where approximately 50 percent of the target grant value of Mr. Roman's annual long-term incentive awards is delivered in the form of stock options that deliver value only if the Company's stock price increases and the remainder is provided in the form of performance share awards where the payout is tied to the attainment of rigorous, pre-established performance goals for key financial metrics that are believed to drive long-term shareholder value. Based on the closing trading price for a share of the Company's common stock on

the NYSE for March 1, 2022, all stock options granted to Mr. Roman in the past three years (as well as all stock options granted to Mr. Roman after February 4, 2014) were underwater. In addition, the total value of performance shares earned by Mr. Roman during the same three-year period is less than the aggregate target grant date values reported in the Summary Compensation Table.

Recent business accomplishments

Below are a few noteworthy accomplishments from January 1, 2021, through March 1, 2022.



Performance

- Delivered 2021 organic sales growth of 8.8 percent, strong 8.1 percent increase in earnings per share, robust free cash flow of $5.9 billion with free cash flow conversion of 99 percent, despite significant raw materials and logistics cost inflation and global supply chain challenges*
- Focused on serving customers in uncertain environment

*See Appendix A to this Proxy Statement for a reconciliation of free cash flow conversion to our results for the most directly comparable financial measures as reported under generally accepted accounting principles in the United States.

- Strengthened the balance sheet providing financial flexibility, reduced net debt by $1.2 billion, while returning $5.6 billion to shareholders in 2021 via dividends and gross share repurchases
- Continued to help the world respond to COVID-19, including distributing 2.3 billion respirators in 2021
- Over 100 consecutive years of paying dividends to shareholders and 64 consecutive years of annual increases



Portfolio management

- Prioritized investments in growth, productivity and sustainability
- Accelerated investments in large, fast-growing end-markets that align with key global trends such as automotive, home improvement, safety, health care and electronics
- Enhanced shareholder value through active portfolio management, including the announced divestiture of our food safety business and the sale of our floor products business in Western Europe

- Introduced new sustainability goals, including investing $1 billion over the next 20 years to accelerate air and water stewardship; announced new plastic reduction goals; and deployed capital to make factories and communities more sustainable and stronger
- Advanced our digital capabilities, including through new investments and ongoing deployments of our Enterprise Resource Planning (ERP) system



Transforming 3M operating model

- Advanced our business group-led operating model, including streamlining of organization and further aligning to customers and go-to-market models for improved growth, operating agility, and accountability

- Focused on transformation including accelerating our digital strategy to better serve customers and improve efficiency of operations and executed on and exceeded net cost savings for the Company's restructuring efforts announced in December 2020



Growth through innovation

- Invested $3.6 billion in the combination of research and development and capital expenditures to position 3M for the future
- 3M innovation helped customers avoid emitting nearly 75 million metric tons of carbon dioxide (CO_2) in the last five years alone, the equivalent of taking 16 million cars off the road

- Introduced 166 new products across our four market-leading business groups
- Awarded a total of 3,211 patents from patent offices around the world in 2021, including 621 patents granted to 3M by the United States Patent and Trademark Office, which brings to more than 129,000 total patents awarded to 3M since its inception



People and culture

- Implemented new employee work models rooted in flexibility and trust
- Advanced diversity, equity, and inclusion within 3M and our communities with new investments and initiatives; introduced annual diversity, equity, and inclusion report to strengthen accountability and transparency

- Continued to focus on employee health and safety in the midst of COVID-19
- Recognized by FORTUNE® magazine as one of the "World's Most Admired Companies"
- Honored by Ethisphere® Institute as one of "The World's Most Ethical Companies®" for the 8th consecutive year

Elements of target total direct compensation for 2021

The table below shows how the 2021 target Total Direct Compensation of the Named Executive Officers identified on page 56 ("NEOs") was apportioned among base salary, annual incentives, performance share awards, stock options, and restricted stock units ("RSUs"), summarizes the rationale for providing each such element, and lists the performance metrics and weightings used for annual and long-term incentives granted in 2021.

		2021 Pay Elements[(1)]			
		CEO	Other NEOs	Why It Is Provided	2021 Performance Metrics and Weightings[(2)]
Fixed	Base Salary	9%	21%	• Compensate executives for their normal day-to-day responsibilities	
Variable	Annual Incentive	17%	18%	• Motivate executives to stay focused on day-to-day operations by aligning a significant portion of Total Cash Compensation with the near-term financial performance of the Company and its business units	• Local Currency Sales (of 3M or a business unit, as applicable) vs. Plan (50%) • Economic Profit (of 3M or a business unit, as applicable) vs. Plan (20%) • Economic Profit of 3M vs. Prior Year (30%)
Variable	Long-Term Incentives: Performance Shares	37%	31%	• Motivate executives to focus on continuously improving performance in key financial metrics believed to drive long-term shareholder value • Retain executive talent	• Earnings per Share Growth (20%) • Relative Organic Volume Growth (40%) • Return on Invested Capital (20%) • Free Cash Flow Conversion (20%)
Variable	Long-Term Incentives: Stock Options[(3)]	37%	19%	• Motivate executives to build long-term shareholder value • Retain executive talent	• Vesting is based on continued service, while value of the options is based on stock price appreciation (100%)
Variable	Long-Term Incentives: Restricted Stock Units[(3)]	0%	12%	• Motivate executives to build long-term shareholder value • Retain executive talent	• Vesting is based on continued service, while value of the RSUs is based on total shareholder return (100%)

(1) Percentages shown reflect the apportionment of the components of target total direct compensation that are expected to be recurring. Such amounts do not reflect special items such as hiring bonuses, one-time make-whole and inducement awards granted in connection with the commencement of employment, or retention awards. Numbers may not add to 100 percent due to rounding.

(2) In determining the level of achievement of the performance goals established under the Annual Incentive Plan ("AIP") and the performance share awards for any given period, the costs, sales and impact on assets and liabilities from acquisitions are excluded in the year that the acquisition is completed. The Compensation and Talent Committee also makes other adjustments from time to time for special items that it believes are unrelated to the operational performance of the Company for the relevant measurement period (e.g., changes in tax laws or accounting principles, asset write-downs, the impact of restructurings, divestitures, or asset sales, unusual tax transactions, litigation or claim judgments and settlements, and other special items described in management's discussion and analysis of financial conditions and results of operations appearing in the Company's annual/quarterly report to shareholders for the applicable period). These adjustments can have either a positive or negative impact on award payouts.

(3) Beginning with the annual grants made in 2021, each of the Company's executives (other than our CEO) was offered the opportunity to indicate a preference to receive 25 percent of the target grant value of their annual long-term incentive awards in the form of RSUs or stock options. For executives who indicated a preference to receive RSUs, 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares, 25 percent of the target grant value was delivered in the form of stock options, and the remaining 25 percent was delivered in the form of RSUs. For all other executives (including our CEO), 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares and the remaining 50 percent was delivered in the form of stock options. The percentages shown reflect the apportionment of stock options and RSUs based on the elections for 2021 made by the NEOs (other than our CEO, who was not offered an opportunity to make an election).

Say-on-pay results

3M has a history of strong say-on-pay results. In 2021, approximately 91 percent of the votes cast on our say-on-pay proposal approved the compensation of our named executive officers as disclosed in last year's Proxy Statement. Although the vote was non-binding, the Compensation and Talent Committee believes this level of approval indicates that shareholders strongly support our executive compensation programs and policies. The Compensation and Talent Committee will consider the results of this year's say-on-pay proposal, as well as feedback from our shareholders, when making future executive compensation decisions.

For information concerning our investor outreach efforts, see "Shareholder outreach and engagement" on page 11.



~93%

3-year average votes cast in favor of say-on-pay proposal

Recent noteworthy compensation program actions

Since the filing of last year's Proxy Statement, the Compensation and Talent Committee took the noteworthy actions described below as part of the Company's executive compensation program.

- Effective for the 2022 annual incentive compensation program offered to eligible employees, updated the metrics and weightings with the intent of sharpening focus on performance against the operating plan, prioritizing operating cash flow conversion as a key driver of operating value, and enhancing focus on inventory and receivables performance. For more information, see "2022 changes to our incentive compensation program—2022 annual incentive compensation program" on page 72.

- Added a new environmental, social and governance (ESG) modifier to the formula used to calculate the annual incentive compensation earned by the Company's senior executives, including our Named Executive Officers. Beginning in 2022, amounts earned by the Company's senior executives will be increased 10 percent of target, decreased 10 percent of target, or left unchanged based on the Compensation and Talent Committee's assessment of 3M's performance against a set of objective ESG metrics. For more information, see "2022 changes to our incentive compensation program—2022 annual incentive compensation program" on page 72.

- Effective for grants made to executives in 2022, updated the metrics, weightings, and certain other aspects of the Company's performance share awards. The changes generally are intended to strengthen the link to value creation for 3M in the current environment and better align the macro benchmark used as the basis of the relative metric with 3M's business portfolio. For more information, see "2022 changes to our incentive compensation program—2022 performance share awards" on page 73.

- Beginning with the annual grants made in 2022, increased (from 25 percent to 50 percent) the portion of the target grant value that the Company's executives (other than its CEO) may ask to receive in the form of restricted stock units rather than stock options.

Proposal
4

Shareholder Proposal (page 102)

- Shareholder proposal, if properly presented at the meeting.
- See the Board's opposition statement.

 **"AGAINST"**

Proposal

5

Shareholder Proposal (page 105)

- Shareholder proposal, if properly presented at the meeting.
- See the Board's opposition statement.

 **"AGAINST"**

Corporate governance at 3M

Proposal 1

Elect the 11 Directors Identified in this Proxy Statement

- Elect the 11 directors identified in this Proxy Statement, each for a term of one year.
- Our nominees are distinguished leaders who bring a mix of skills and qualifications to the Board and can represent the interests of all shareholders.

Thomas "Tony" K. Brown, 66

Retired Group Vice President, Global Purchasing, Ford Motor Company

A N&G



Pamela J. Craig, 65

Retired Chief Financial Officer, Accenture plc

A C&T



David B. Dillon, 70

Retired Chairman of the Board and Chief Executive Officer, The Kroger Co.

A N&G



Michael L. Eskew, 72

Lead Independent Director
Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.

C&T



James R. Fitterling, 60

Chairman of the Board and Chief Executive Officer, Dow Inc.

C&T



Amy E. Hood, 50

Executive Vice President and Chief Financial Officer, Microsoft Corporation

C&T STS



Muhtar Kent, 69

Retired Chairman of the Board and Chief Executive Officer, The Coca-Cola Company

N&G STS



Suzan Kereere, 56

Head of Global Business Solutions, Fiserv, Inc.

C&T



Dambisa F. Moyo, 53

Co-Principal Versaca Investments

A N&G



Gregory R. Page, 70

Retired Chairman of the Board and Chief Executive Officer, Cargill

C&T STS



Michael F. Roman, 62

Chairman of the Board and Chief Executive Officer, 3M Company



Key

◤   Independent

A   Audit

C&T   Compensation and Talent

N&G   Nominating and Governance

STS   Science, Technology & Sustainability

☐   Chair

At the 2022 Annual Meeting, 11 directors are to be elected to hold office until the 2023 Annual Meeting of Shareholders and until their successors have been elected and qualified. All nominees are presently 3M directors who were elected by shareholders at the 2021 Annual Meeting, except for Ms. Suzan Kereere, who joined the board on February 10, 2022 and is standing for election for the first time. A director search firm assisted with the identification of Ms. Kereere for recommendation by the Nominating and Governance Committee for her election to the Board. We expect each nominee for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of directors serving on the Board. Each nominee elected as a director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or retirement. Herbert L. Henkel is no longer eligible to stand for re-election as he has reached the mandatory retirement age. Patricia A. Woertz is not seeking re-election and will retire from her service on the 3M Board on May 10, 2022, when her term expires. We thank both Mr. Henkel and Ms. Woertz for their many contributions to the Board and to the Company.

The Nominating and Governance Committee reviewed the Board Membership Criteria (described on page 27) and the specific experience, qualifications, attributes, and skills of each nominee, including membership(s) on the boards of directors of other public companies. The following pages contain biographical and other information about the nominees. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes, and skills that are deemed most critical to 3M's long-term success and led the Nominating and Governance Committee and the Board to determine that each nominee should serve as a director. In addition, the majority of our directors serve or have served on boards and board committees (including as committee chairs) of other public companies, which the Board believes provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Nominees for director



Age **66**

Director since **2013**

Other current directorships

- ConAgra Foods, Inc.,

3M Board committee(s)

- Audit
- Nominating and Governance

Directorships within the past five years

- Tower International, Inc.

Thomas "Tony" K. Brown   Independent

Retired Group Vice President, Global Purchasing, Ford Motor Company

Professional Highlights

Mr. Brown is the *Retired Group Vice President, Global Purchasing, Ford Motor Company, a global automotive industry leader*. Mr. Brown served in various leadership capacities in global purchasing since joining Ford in 1999. In 2008, he became Ford's Group Vice President, Global Purchasing, with responsibility for approximately $90 billion of production and non-production procurement for Ford operations worldwide. He retired from Ford on August 1, 2013. From 1997 to 1999 he served in leadership positions at United Technologies Corporation, including its Vice President, Supply Management. From 1991 to 1997 he served as Executive Director, Purchasing and Transportation at QMS Inc. From 1976 to 1991 he served in various managerial roles at Digital Equipment Corporation.

Nominee Qualifications

Mr. Brown's bachelor's degree in business administration from American International College in Springfield, Massachusetts, his leadership roles, including his experience serving as a director of the public companies listed, and his knowledge of and extensive experiences in global purchasing, management, and supply chain at Ford Motor Company and other companies, qualify him to serve as a director of 3M.



Age **65**

Director since **2019**

Other current directorships

- Merck & Co., Inc.
- Progressive (Insurance) Corporation
- Corning Inc.

3M Board committee(s)

- Audit
- Compensation and Talent (Chair)

Directorships within the past five years

- Akamai Technologies, Inc.
- Wal-Mart Stores, Inc.

Pamela J. Craig   Independent

Retired Chief Financial Officer, Accenture plc

Professional Highlights

Ms. Craig is the *Retired Chief Financial Officer, Accenture plc., a global management consulting, technology services and outsourcing company*. She served as Accenture's CFO from 2006 through 2013, following her many other leadership roles in line management, consulting and operations at Accenture during her 34 years with the company. She has a long track record of active involvement in charitable organizations, focused on education and on the advancement of women in business, including The Women's Forum of New York and Junior Achievement of New Jersey.

Nominee Qualifications

Ms. Craig's bachelor's degree from Smith College and M.B.A. degree from New York University Stern School, her decades of executive leadership roles and experiences at Accenture, including serving as its CFO, and her finance, management, business operations and services, global business, and technology expertise, her skills in financial, audit, compensation and governance matters, and her experiences as a director at the other public companies listed, qualify her to serve as a director of 3M.



Age **70**

Director since **2015**

Other current directorships

- Union Pacific Corporation

3M Board committee(s)

- Audit (Chair)

- Nominating and Governance

Directorships within the past five years

- DirecTV

David B. Dillon   Independent

Retired Chairman of the Board and Chief Executive Officer, The Kroger Co.

Professional Highlights

Mr. Dillon is the *Retired Chairman of the Board and Chief Executive Officer, The Kroger Co., a large retailer that operates retail food and drug stores, multi-department stores, jewelry stores, and food production facilities throughout the U.S.* Mr. Dillon retired on December 31, 2014 as Chairman of the Board of Kroger, where he was Chairman since 2004 and was the Chief Executive Officer from 2003 through 2013. Mr. Dillon served as President of Kroger from 1995 to 2003 and was elected Executive Vice President in 1990. Mr. Dillon served as Director of The Kroger Co. from 1995 through 2014. Mr. Dillon began his retailing career at Dillon Companies, Inc. (later a subsidiary of The Kroger Co.) in 1976 and advanced through various management positions, including its President from 1986-1995.

Nominee Qualifications

Mr. Dillon's bachelor's degree in business from the University of Kansas and his law degree from Southern Methodist University, his leadership roles and experiences at The Kroger Co., including serving as Chairman of the Board and Chief Executive Officer, his knowledge of and extensive experiences in leading one of the world's largest retailers, his experiences in Kroger's successful $13 billion merger with Fred Meyer, Inc., his leadership in sustainability, his skills in financial and audit matters, and his experiences as a director at the public companies listed, qualify him to serve as a director of 3M.



Age **72**

Director since **2003**

Other current directorships

- The Allstate Corporation

- Eli Lilly and Company

- International Business Machines Corporation (lead independent director)

3M Board committee(s)

- Compensation and Talent

Michael L. Eskew   Independent

Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.

Professional Highlights

Mr. Eskew is the *Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc. ("UPS"), a provider of specialized transportation and logistics services*. Mr. Eskew was appointed Executive Vice President in 1999 and Vice Chairman in 2000 before becoming Chairman and Chief Executive Officer of UPS in January 2002. He retired as Chairman of the Board and Chief Executive Officer at the end of 2007 but remained as a director of UPS until December 31, 2014.

Nominee Qualifications

Mr. Eskew's bachelor's degree in industrial engineering from Purdue University, his leadership roles and experiences at UPS, including serving as Chairman of the Board and Chief Executive Officer, his knowledge of and extensive experiences in global logistics, his skills in financial and audit matters, and his experiences as a director at the public companies listed, qualify him to serve as a director of 3M. Mr. Eskew is our Lead Independent Director.



Age **60**

Director since **2021**

Other current directorships

- Dow Inc.

3M Board committee(s)

- Compensation and Talent

James R. Fitterling   Independent

Chairman of the Board and Chief Executive Officer, Dow Inc.

Professional Highlights

Mr. Fitterling is the *Chairman of the Board and Chief Executive Officer of Dow Inc., one of the world's leading global materials science companies*. Mr. Fitterling was named CEO-elect of Dow in March 2018 prior to becoming CEO in July 2018, and he was elected Chairman in April 2020. Before that, he served as President and Chief Operating Officer of Dow and also previously served as Chief Operating Officer for the Materials Science division of DowDuPont. In his 37-year career with the company, Mr. Fitterling has spent 10 years in Asia, and has held leadership positions with P&L responsibility in many of the company's operations. A strong advocate for inclusion and diversity, Mr. Fitterling was named # 1 LGBT + Executive in 2018 on the "OUTstanding in Business" list published by *Financial Times*. Mr. Fitterling serves as the Vice Chair of the Board of Directors of the National Association of Manufacturers and Chair of the Board of Directors for the American Chemistry Council.

Nominee Qualifications

Mr. Fitterling's bachelor's degree in mechanical engineering from the University of Missouri – Columbia, his extensive leadership roles and experiences at Dow, including serving as its Chairman and CEO, his many years of international business experiences, his deep understanding and appreciation of materials science and innovation, and his strong track record of advancing environmental, social and governance goals, qualify him to serve as a director of 3M.



Age **50**

Director since **2017**

Other current directorships

- None

3M Board committee(s)

- Compensation and Talent
- Science, Technology & Sustainability

Amy E. Hood   Independent

Executive Vice President and Chief Financial Officer, Microsoft Corporation

Professional Highlights

Ms. Hood is *Executive Vice President and Chief Financial Officer of Microsoft Corporation, a worldwide provider of software, services and solutions*. Ms. Hood is responsible for leading Microsoft's worldwide finance organization, including acquisitions, treasury activities, tax planning, accounting and reporting, and internal audit and investor relations. Prior to this role, Ms. Hood was Chief Financial Officer of Microsoft's Business Division, responsible for the company's productivity applications and services including Microsoft Office 365, Office, SharePoint, Exchange, Dynamics ERP and Dynamics CRM. During her time in the Business Division, Ms. Hood helped lead the transition to the company's Office 365 service, and she was deeply involved in the strategy development and overall execution of the company's successful acquisitions of Skype and Yammer. Ms. Hood joined Microsoft in 2002 and previously held positions in the Server and Tools Business as well as the corporate finance organization. Prior to 2002, she worked at Goldman Sachs & Co. in various investment banking and capital markets groups roles.

Nominee Qualifications

Ms. Hood's bachelor's degree in economics from Duke University and M.B.A. from Harvard University, her extensive leadership roles and experiences at Microsoft Corporation, especially in strategic business development, finance, and digitization, qualify her to serve as a director of 3M.



Age **69**

Director since **2013**

Other current directorships

- NuBank

3M Board committee(s)

- Nominating and Governance (Chair)
- Science, Technology & Sustainability

Directorships within the past five years

- The Coca-Cola Company

Muhtar Kent   Independent

Retired Chairman of the Board and Chief Executive Officer, The Coca-Cola Company

Professional Highlights

Mr. Kent is the *Retired Chairman of the Board and Chief Executive Officer of The Coca-Cola Company, the world's largest beverage company*. Mr. Kent held the position of Chairman of the Board of The Coca-Cola Company from April 23, 2009, until his retirement on April 30, 2019. He held the position of Chief Executive Officer from July 1, 2008 until May 2017. From December 2006 through June 2008, Mr. Kent served as President and Chief Operating Officer of The Coca-Cola Company. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of The Coca-Cola Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of The Coca-Cola Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan, and Russia.

Nominee Qualifications

Mr. Kent's Bachelor of Science degree in economics from the University of Hull, England, and Master of Science degree in administrative sciences from City University London, his extensive leadership roles and experiences at The Coca-Cola Company across multiple geographies, and his extensive international experience at The Coca-Cola Company qualify him to serve as a director of 3M.



Age **56**

Director since **2022**

Other current directorships

- None

3M Board committee(s)

- Compensation and Talent

Suzan Kereere   Independent

Head of Global Business Solutions, Fiserv, Inc.

Professional Highlights

Ms. Kereere is the *Head of Global Business Solutions, Fiserv, Inc., a global fintech and payments company with solutions for banking, global commerce, merchant acquiring, billing and payments, and point-of-sale*. Most recently, she served as Chief Growth Officer at Fiserv, leading enterprise strategy and business development initiatives. Prior to Fiserv, she held executive leadership roles in global merchant sales and acquiring at VISA from 2016 to 2021 and in merchant services, network business, customer services, business and corporate travel, including serving as head of U.S. National Merchant Business and head of Global Network Business at American Express where she worked from 1988 to 2016. She has led businesses in Europe, Australia, Asia and North America.

Nominee Qualifications

Ms. Kereere's bachelor's degree in Economics from Tufts University and M.B.A. degree from Columbia University Business School, her decades of experience and expertise in leading payments and technology platform business at Fortune 100 companies across global business lines and regional high growth start-ups, her accomplishments in digital transformation, sales optimization, front-line customer engagement and inclusive growth, and her track record of championing for equity in the corporate space and bringing analytics to the race and inclusion discussion, qualify her to serve as a director of 3M.



Age **53**

Director since **2018**

Other current directorships

- Chevron Corporation

3M Board committee(s)

- Audit
- Nominating and Governance

Directorships within the past five years

- Barclays PLC
- Barrick Gold Corporation
- SABMiller PLC
- Seagate Technology Public Limited Company

Dambisa F. Moyo   Independent

Co-Principal, Versaca Investments

Professional Highlights

Dr. Moyo has been *Co-Principal of Versaca Investments, a family office focused on growth investment globally* since she co-founded it in 2021. She served as the Chief Executive Officer of Mildstorm LLC from 2015 to 2021. She is a global economist and commentator, analyzing the macroeconomy and international affairs. From 2001 to 2008, she worked at Goldman Sachs in various roles, including as an economist. Prior to that she worked at the World Bank in Washington, D.C. during 1993-1995. A New York Times bestsellers' author, Dr. Moyo's writing regularly appears in economic and finance-related publications.

Nominee Qualifications

Dr. Moyo's Ph.D in economics from the University of Oxford, her M.B.A. in finance from the American University, and her M.P.A. from Harvard's Kennedy School of Government, her leadership roles and experience in the banking and financial services industry, her extensive knowledge of macroeconomics, geopolitics and global markets, and her experience as a director at the public companies listed, qualify her to serve as a director of 3M.



Age **70**

Director since **2016**

Other current directorships

- Deere & Company
- Eaton Corporation plc
- Corteva Agriscience (non-executive chair)

3M Board committee(s)

- Compensation and Talent
- Science, Technology & Sustainability (Chair)

Directorships within the past five years

- Cargill
- Carlson Companies

Gregory R. Page   Independent

Retired Chairman of the Board and Chief Executive Officer, Cargill

Professional Highlights

Mr. Page is the *Retired Chairman of the Board and Chief Executive Officer, Cargill, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services*. Mr. Page was named Corporate Vice President & Sector President, Financial Markets and Red Meat Group of Cargill in 1998, Corporate Executive Vice President, Financial Markets and Red Meat Group in 1999, President and Chief Operating Officer in 2000, and became Chairman of the Board and Chief Executive Officer in 2007. He served as Executive Chairman of the Board of Cargill from December 2013 until his retirement from Cargill in September 2015, and Executive Director of Cargill from September 2015 to September 2016. Mr. Page is a director and past non-executive Chair of the Board of Big Brothers Big Sisters of America. He is past President and board member of the Northern Star Council of the Boy Scouts of America.

Nominee Qualifications

Mr. Page's bachelor's degree in economics from the University of North Dakota, his leadership roles and experiences while serving as Chairman of the Board and Chief Executive Officer at Cargill, his expertise and knowledge of financial and audit matters and corporate governance, and his experiences as a director at the public companies listed, qualify him to serve as a director of 3M.



Age **62**

Director since **2018**

Other current directorships

● Abbott Laboratories

3M Board committee(s)

● None

Michael F. Roman

Chairman of the Board and Chief Executive Officer, 3M Company

Professional Highlights

Mr. Roman is the *Chairman of the Board and Chief Executive Officer of 3M Company since May 2019*. Mr. Roman previously served as Chief Executive Officer from July 1, 2018 to May 14, 2019; Chief Operating Officer and Executive Vice President from July 1, 2017 to June 30, 2018 with direct responsibilities for 3M's five business groups and the Company's international operations. Mr. Roman previously served as Executive Vice President, Industrial Business Group, of 3M Company from June 2014 to July 2017. Mr. Roman served as the Company's Senior Vice President, Business Development, from May 2013 to June 2014. Prior to that, he was Vice President and General Manager of Industrial Adhesives and Tapes Division from September 2011 to May 2013. Mr. Roman also has lived in and led 3M businesses around the world, including the United States, Europe and Asia.

Nominee Qualifications

Mr. Roman's bachelor's and master's degrees in electrical engineering from the University of Minnesota and the University of Southern California, his distinguished 3M career over 30 years with leadership roles across multiple geographies and businesses, his experience in managing 3M's four business groups and international operations, his knowledge and skills in key areas such as manufacturing, supply chain, technology, finance, and risk management, and his accomplishments in sales growth, operational efficiency and value creation across a wide range of global businesses, qualify him to serve as a director of 3M.



Recommendation of the board

The Board of Directors unanimously recommends a vote "**FOR**" the election of these nominees as directors. Proxies solicited by the Board of Directors will be voted "**FOR**" these nominees unless a shareholder indicates otherwise in voting the proxy.

Board membership criteria

3M's Corporate Governance Guidelines contain Board Membership Criteria that include a list of key skills and characteristics deemed critical to serve 3M's long-term business strategy and expected to be represented on 3M's Board. The Nominating and Governance Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members given the current Board composition. It is the intent of the Board that the Board, itself, will be a high-performance organization creating competitive advantage for the Company. To perform as such, the Board will be composed of individuals who have distinguished records of leadership and success in their arena of activity and who will make substantial contributions to Board operations and effectively represent the interests of all shareholders. The Committee's and the Board's assessment of Board candidates includes, but is not limited to, consideration of:

- Roles in and contributions valuable to the business community;
- Personal qualities of leadership, character, judgment, and whether the candidate possesses and maintains throughout service on the Board a reputation in the community at large of integrity, trust, respect, competence, and adherence to the highest ethical standards;
- Relevant knowledge and diversity of background and experience in business, manufacturing, technology, finance and accounting, marketing, international business, government, and other areas; and
- Whether the candidate is free of conflicts and has the time required for preparation, participation, and attendance at all meetings.

In addition to these minimum requirements, the Committee will also evaluate whether the nominee's skills are complementary to the existing Board members' skills, the Board's needs for particular expertise in certain areas, and will assess the nominee's impact on Board dynamics, effectiveness, and diversity of experience and perspectives.

Director nominees – diversity of skills and experience

The diagram below summarizes the director nominees' key skills and experiences in the areas that are most relevant to 3M and shows the number of director nominees who possess each of the skills and experiences:

11 **Leadership.** Significant leadership experience with understanding of complex global organizations, strategy, risk management, and how to drive change and growth.

11 **Finance.** Financial metrics measures our performance. All directors must understand finance and financial reporting processes. All, but one, Audit Committee members qualify as "audit committee financial experts."

5 **Manufacturing.** As a vertically integrated Company, manufacturing experience is important to understanding the operations and capital needs of the Company.

10 **Global.** Global business experience is critical to 3M's international growth with 60 percent of sales from outside the U.S. in 2021.

8 **Supply Chain.** Directors with expertise in the management of the upstream and downstream relationships with suppliers and customers provide important perspectives on achieving efficient operations.

11 **Risk Management.** Directors with experience in risk management and oversight, including environmental, social, and cybersecurity, play an important role in the Board's oversight of risks.

8 **Technology.** As a diversified technology, science-based Company, directors with technology backgrounds understand 3M's 51 technology platforms and the importance of investing in new technologies for future growth.

8 **Marketing.** Organic growth is one of 3M's financial metrics and directors with marketing expertise provide important perspectives on developing new markets.

Diversity

For 3M, diversity, in its myriad manifestations, is fundamental to innovation, performance, and relevancy. The Board of Directors regards diversity as an important factor in selecting board nominees to serve on the Board. When selecting nominees, it actively considers diversity in recruitment and nomination of directors, such as gender, race, ethnicity, sexual orientation, and national origin. The current composition of our Board reflects those ongoing efforts and the continued importance of diversity to the Board.

Board self-evaluation process

The Board conducts a multi-step annual self-evaluation to determine whether it, its committees and its directors are functioning effectively, consider opportunities for continual enhancement, and as part of its annual director nomination process.

1 | **Evaluations by Board Leadership**

- Chairman/Lead Director/Nominating and Governance (N&G) Committee Chair meet around the time of the November Board meeting to evaluate the performance and skills of each director
- Information is shared and discussed with the N&G Committee and considered in the nomination process at the February meeting

2 | **One-on-One Discussions with N&G Chair**

- N&G Chair meets individually with each director around the time of the February meeting to discuss:
  - ▸ Effectiveness of Board and committees
  - ▸ Opportunities for improvement
  - ▸ Director's self-evaluation
  - ▸ Director's evaluation of other Board members
  - ▸ Other topics selected by director
- N&G Chair shares comments and feedback with the Board and N&G Committee

3 | **Annual Questionnaires**

- Following the February meeting, each director completes a questionnaire on the functioning of the Board and committees
- Results are discussed at the April Board and committee meetings

4 | **Feedback Incorporated**

- As a result of this process:
  - ▸ The Board and its committees identify potential areas for improvement, as well as existing practices which have contributed to high effectiveness
  - ▸ Items requiring follow-up are monitored on a going-forward basis by the full Board, committees and/or committee chairs, as applicable
  - ▸ The N&G Committee considers the performance and contributions of each director as part of its annual nomination process to ensure our directors continue to possess the necessary skills and experience to effectively oversee the Company; on occasion, the N&G Committee has not re-nominated a director

While this formal self-evaluation is conducted on an annual basis, directors share perspectives, feedback, and suggestions year-round. The Board and each committee conducted an evaluation of its performance in 2021.

Director nomination process

In addition to its annual assessment and nomination of incumbent directors, the Nominating and Governance Committee oversees the process for selecting new director candidates.

Identification, evaluation, and selection of nominees

Director nomination process



1

Identify and evaluate

The Nominating and Governance Committee identifies and evaluates individuals who the Committee believes are qualified to become Board members in accordance with the Board Membership Criteria set forth above.

2

Review

The Committee reviews qualified director nominees with the Board.

3

Interview

The Committee and the Chairman of the Board interview candidates that meet the Board Membership Criteria.

5

Determine submissions for election

The Board reviews such recommendations and determines submissions for election at the next shareholder meeting of the Company in which directors will be elected or filling any vacancies on the Board.

4

Select and recommend

The Committee selects nominees that best suit the Board's current needs and recommends them to the Board.

The Committee also focuses on overall Board-level succession planning at the director level, periodically reviews the appropriate size and composition of the Board and anticipates future vacancies and needs of the Board. In the event the Committee recommends an increase in the size of the Board or a vacancy occurs, the Committee considers qualified nominees from several sources, including current Board members and nominees recommended by shareholders and other persons.

The Committee may from time to time retain a director search firm to help the Committee identify qualified director nominees for consideration by the Committee. In 2021, the Committee retained Russell Reynolds to help identify future Board candidates.

Shareholder nominations

The Nominating and Governance Committee has a policy to consider properly submitted shareholder recommendations for candidates for membership on the Board of Directors. Shareholders proposing individuals for consideration by the Committee must include at least the following information about the proposed nominee: the proposed nominee's name, age, business or residence address, principal occupation or employment, and whether such person has given written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected. Shareholders should send the required information about the proposed nominee to:

 Corporate Secretary
3M Company
3M Center
Building 220-9E-02
St. Paul, MN 55144-1000

For an individual proposed by a shareholder to be considered by the Committee for recommendation as a Board nominee for the 2023 Annual Meeting, the Corporate Secretary must receive the proposal by November 23, 2022. Such proposals must be sent via registered, certified, or express mail (or other means that allows the shareholder to determine when the proposal was received by the Company). The Corporate Secretary will refer properly submitted shareholder proposed nominations to the Chair of the Nominating and Governance Committee for consideration at a future Committee meeting. Individuals proposed by shareholders in accordance with these procedures will receive the same consideration received by individuals identified to the Committee through other means.

Shareholder nominations – advance notice bylaw

In addition, 3M's Bylaws permit shareholders to nominate directors at an annual meeting of shareholders or at a special meeting at which directors are to be elected in accordance with the notice of meeting. Shareholders intending to nominate a person for election as a director must comply with the requirements set forth in the Company's Bylaws. With respect to nominations to be acted upon at our 2023 Annual Meeting, our Bylaws would require, among other things, that the Corporate Secretary receive written notice from the record shareholder no earlier than November 23, 2022, and no later than December 23, 2022. The notice must contain the information required by the Bylaws, a copy of which is available on our website at *www.3M.com*, under Investor Relations — Governance. Nominations received after December 23, 2022, will not be acted upon at the 2023 Annual Meeting.

Shareholder nominations – universal proxy rules

In addition to satisfying the foregoing advance notice requirements under 3M's Bylaws, to comply with the universal proxy rules (once effective) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-9 under the Exchange Act no later than March 11, 2023, which is 60 days prior to the anniversary date of the 2022 Annual Meeting.

Proxy access nominations

Further, pursuant to the proxy access Bylaw adopted by the Board in November 2015, a shareholder, or a group of up to 20 shareholders, continuously owning for three years at least three percent of our outstanding common shares may nominate and include in our proxy materials up to the greater of two directors and 20 percent of the number of directors currently serving, if the shareholder(s) and nominee(s) satisfy the Bylaw requirements. For eligible shareholders to include in our proxy materials nominees for the 2023 Annual Meeting, proxy access nomination notices must be received by the Company no earlier than November 23, 2022, and no later than December 23, 2022. The notice must contain the information required by the Bylaws.

Director orientation and continuing education

Our orientation programs familiarize new directors with 3M's businesses, strategic plans, and policies, and help prepare them for their role on their assigned committees. Continuing education programs assist directors in maintaining skills and knowledge necessary for the performance of their duties. These programs may be part of regular Board and Committee meetings or provided by academic or other qualified third parties. The programs have also included visits to the Company's laboratories and manufacturing facilities.

Director independence

The Board has adopted a formal set of Director Independence Guidelines with respect to the determination of director independence, which either conform to or are more exacting than the independence requirements of the New York Stock Exchange ("NYSE") listing standards, and the full text of which is available on our website at *www.3M.com*, under Investor Relations — Governance. In accordance with these Guidelines, a director or nominee for director must be determined to have no material relationship with the Company other than as a director. The Guidelines specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate family members with respect to past employment or affiliation with the Company or its independent registered public accounting firm. The Guidelines also prohibit Audit and Compensation and Talent Committee members from having any direct or indirect financial relationship with the Company, and restrict both commercial and not-for-profit relationships of all directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

In accordance with these Guidelines, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director, or any member of his or her immediate family and the Company and its subsidiaries and affiliates in each of the most recent three completed fiscal years. The Board also considered whether there were any transactions or relationships between the Company and a director or any members of a director's immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner, or significant equity holder). The Board considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and companies at which some of our directors are or have been officers. In particular, the Board considered the annual amount of sales to 3M for each of the most recent three completed fiscal years by each of the companies where directors serve or have served as an executive officer, as well as purchases by those companies from 3M. The Board determined that the amount of

sales and purchases in each fiscal year was below one percent of the annual revenues of each of those companies, the threshold set forth in the Director Independence Guidelines. The Board also considered charitable contributions to not-for-profit organizations with which our directors or immediate family members are affiliated, none of which approached the threshold set forth in our Director Independence Guidelines.

As a result of this review, the Board affirmatively determined that the following directors are independent under these Guidelines: Thomas "Tony" K. Brown, Pamela J. Craig, David B. Dillon, Michael L. Eskew, James R. Fitterling, Herbert L. Henkel, Amy E. Hood, Muhtar Kent, Suzan Kereere, Dambisa F. Moyo, Gregory R. Page, and Patricia A. Woertz. The Board has also determined that members of the Audit Committee and Compensation and Talent Committee received no compensation from the Company other than for service as a director. Michael F. Roman, Chairman of the Board and Chief Executive Officer, is considered to not be independent because of his employment by the Company.

Corporate governance practices and policies

The Company believes that good corporate governance practices serve the long-term interests of shareholders, strengthen the Board and management, and further enhance the public trust 3M has earned from more than a century of operating with uncompromising integrity and doing business the right way. The following sections provide an overview of 3M's corporate governance practices, which are published on the Company's website, including the Corporate Governance Guidelines, our shareholder outreach and engagement practices, the Codes of Conduct for directors and employees, public policy engagement, and other important governance-related policies.

Corporate governance highlights

Board compositions and independence	Board and board committee practices	Shareholder rights
• Diverse board in all aspects • 92% independent board • 100% independent board committees • Lead Independent Director with robust authority • Regular executive sessions for independent directors • Full access to management and employees	• Annual board, committee and individual director self-evaluation process • Comprehensive onboarding and continuing education program • Strong Audit Committee financial expertise • Regular board refreshment and a mix of tenure, including mandatory director retirement age • Active consideration of diversity in director nomination process • Regular shareholder outreach and engagement	• Annual election of all directors • Majority voting for director elections • Market-standard proxy access right • No supermajority voting requirements • Shareholder right to call special meetings • No poison pill • Processes for director nomination by shareholders and communicating with the Board
Board oversight areas	Executive compensation governance	
• Long-term strategic plans and capital allocation • Enterprise risk management, including cybersecurity • Environmental stewardship and sustainability • Diversity and inclusion, equity in workplaces, communities and business practices • Human capital management • CEO and management succession planning • Political activities and contributions	• Comprehensive clawback policy • Robust stock ownership guidelines for executive officers and directors • No hedging or pledging by executive officers and directors • No employment or change in control agreements with any senior executives, including CEO	

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines which provide a framework for the effective governance of the Company. The guidelines address matters such as the respective roles and responsibilities of the Board and management, the Board's leadership structure, the responsibilities of the independent Lead Director, director independence, the Board Membership Criteria, Board committees, and Board and management evaluation. The Board's Nominating and Governance Committee is responsible for overseeing and reviewing the Guidelines at least annually and recommending any proposed changes to the Board for approval. Some key governance guidelines, not otherwise addressed in our Proxy Statement, are set forth below. The Corporate Governance Guidelines, the Certificate of Incorporation and Bylaws, the charters of the Board committees, the Director Independence Guidelines, and the Codes of Conduct provide the framework for the governance of the Company and are available on our website at *www.3M.com*, under Investor Relations — Governance.

Mandatory Retirement Age

- The retirement age of a nonemployee director is 74. A director elected to the Board prior to their 74th birthday may continue to serve until the annual shareholder meeting coincident with or following their 74th birthday. Absent special circumstances, directors will not be nominated for election after their 74th birthday.

Outside Board Policy

- Independent directors who also serve as CEOs of publicly-traded companies or in equivalent positions should not serve on more than two boards of public companies in addition to the 3M Board, and other independent directors should not serve on more than four other boards of public companies in addition to the 3M Board. Independent directors must advise the Chairman/CEO before accepting an invitation to serve on another for-profit board.

Access to Employees and Outside Advisors

- Board members have complete access to all members of 3M management and its employees, as well as outside advisors.

Communication with directors

The Board of Directors has adopted the following process for shareholders and other interested parties to send communications to members of the Board. Shareholders and other interested parties may communicate with the Lead Independent Director, the chairs of the Audit, Compensation and Talent, Nominating and Governance, and Science, Technology & Sustainability Committees of the Board, or with any of our other independent directors, or all of them as a group, by sending a letter to the following address: Corporate Secretary, 3M Company, 3M Center, Building 220-9E-02, St. Paul, MN 55144-1000. The Corporate Secretary reviews communications to the independent directors and forwards those communications to the independent directors as discussed below. Communications involving substantive accounting or auditing matters will be immediately forwarded to the Chair of the Audit Committee and the Company's Chief Compliance Officer consistent with time frames established by the Audit Committee for the receipt of communications dealing with these matters. Communications that pertain to non-financial matters will be forwarded promptly. Items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitation or advertisements; product-related inquiries; mass mailings; resumes or other job-related inquiries; and unsolicited commercial e-mails.

3M's codes of conduct

More than a century of operating with uncompromising integrity has earned 3M trust from our customers, credibility with our communities, and dedication from our employees. All of our employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, are required to abide by 3M's Code of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. The Code forms the foundation of a comprehensive process that includes compliance with corporate policies and procedures and a Company-wide focus on uncompromising integrity in every aspect of our operations. Our Code of Conduct covers many topics, including antitrust and competition law, conflicts of interest, financial reporting, protection of confidential information, and compliance with all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. The Audit Committee has adopted procedures to receive, retain, and treat complaints received regarding accounting, internal accounting controls, or auditing matters, and to allow for the confidential and anonymous

submission by employees or others of concerns regarding questionable accounting or auditing matters. Information on how to submit any such communications can be found on 3M's Investor Relations website, under Governance — Governance Documents — Employee Business Conduct Policies — "Report a concern or ask a question." Our Chief Compliance Officer, who has direct reporting obligations to the Audit Committee, periodically reports to the Audit Committee on compliance with the Company's Code of Conduct, including the effectiveness of the Company's compliance program.

The Board also has adopted a Code of Business Conduct and Ethics for Directors of the Company. This Code incorporates long-standing principles of conduct the Company and the Board follow to ensure the Company's business and the activities of the Board are conducted with integrity and adherence to the highest ethical standards, and in compliance with the law. The Company's Code of Conduct for employees and the Code of Business Conduct and Ethics for Directors are available on our website at *www.3M.com* under Investor Relations — Governance — Governance Documents.

Public policy engagement

The Company believes that transparency with respect to the consideration, processes, and oversight of our engagement with lawmakers is important to our shareholders, and continuously makes efforts to give our shareholders useful information about our public policy engagement. Since 2007, the Company has voluntarily published a detailed explanation of the Company's political activities which is available on our website at *www.3M.com* under Investor Relations — Governance — Governance Documents — "Lobbying and Political Activities Governance." There, the Company explains its principles and governance procedures and provides detailed information about 3M's lobbying, political activities, and engagement with industry associations. We discuss our positions on important public policy issues, the factors we consider when evaluating contribution proposals, and the processes we use for legal, financial, executive, and Board oversight of our political activities and contributions. We also provide links to the reports the 3M Political Action Committee files monthly with the Federal Election Commission and the Company's quarterly Lobbying Disclosure reports, as well as a detailed list of our contributions to state candidates and political parties, and contributions to "527" political organizations. The Company also discloses on its website the trade associations the Company joined where $25,000 or more of the dues are allocated for lobbying purposes by the trade association. Certain tax-exempt organizations, organized under U.S. Internal Revenue Code §501(c)(4) and known as "social welfare" organizations, may engage in lobbying activities related to their primary purpose. If the portion of any of our dues or other contribution in excess of $25,000 are allocated to lobbying activities, we will disclose the association and amount so allocated. The Company believes that these disclosures on our website, which exceed the disclosures required by law, offer transparency respecting the Company's public policy engagement and political activities.

Related person transaction policy and procedures

The Board of Directors has adopted a written Related Person Transaction Policy and Procedures which is administered by the Nominating and Governance Committee. This Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a Related Person (as that term is defined in the Policy) has a direct or indirect material interest and which is required to be disclosed under Item 404(a) of Regulation S-K. Transactions that fall within this definition are referred to the Committee for approval or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve a transaction and approves only those transactions that are in the best interests of the Company and its shareholders. In the course of its review and approval or ratification of a transaction, the Committee considers:

- The nature of the Related Person's interest in the transaction;
- The material terms of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- The significance of the transaction to the Related Person;
- The significance of the transaction to the Company;
- Whether the related person is involved in the negotiation of the terms of the transaction or receives any special benefit as a result of the transaction;
- Whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company and its shareholders; and
- Any other matters the Committee deems appropriate.

Any Committee member who is a Related Person with respect to a transaction under review may not participate in the deliberations or vote respecting such approval, except that such a director may be counted in determining the presence of a quorum at a meeting at which the Committee considers the transaction. There were no Related Person Transactions that were referred to the Committee in 2021.

Policy on adoption of a rights plan

In 2002 and 2003, a 3M shareholder submitted a shareholder proposal to 3M regarding the approval process for adopting a shareholders' rights plan (also known as a "poison pill"). 3M does not have a rights plan and is not currently considering adopting one. The Board continues to believe, however, that there may be circumstances under which adoption of a rights plan would give the Board the negotiating power and leverage necessary to obtain the best result for 3M shareholders in the context of a takeover effort.

Following consideration of the favorable vote the shareholder proposal received and in light of this belief, the Board adopted and has reaffirmed a statement of policy on this topic. The Board's policy is that it will only adopt a rights plan if either: (1) shareholders have approved adoption of the rights plan; or (2) the Board (including a majority of the independent members of the Board), in its exercise of its fiduciary responsibilities, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's shareholders to adopt a rights plan without the delay in adoption resulting from seeking shareholder approval.

The Board has directed the Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the policy. The terms of the policy, as in effect, are included in 3M's published Corporate Governance Guidelines in addition to this Proxy Statement.

Key areas of Board oversight

Board's role in strategy

Each year management presents to the Board, and the Board discusses and approves, detailed long-term strategic plans for the Company. In addition to the Company's overall strategic plan, financial strategic plan, enterprise strategic plans and priorities including Enterprise Operations and environmental, social and governance (ESG), the discussions also focused on breakout sessions with the directors on strategic plans and priorities for each of the four business groups.

Our Company's long-term strategy is guided by our Purpose, Promise, and Principles in the pursuit of creating unique and differentiated value for customers, shareholders, and our stakeholders.

Leading with purpose

As a company we are guided by our Purpose, Promise, and Principles in the pursuit of creating unique and differentiated value for customers, shareholders, and our stakeholders.

Our Purpose Why 3M exists	**Unlock the power of people, ideas, and science to reimagine what's possible**				
Our Promise What 3M delivers to our employees, customers, and shareholders every day	**Improve lives by helping solve the world's greatest challenges**				
Our Principles Our beliefs that enable us to uniquely deliver on our promise, now and in the future	**Science-based performance** We believe that science improves lives. We apply our scientific expertise to create high-performance products and solutions with rigor and precision.	**Unparalleled expertise, extraordinary outcomes** We integrate the best of 3M globally— our technologies, capabilities, and solutions—to solve the seemingly impossible and help people, businesses and communities achieve extraordinary outcomes.	**Makers of what's next** We innovate in ways big and small, continuously transforming what we deliver and how we work to drive next-generation ideas forward.	**Strength in collaboration** We bring our outside-in perspective, insight, and solutions in everything we do, working together to develop solutions with companies, institutions, and individuals.	**Change for good** We believe in an equitable and inclusive world, so we think, work and act to drive meaningful change that endures. Together, we commit to creating a more sustainable world for future generations.



All of these bind us together as one 3M, unified in our ambitions and empowered to act to drive growth, development, reputation, and impact with every action. These collective ideals correspond to expectations from our customers, investors, and our employees, and they work in concert with our foundational strengths and priorities for long-term growth:

Strengths

- Technology
- Manufacturing
- Global Capabilities
- Brand

Priorities

- Portfolio
- Transformation
- Innovation
- People & Culture

Our Strengths

Our strengths are the foundation of 3M. They are deep competitive advantages that we leverage across the enterprise, and make 3M greater than the sum of our parts. All 3M businesses are connected and bolstered by our strengths: unique technologies, advanced manufacturing, global capabilities and leading brands.

We apply and combine our 51 technology platforms – from adhesives and abrasives, to microreplication and nonwoven materials. We leverage our manufacturing capabilities: one-third of our technology platforms and one-quarter of our patents relate to process engineering. 3M's global reach allows us to serve markets around the world, where we have operations in 70 countries and sales in nearly all countries. Finally, our brand adds value in each of our businesses. We do this while maintaining close engagement with our customers and end-markets, to gain insights that guide our innovation.

Our Priorities

3M constantly builds on our foundation through four priorities – Portfolio, Transformation, Innovation, and People & Culture – which position us for long-term success. The ongoing review and reshaping of our portfolio – including prioritization within 3M, and acquisitions and divestitures – is key to maximizing value. We are transforming 3M with new business processes, service models and digitalization capabilities. Innovation remains at the center of our model, and is constantly fueled by investments in research and development and capital. Developing our people and enhancing our culture is foundational to each priority, and our ability to grow, evolve and succeed.

Board's role in risk oversight

Board of directors

- Oversees the Company's risk profile and management's processes for assessing and managing risk, both as a whole Board and through its committees
- Provides general oversight of 3M's overall environmental, social and governance (ESG) and human resources strategies, goals and results
- Reviews enterprise risks at least annually (including environmental, health and safety (EHS) compliance, human capital management, ESG, cybersecurity and information security risks)
- Assigns other important categories of risk and specific ESG elements to designated Board committees and receives reports from them

Audit committee

- Has the primary responsibility for the oversight of risks facing the Company, including cybersecurity
- Has the oversight responsibilities over risks associated with the Company's capital structure, credit ratings and cost of capital, long-term benefit obligations, and use of or investment in financial products, such as derivatives to manage risk related to foreign currencies, commodities, and interest rates

The Audit Committee's charter provides that the Audit Committee shall "discuss policies and procedures with respect to risk assessment and risk management, the Company's major risk exposures and the steps management has taken to monitor and mitigate such exposures."

The role of the auditor

The Senior Vice President and General Auditor, Corporate Auditing (the "Auditor"), whose appointment and performance is reviewed and evaluated by the Audit Committee and who has direct reporting obligations to the Committee, is responsible for leading the formal risk assessment and management process within the Company. The Auditor, through consultation with the Company's senior management, periodically assesses the major risks facing the Company and works with those executives responsible for managing each specific risk. The Auditor periodically reviews with the Audit Committee the major risks facing the Company and the steps management has taken to monitor and mitigate those risks. The Auditor's risk management report, which is provided in advance of the meeting, is reviewed with the entire Board by either the chair of the Audit Committee or the Auditor.

Compensation and talent committee

- Oversees risks associated with the Company's compensation practices, including by performing an annual review of the Company's risk assessment of its compensation policies and practices for its employees, including talent sourcing, diversity and retention strategies; talent development; internal pay equity, and equal employment opportunities

Nominating and governance committee

- Oversees risks associated with the Company's overall governance (e.g., Board diversity, public policy, social responsibility, political activities and contributions) and its succession planning process to ensure that the Company has a slate of future, qualified candidates for key management positions

Science, technology & sustainability committee

- Oversees risks associated with the Company's environmental and product stewardship efforts, including EHS legal and regulatory compliance, as well as significant emerging science and technology, disruptive innovations, materials vulnerability, and geopolitical issues that may impact the company's overall strategy, global business continuity and financial results

Management

- Provides consultation to the Auditor when he or she assesses the major risks facing the Company
- Manages and mitigates risks (e.g., the formation of a holistic Equity & Community organization to advance social justice and equity in our workplaces, business practices and communities globally)
- Reports, as needed, to the full Board on how a particular risk is being managed and mitigated

The Board believes that its oversight of risks, primarily through delegation to the Audit Committee, but also through delegation to other committees to oversee specific risks within their areas of responsibility and expertise, and the sharing of information with the full Board, is appropriate for a diversified technology and manufacturing company like 3M. The chair of each committee that oversees risk provides a summary of the matters discussed with the committee to the full Board following each committee meeting. The minutes of each committee meeting are also provided to all Board members. The Board also believes its oversight of risk is enhanced by its current leadership structure (further discussed

below) because the CEO, who is ultimately responsible for the Company's management of risk, also chairs regular Board meetings. Given his in-depth knowledge and understanding of the Company, the CEO is best able to bring key business issues and risks to the Board's attention.

Board's role in management succession planning and human capital management

The Board plans the succession to the position of Chairman, CEO and other senior management positions. To assist the Board, the Chairman/CEO and Chief Human Resources Officer annually assess senior managers and their succession potential for the position of Chairman/CEO and other senior management positions. The Board also reviews the Company's strategies and plans to recruit, retain, develop, protect and fairly compensate its global workforce, with focuses on health and safety, development, diversity, equity and inclusion, and compensation and benefits.

Human capital management

At 3M, we believe the ability to recruit, retain, develop, protect, and fairly compensate our global workforce of 95,000 enables our success.

Health and Safety - We are committed to the safety, health, and well-being of our employees. We continuously evaluate opportunities to raise safety and health standards, visiting sites to identify and manage environmental health and safety risks; evaluating compliance with regulatory requirements and 3M policy; and maintaining a global security operation for the protection of facilities and people on 3M sites. We also promote a culture of health and well-being through disease prevention programs, on-site clinical services, employee assistance programs, and comprehensive health care benefits.

Development - Developing employees contributes to growing 3M's business. We maintain talent and succession planning processes, including regular review by the Company's chief executive officer (CEO) and reporting up through the Board of Directors. We have a suite of high-potential leadership development programs which brings a consistent approach to leadership development. We also have development programs for managers and supervisors and provide learning opportunities for all employees, in addition to regular coaching and support from their supervisor. With the Company's global online employee learning platform, employees are able to access unique, just-in-time development resources in 12 languages to support their career aspirations and advance their skills.

Diversity, Equity and Inclusion - A diverse, global workforce and inclusive culture that provides fair and equitable opportunities helps 3M remain competitive, advance its innovation culture, and serve customers. We focus on attracting and advancing top talent and have publicly committed to advancing global diversity in management across all dimensions, with additional specific goals to continue advancing pay equity and to increase the Company's diversity with underrepresented groups. We support these values with an internal CEO Inclusion Council, a forum led by senior management to advance diversity, equity and inclusion initiatives. We also plan to invest $50 million over a five-year period through 2025 to address racial opportunity gaps through workforce development initiatives in the communities in which our employees live and our business operates.

Compensation and Benefits - We have a trust-based approach to work that empowers employees to work where and when they can best achieve their goals, which supports attraction and retention of talent around the globe. In addition to a professional and flexible work environment that promotes innovation, well-being, and rewards performance, 3M's total compensation for employees includes a variety of components that support sustainable employment and the ability to build a strong financial future, including competitive market-based pay and comprehensive benefits. In addition to earning a base salary, eligible employees are compensated for their contributions to the Company's goals with both short-term cash incentives and long-term equity-based incentives. Through its global pay philosophy, principles and consistent implementation, 3M is committed to providing fair and equitable pay for employees. Eligible full-time employees in the United States also have access to medical, dental, and vision plans; savings and retirement plans; a 3M employee stock purchase plan; and other resources. Some of these benefits can also be available to regular part-time employees who work at least 20 hours a week. Programs and benefits differ internationally for a variety of reasons, such as local legal requirements, market practices, and negotiations with works councils, trade unions, and other employee representative bodies.

Commitment to sustainability

We are guided by the principles of sound science and corporate responsibility. We believe in an equitable and inclusive world, so we think, work, and act to drive meaningful change that endures. Together, we commit to creating a more sustainable world for future generations.

In collaboration with our employees, customers, partners, government, and communities, we apply our expertise and technology to help solve shared global challenges. We recognize and consistently seek opportunities to do more. It is our ambition to meet the increasing expectations of our customers, employees, investors, and stakeholders—and grow our business—by continuing to make bold sustainability commitments and taking stronger actions.

For more than 45 years, 3M has been recognized as a leader among global corporations in sustainability actions and measures, with programs dating back as early as 1975. Since then and to this day, our goals and ambitions continue to grow and gain momentum as we recognize how much still needs to be done to make the world more sustainable for future generations. Our sustainability strategy is a systemic approach, seeking to drive innovation and holistic impact against shared global needs. We set impactful and measurable goals that demonstrate our environmental, social, and governance (ESG) commitments and progress. As a global science, technology, and manufacturing company, we believe 3M is uniquely positioned to bring our full capabilities to advance meaningful impact, not only in our workplaces but also in our communities. As we advance our initiatives with determination, we know systemic change requires resources and long-term dedication.

We report on these efforts annually in our Global Impact Report. As a global corporation contributing to society through diverse markets, we believe that we have a significant responsibility to advance the United Nations Sustainable Development Goals across the world. We are also a participant of the United Nations Global Compact, a policy initiative for businesses to demonstrate their commitment to ten principles in the areas of human rights, labor, environment, and anti-corruption. We align our Global Impact Report to the guidelines of the Sustainability Accounting Standards Board (SASB) and the Task Force for Climate-Related Financial Disclosures (TCFD) recommendations for helping businesses disclose climate-related financial information. Together with our ambition of improving lives and our strong set of 3M values, these commitments drive and inform our formalized approach to sustainability—the 3M Strategic Sustainability Framework.

Our commitment to sustainability encompasses stewardship of water discharges, air emissions and physical waste to minimize our manufacturing processes' environmental impact, including active management of PFAS (per- and polyfluoroalkyl substances). In these efforts, 3M is committed to working with communities, elected officials, regulators, and scientists to continue to be a good neighbor.

Our robust governance framework includes oversight by our Board of Directors, which receives regular sustainability updates and reviews related risks as part of 3M's enterprise risk management. The Science, Technology & Sustainability Committee of the Board of Directors has primary oversight responsibility of 3M's sustainability and stewardship activities, including, among others, environmental and product stewardship efforts, environmental, health & safety, and legal and regulatory compliance. The company's Environmental Responsibility and Sustainability Committee, comprising 3M top executive management, provides leadership, oversight and strategy for sustainability and develops and monitors adherence with related policies and procedures.

3M is a pay-for-performance company. Beginning in 2022, a new ESG modifier has been added to the formula used to calculate the annual incentive compensation earned by the Company's senior executives. Amounts earned by them will be increased 10 percent of target, decreased 10 percent of target, or left unchanged based on the Compensation and Talent Committee's assessment of 3M's performance against a set of objective ESG metrics. For more information, see "2022 changes to our incentive compensation program—2022 annual incentive compensation program" on page 69.

Board of Directors	• Receives regular sustainability updates at Board meetings • Reviews sustainability-related risks as part of 3M's enterprise risk program
Science, Technology & Sustainability Committee of the Board of Directors	• Provides primary oversight of 3M's sustainability and stewardship activities • Reviews 3M's sustainability policies and program to identify and analyze significant sustainability, materials vulnerability and geopolitical issues that may impact 3M's overall business strategy, global business continuity and financial results
Environmental Responsibility and Sustainability Committee	• Provides leadership, oversight, and strategy to encourage and ensure sustainability opportunities are recognized • Develops and monitors adherence with strong sustainability-related policies and procedures • Includes 3M's CEO, CFO, CTO & EVP Environmental Responsibility, Group President Enterprise Operations, EVP & Chief HR Officer, EVP & Chief Legal Affairs Officer, SVP & Chief Strategy Officer, and EVP Country Governance & Services
Chief Sustainability Officer	• Leads 3M's sustainability activities • Reports to the Environmental Responsibility and Sustainability Committee and other internal and external groups
Sustainability leaders in business groups, areas, and enterprise-wide	• Drives Strategic Sustainability Framework priorities and initiatives consistent with the scope of their role • Leads customer relationships to solve shared global challenges

Through engagement with our Board of Directors, executive leadership team and business groups, our work across 3M's Strategic Sustainability Framework is advancing progress towards our sustainability commitments and ESG metrics.

To learn more, please visit www.3M.com/ESG.

Our priority areas



Science for Circular

Design solutions that do more with less material, advancing a global circular economy.

A circular economy does more with less, keeps products and materials in use, designs out waste and pollution, and regenerates natural systems. At the core is an opportunity to develop technologies and business models that are restorative and regenerative by design. At 3M, we see circular economy as an opportunity to inspire leadership, innovation and disruptive change, all driving impact for a more sustainable future.

Goals

Reduce global water use by an additional 10%, indexed to sales by 2022, 20% by 2025, and 25% by 2030.[1,2]

For 3M's global manufacturing operations, enhance the quality of water returned to the environment from industrial processes by 2030. Our initial focus is on implementing state of-the-art water purification technology at the largest water use locations globally and having them operational in 2024.[2]

Engage 100% of water-stressed/scarce communities where 3M manufactures, on community-wide approaches to water management by 2025.

Drive supply chain sustainability through targeted raw material traceability and supplier performance assurance by 2025.

Reduce manufacturing waste by an additional 10%, indexed to sales by 2025.

Achieve zero landfill status at more than 30% of manufacturing sites by 2025.

Require every new product that enters 3M's new product commercialization process to have a Sustainability Value Commitment, demonstrating how it drives impact for the greater good.



Science for Climate

Innovate to decarbonize industry, accelerate global climate change solutions and improve our environmental footprint.

At 3M, we support the global consensus set forth in the 2015 Paris Agreement and we are acting on the 2018 findings of the Special Report on Global Warming of 1.5°C by the Intergovernmental Panel on Climate Change into our goals, operations and actions. The global climate crisis impacts businesses, our communities and our families. We believe that by working together, we can drive necessary system change. We recognize the work to be done and are inspired by the opportunity to chart our collective path forward.

Goals

Improve energy efficiency, indexed to net sales, by 30% by 2025.

Increase renewable energy to 50% of total electricity use by 2025 and to 100% by 2050.

Reduce Scope 1 and 2 market-based GHG emissions at least 50% by 2030, 80% by 2040 and achieve carbon neutrality in our operations by 2050.[2,3]

Help our customers reduce their GHGs by 250 million tons of CO_2 equivalent emissions through the use of 3M products by 2025.

(1) Expanded commitment from 10% between 2015 and 2025.

(2) 2019 will be the baseline measure year for these new commitments.

(3) Expanded 3M's 2025 goal to stay below 50% of our 2002 baseline, meaning 3M's 2030 Scope 1 and 2 emissions will now be reduced more than 85% from 2002 levels.



Science for Community

Create a more positive world through science and inspire people to join us.

3M recognizes the crucial role of science in improving lives, protecting health and safety, and helping solve global challenges. We know we need new technologies, creative scientists, and evidence-based policies and decisions to drive impactful change. We recognize the importance of well-trained science, technology, engineering, and mathematics (STEM) graduates and the critical need for equitable access to STEM education and careers which drives us to advance diversity, equity, inclusion and social justice within our company and community. We believe in the power of science, sharing our expertise, and investing in the bright minds of tomorrow. Together we will lead and design a sustainable future for all.

Goals

Invest cash and products for education, community, and environmental programs by 2025.

Double the pipeline of global diverse talent in management to build a diverse workforce by 2030, an adjustment from the previous goal year of 2025 as we reassess our progress to date. See 3M's 2021 Diversity, Equity & Inclusion Report for more details.

100% participation in employee development program to advance individual and organizational capabilities by 2025.

Provide 300,000 work hours of skills-based volunteerism by 3M employees to improve lives and help solve society's toughest challenges by 2025.

Provide training to five million people globally on worker and patient safety by 2025.

Board structure and processes

Board's leadership structure

Our Corporate Governance Guidelines allow the independent directors flexibility to split or combine the Chairman and CEO responsibilities. The independent directors annually review our leadership structure to determine the structure that is in the best interest of 3M and its shareholders.

The Board's current leadership structure is characterized by:

- A combined Chairman of the Board and CEO;
- A strong, independent, and highly experienced Lead Independent Director with well-defined responsibilities that support the Board's oversight responsibilities;
- A robust committee structure consisting entirely of independent directors with oversight of various types of risks; and
- An engaged and independent Board.

The Board believes that this leadership structure provides independent board leadership and engagement while deriving the benefits of having our CEO also serve as Chairman of the Board. As the individual with primary responsibility for managing the Company's day-to-day operations and with in-depth knowledge and understanding of the Company, the CEO is best positioned to chair regular Board meetings as the directors discuss key business and strategic issues. Coupled with the Lead Independent Director, this combined structure provides independent oversight while avoiding unnecessary confusion regarding the Board's oversight responsibilities and the day-to-day management of business operations.

The Board believes that adopting a rigid policy on whether to separate or combine the positions of Chairman of the Board and CEO would inhibit the Board's ability to provide for a leadership structure that would best serve shareholders. As a result, the Board has rejected adopting a policy permanently separating or combining the positions of Chairman and CEO in its Corporate Governance Guidelines, which are reviewed at least annually and available on our website at *www.3M.com*, under Investor Relations — Governance. Instead, the Board adopted an approach that allows it, in representing the shareholders' best interests, to decide who should serve as Chairman or CEO, or both, under present or anticipated future circumstances.

The Board believes that combining the roles of CEO and Chairman contributes to an efficient and effective Board. The Board believes that to drive change and continuous improvement within the Company, tempered by respect for 3M's traditions and values, the CEO must have maximum authority. The CEO is primarily responsible for effectively leading

significant change, improving operational efficiency, driving growth, managing the Company's day-to-day business, managing the various risks facing the Company, and reinforcing the expectation for all employees of continuing to build on 3M's century-old tradition of uncompromising integrity and doing business the right way.

The Board also believes that the Company's corporate governance measures ensure that strong, independent directors continue to effectively oversee the Company's management and key issues related to executive compensation, CEO evaluation and succession planning, strategy, risk, and integrity. The Corporate Governance Guidelines provide, in part, that:

- Independent directors comprise a substantial majority of the Board;
- Directors are elected annually by a majority vote in uncontested director elections;
- Only independent directors serve on the Audit, Compensation and Talent, Nominating and Governance, and Science, Technology & Sustainability Committees;
- The committee chairs establish their respective agendas;
- The Board and committees may retain their own advisors;
- The independent directors have complete access to management and employees;
- The independent directors meet in executive session without the CEO or other employees during each regular Board meeting; and
- The Board and each committee regularly conduct a self-evaluation to determine whether it and its committees function effectively.

The Board has also designated one of its members to serve as Lead Independent Director, with responsibilities that are similar to those typically performed by an independent chairman.

Lead Independent Director

Since 2012, our Lead Independent Director has been Michael Eskew, a highly experienced director. He currently serves on the boards of The Allstate Corporation, Eli Lilly and Company, and International Business Machines Corporation, and is the former Chairman and CEO of United Parcel Service, Inc. His responsibilities include, but are not limited to, the following:

- Presides at all meetings of the Board at which the Chairman is conflicted or not present, including executive sessions of the independent directors;
- Acts as a key liaison between the Chairman/CEO and the independent directors;
- Approves the meeting agendas for the Board, and approves the meeting schedules to assure that there is sufficient time for preparation and discussion of all agenda items;
- Has the authority to approve the materials to be delivered to the directors in advance of each Board meeting and provides feedback regarding the quality, quantity, and timeliness of those materials (this duty not only gives the Lead Director approval authority with respect to materials to be delivered to the directors in advance of each Board meeting but also provides a feedback mechanism so that the materials may be improved for future meetings);
- Has the authority to call meetings of the independent directors;
- Communicates Board member feedback to the Chairman/CEO (except that the chair of the Compensation and Talent Committee leads the discussion of the Chairman/CEO's performance and communicates the Board's evaluation of that performance to the Chairman/CEO);
- If requested by major shareholders, ensures that he is available, when appropriate, for consultation and direct communication; and
- Performs such other duties as requested by the independent directors.

Executive sessions

As an agenda item for every regularly scheduled Board and committee meeting, independent directors regularly meet in executive session, without the Chairman/CEO or other members of management present, to consider such matters as they deem appropriate. The Lead Independent Director presides over the Board's executive sessions.

Board committees

Board and committee information

The Board currently has the following standing committees: Audit, Compensation and Talent, Nominating and Governance, and Science, Technology & Sustainability. The current members of our committees, the principal functions of each committee and the number of meetings held in 2021 are shown below. Each member is independent under our Director Independence Standards, as well as applicable Securities Exchange Commission ("SEC") rules and NYSE listing standards.

Each committee has adopted, and annually reviews, a charter setting forth its roles and responsibilities. Those charters are available at *www.3M.com* > Investor Relations > Governance > Governance Documents > Committee Charters.

Board committee composition

Name of Non-employee Director	Audit	Compensation and Talent	Nominating and Governance	Science, Technology & Sustainability
Thomas "Tony" K. Brown	●		●	
Pamela J. Craig	●	○		
David B. Dillon	○		●	
Michael L. Eskew		●		
James R. Fitterling		●		
Herbert L. Henkel*		●		●
Amy E. Hood		●		●
Muhtar Kent			○	●
Suzan Kereere		●		
Dambisa F. Moyo	●		●	
Gregory R. Page		●		○
Patricia A. Woertz*		●		

● = Committee member ○ = Chair

* Until Mr. Henkel and Ms. Woertz's retirement in May 2022.

Audit Committee   Meetings in 2021: 10


David B. Dillon
■ ■ (chair)


Thomas "Tony" K. Brown
■


Pamela J. Craig
■ ■


Dambisa F. Moyo
■ ■

The Board of Directors has determined that all Audit Committee members are "independent" and "financially literate" under the NYSE listing standards and that members of the Audit Committee received no compensation from the Company other than for service as a director.

The Board has also determined that the following Audit Committee members — David B. Dillon (chair), Pamela J. Craig, and Dambisa F. Moyo — have "accounting or related financial management expertise" under the NYSE listing standards and are "audit committee financial experts" as that term is defined by applicable Securities and Exchange Commission regulations.

Introduction

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements, the qualifications, independence, and performance of the Company's independent registered public accounting firm (the "Independent Accounting Firm"), the performance of the Company's internal auditing department, the Company's financial risk assessment and management, and furnishes a report for inclusion in the Company's Proxy Statement.

Roles and Responsibilities

- Reviews the Company's annual audited and quarterly consolidated financial statements and internal controls over financial reporting;
- Reviews the Company's financial reporting process and internal controls over financial reporting, including any major issues regarding accounting principles and financial statement presentation, and critical accounting policies to be used in the consolidated financial statements;
- Reviews and discusses with management and the Independent Accounting Firm the Company's report on internal controls over financial reporting and the Independent Accounting Firm's audit of internal controls over financial reporting;
- Reviews earnings press releases prior to issuance;
- Appoints, oversees, and approves compensation of the Independent Accounting Firm;
- Reviews with the Independent Accounting Firm the scope of the annual audit, including fees and staffing, and approves all audit and permissible non-audit services provided by the Independent Accounting Firm;
- Reviews findings and recommendations of the Independent Accounting Firm and management's response to the recommendations of the Independent Accounting Firm;
- Discusses policies with respect to risk assessment and risk management, the Company's major risk exposures, and the steps management has taken to monitor and mitigate such exposures;
- Periodically reviews the Company's capital allocation and capital structure strategies, insurance coverage, funding for pension and other post-retirement benefit plans, and global tax planning;
- Periodically reviews the Company's global Treasury activities, including risks associated with cash investments, counterparties, and use of derivatives and other financial instruments for risk management purposes;

- Periodically reviews and approves the Company's use of swaps exemption pursuant to Dodd-Frank derivatives clearing policy;
- Periodically obtains reports from senior management, including the Chief Information Officer, regarding the progress on the phased implementation of the global enterprise resource planning system, information technology networks and systems, and the adequacy and effectiveness of the Company's information security policies and internal controls regarding information security;
- Periodically obtains reports from the Company's senior internal auditing executive, who has direct reporting obligations to the Committee, on the annual audit plan, scope of work, and the results of internal audits and management's response thereto;
- Periodically obtains reports from the Company's Chief Compliance Officer, who has direct reporting obligations to the Committee, on compliance with the Company's Code of Conduct, and at least annually, on the implementation and effectiveness of the Company's compliance and ethics program;
- Reviews with the Company's General Counsel legal matters that may have a material impact on the consolidated financial statements and any material reports or inquiries received from regulators or government agencies regarding compliance; and
- Establishes procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and periodically review with the Chief Compliance Officer and the Company's senior internal auditing executive these procedures and any significant complaints received.

■ = Financially literate   ■ = Financial expert

Compensation and Talent Committee   Meetings in 2021: 10

       

| **Pamela J. Craig** (chair) | **Michael L. Eskew** | **James R. Fitterling** | **Herbert L. Henkel*** | **Amy E. Hood** | **Suzan Kereere** | **Gregory R. Page** | **Patricia A. Woertz*** |

The Board of Directors has determined that all Compensation and Talent Committee members are "independent" under the NYSE listing standards, including the listing standards applicable to compensation committee members.

The Board has also determined that each Compensation and Talent Committee member qualifies as a "Non-Employee Director" under Rule 16b-3 of the Securities Exchange Act of 1934.

Introduction

The Compensation and Talent Committee reviews the Company's compensation practices and policies, annually reviews and approves (subject to ratification by the independent directors of the Board) the compensation for the CEO, annually reviews and approves the compensation for the other senior executives, evaluates CEO performance, reviews and discusses with management of the Company the Compensation Discussion and Analysis prepared in accordance with the Securities and Exchange Commission's disclosure rules for executive compensation, and furnishes a report for inclusion in the Company's Proxy Statement.

Roles and Responsibilities

- Reviews disclosures in the Company's Proxy Statement regarding advisory votes on executive compensation and the frequency of such votes;
- Approves the adoption, amendment, and termination of incentive compensation and deferred compensation programs for employees of the Company;
- Approves the adoption, amendment, or termination of equity compensation programs or, if shareholder approval would be required, recommends such actions to the Board;
- Approves, subject to ratification by the independent directors of the Board, employment agreements and severance arrangements for the CEO, as appropriate;
- Approves employment agreements and severance arrangements for the senior executives of the Company (other than the CEO), as appropriate;
- Oversees the administration of the Company's stock and long-term incentive compensation programs, and determines the employees who receive awards and the size of their awards under such programs;
- Approves the adoption and amendment of Company guidelines covering ownership of Company common stock by executives, and annually reviews compliance with these guidelines;

- Reviews and makes recommendations to the Board of Directors concerning any amendment to a retirement benefit plan that would require Board approval;
- Annually reviews a risk assessment of the Company's compensation policies and practices for its employees;
- Periodically reviews and discusses with the Company's management matters relating to internal pay equity;
- Reviews shareholder proposals relating to executive compensation matters and makes recommendations to the Board regarding responses;
- *Effective February 8, 2022*: Periodically reviews and discusses with management matters relating to talent sourcing, diversity, and retention strategies; talent development; internal pay equity; and equal employment opportunities;
- *Effective February 8, 2022*: Periodically reviews with the Chairman/CEO their assessment of the Company's senior executives and succession plans relating to their positions; and
- Has the authority to retain compensation consultants, counsel, or other advisors as it deems appropriate, including the authority to approve such advisors' fees and retention terms.

The Committee may delegate its authority to subcommittees of one or more Committee members or to senior executives of the Company as it deems appropriate, subject to compliance with applicable laws, rules, regulations, and plan requirements. The Committee has delegated authority to the Company's Chief Executive Officer and to its Executive Vice President and Chief Human Resources Officer, to grant certain stock-based awards to eligible, non-executive employees, subject to certain limits.

*   Until Mr. Henkel and Ms. Woertz's retirement in May 2022.

Nominating and Governance Committee   Meetings in 2021: 5

   

Muhtar Kent
(chair)

**Thomas "Tony"
K. Brown**

David B. Dillon

Dambisa F. Moyo

The Board of Directors has determined that all Nominating and Governance Committee members are "independent" under the NYSE listing standards.

Introduction

The Nominating and Governance Committee establishes the Board Membership Criteria, assists the Board by identifying individuals qualified to become Board members, recommends to the Board matters of corporate governance, facilitates the annual review of the performance of the Board and its committees, and periodically reviews CEO and management succession plans.

Roles and Responsibilities

- Selects and recommends director candidates to the Board of Directors, in light of the Board Membership Criteria adopted by the Board, either to be submitted for election at the Annual Meeting or to fill any vacancies on the Board, including consideration of any shareholder nominees for director (submitted in accordance with the Company's Bylaws);

- Reviews and makes recommendations to the Board of Directors concerning the composition and size of the Board and its committees, the Board Membership Criteria, frequency of meetings, and changes in compensation for non-employee directors;

- Reviews the Company's Corporate Governance Guidelines at least annually, and recommends any proposed changes to the Board for approval;

- Develops and recommends to the Board standards to be applied in making determinations on the types of relationships that constitute material relationships between the Company and a director for purposes of determining director independence;

- Reviews and approves any transaction between the Company and any related person, which is required to be disclosed under the rules of the Securities and Exchange Commission;

- Develops and recommends to the Board for its approval an annual self-assessment process of the Board and its committees and oversees the process;

- Reviews periodically with the Chairman/CEO succession plans relating to positions held by elected corporate officers, and makes recommendations to the Board with respect to the selection of individuals to occupy these positions;

- Periodically reviews the corporate contribution program (3Mgives) and the contribution activities of the 3M Foundation, which is funded by the Company; and

- Periodically reviews the Company's positions and engagement on important public policy, social responsibility and corporate governance issues affecting its business, including political contributions by 3M and its Political Action Committee, and shareholder engagement.

Science, Technology & Sustainability Committee   Meetings in 2021: 9






Gregory R. Page
(chair)

Herbert L. Henkel*

Amy E. Hood

Muhtar Kent

The Board of Directors has determined that all Science, Technology & Sustainability Committee members are "independent" under the NYSE listing standards.

Introduction

The responsibility of the Science, Technology & Sustainability Committee (the "Committee") of the 3M Board of Directors is to oversee the twin demands of developing products to meet the ever-changing needs of our customers while ensuring that those products cause no harm to people or to our planet. The Committee is responsible for providing the general oversight of the significant scientific and technological aspects of 3M's businesses and the Company's sustainability and stewardship activities.

Roles and Responsibilities

- Monitors and reviews the overall strategy, direction and effectiveness of the Company's research and development activities;

- Reviews management's strategy and allocation of resources for research and development activities, including product line extensions and new product platforms;

- Reviews the Company's policies and programs on sustainability; environmental and product stewardship; and environmental, health and safety, including for compliance with all applicable laws and regulations;

- Assists the Board in identifying and analyzing significant emerging science and technology, disruptive innovations, sustainability, materials vulnerability, and geopolitical issues that may impact the Company's overall business strategy, global business continuity and financial results; and

- Annually reviews the Company's Sustainability Report.

*   Until Mr. Henkel's retirement in May 2022.

Meeting attendance

During 2021, the Board of Directors held five regularly scheduled meetings and four special meetings. Overall attendance at Board and committee meetings was 98 percent. During 2021, all of our directors attended at least 75 percent of all Board and Committee meetings on which they served.

The Company has a long-standing policy that directors are expected to attend the Annual Meeting of Shareholders unless extenuating circumstances prevent them from attending. All 12 directors who were members of the Board as of May 2021 attended last year's Annual Meeting of Shareholders.

Director compensation

Philosophy and Process

The Nominating and Governance Committee is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to the compensation of our non-employee directors. The Board reviews the recommendations of the Committee and determines the form and amount of director compensation.

In developing its recommendations, the Nominating and Governance Committee is guided by the following goals:

- Compensation should fairly pay directors for work required in a company of 3M's size and complexity;
- A significant portion of the total compensation should be paid in common stock (or common stock equivalents) to align directors' interests with the long-term interests of shareholders; and
- The structure of the compensation should be simple and transparent.

The Nominating and Governance Committee works with an independent compensation consultant to support its objectives of maintaining a reasonable and appropriate program. For 2021, Frederic W. Cook & Co., Inc. ("FW Cook") provided the Committee with expert advice on the compensation of non-employee directors, in addition to analyzing market data on director compensation at the same peer group of companies approved by the Compensation and Talent Committee for evaluating Named Executive Officer compensation. Neither the Company nor the Nominating and Governance Committee has any arrangement with any other compensation consultant who has a role in determining or recommending the amount or form of director compensation. For more information on the peer group, see "Executive compensation peer group" beginning on page 67.

Directors who are employees of the Company do not receive payment for their Board service.

Elements of annual compensation for non-employee directors

Our non-employee directors receive annual compensation, as summarized below, that is intended to approximate the peer-group median mix (cash vs. equity) and overall target total direct compensation that is consistent with 3M's size and market-capitalization value relative to its peers. To better align the interests of our directors with those of our shareholders, the annual stock retainer is subject to a rigorous hold-until-termination requirement. For more information on the peer group, please see the section entitled "Executive compensation peer group" beginning on page 67 of this Proxy Statement.

In May 2021, based on the recommendation of the Nominating and Governance Committee after its consideration of a director compensation study prepared by FW Cook, the Board approved a $15,000 increase to the annual stock retainer provided to each non-employee director and a $5,000 increase in the fee paid to each of the Lead Director and the chair of the Science, Technology and Sustainability Committee.



Annual Retainer*

Cash Retainer $135,000

Stock Retainer $185,000

+

Annual Lead Director and Committee Chair Fees*

Lead Director Fee – $40,000

AC Chair and STSC Chair – $25,000

Other Committee Chair – $20,000

Abbreviations: AC = Audit Committee; STSC = Science, Technology & Sustainability Committee

*   Unless a director elects otherwise (see "Alternative Times and Forms of Payment" below), the annual cash retainer, annual Lead Director fee and annual Committee Chair fee are paid in cash on a quarterly basis, and the annual stock retainer is paid shortly after the Annual Meeting in deferred stock units ("DSUs"). All such cash fees are prorated based on the number of days of relevant service during the calendar quarter in which the fees are earned, and directors joining the Board after the Annual Meeting receive a prorated annual stock retainer.

DSUs. Each DSU represents the right to receive one share of 3M common stock at a future date. For fees paid in DSUs, the number of units credited to the director's recordkeeping account is determined by dividing the target value of the fees to be paid by the closing sales price for a share of 3M common stock on the NYSE for the last trading day

immediately preceding the earliest date such amount otherwise could have been paid to the director if taken on a current basis. The Company also credits the director's account with an additional number of DSUs for each ordinary cash dividend paid on the shares of the Company's common stock. Appropriate adjustments to the DSUs credited to each director's account will be made for stock splits, stock dividends, mergers, consolidations, payments of dividends other than in cash, and similar circumstances affecting 3M common stock. Unless deferred (see "Alternative Times and Forms of Payment" below), the shares of 3M common stock underlying the DSUs will be distributed in a single lump sum during the month of January in the first year after the director leaves the Board.

Alternative Times and Forms of Payment. In lieu of receiving all or a portion of the annual stock retainer in DSUs, a director may elect to receive shares of 3M common stock on a current basis, but the net after-tax portion of such shares must be retained by the director until he or she leaves the Board. Similarly, in lieu of cash fees, a director may opt to receive 3M common shares, DSUs or deferred cash. Directors also may elect to receive distribution of their deferred cash or settlement of their DSUs as follows:

- a single lump sum during the month of January in the first or second year following the year in which they leave the Board; or
- in a series of three, five, or ten annual installments beginning during the month of January in the first year after they leave the Board.

2021 director compensation table

The table below shows the amounts earned by our non-employee directors (other than Ms. Kereere) in 2021. As Ms. Kereere joined the Board on February 10, 2022, she did not earn any director compensation during 2021.

Non-Employee Directors	Fees Earned or Paid in Cash ($)[3]	Stock Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Thomas "Tony" K. Brown	135,000	185,000	487	320,487
Pamela J. Craig	135,000	185,000	5,626	325,626
David B. Dillon[1]	160,000	185,000	6,933	351,933
Michael L. Eskew[1]	173,187	185,000	313	358,500
James R. Fitterling[2]	131,875	229,712	21	361,608
Herbert L. Henkel[1], [2]	142,253	185,000	737	327,990
Amy E. Hood	135,000	185,000	894	320,894
Muhtar Kent[1]	155,000	185,000	917	340,917
Dambisa F. Moyo	135,000	185,000	882	320,882
Gregory R. Page[1]	158,187	185,000	881	344,068
Patricia A. Woertz[1], [2]	157,748	185,000	701	343,449

FOOTNOTES TO 2021 DIRECTOR COMPENSATION TABLE

[1]   Lead Director or Committee Chair during all or a portion of 2021.

[2]   Director compensation prorated according to effective date of election, appointment, or retirement: Mr. Fitterling was appointed to the Board, effective February 5, 2021; Ms. Woertz succeeded Mr. Henkel as Chair of the Compensation and Talent Committee, effective as of May 12, 2021.

(3) This column represents the amount of all fees earned or paid in cash for services as a director, including the annual cash retainer, annual lead director and committee chair fees. With respect to each of Mr. Fitterling and Ms. Woertz, the amount shown also includes $10,000 for their services on a special committee. The table below shows the amount of cash compensation earned during 2021 that each director elected to receive in 3M common shares or DSUs and the number of shares or DSUs received, excluding adjustments for dividend equivalents. For more information concerning all 3M stock-based holdings of the directors, see "Security ownership of management" beginning on page 108.

Non-Employee Directors	Cash Fees Paid in Common Shares or DSUs at Director's Election	3M Common Shares or DSUs Received
Thomas "Tony" K. Brown	—	—
Pamela J. Craig	—	—
David B. Dillon	—	—
Michael L. Eskew	173,187	932
James R. Fitterling	—	—
Herbert L. Henkel	142,253	762
Amy E. Hood	—	—
Muhtar Kent	—	—
Dambisa F. Moyo	—	—
Gregory R. Page	—	—
Patricia A. Woertz	157,748	847

(4) This column represents the grant date fair value of the stock awards made in 2021, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation. In addition to the amount shown for the annual stock retainer each director received shortly following his or her election to the Board at the 2021 Annual Meeting, the amount shown for Mr. Fitterling includes $44,712 attributable to the prorated annual stock retainer he received for his service to the Board from the date of his appointment through the date of the 2021 Annual Meeting.

The Company does not grant stock options to non-employee directors. Since all stock awards vest on the grant date, there are no unvested stock awards outstanding at year end.

(5) This column includes the incremental cost of complimentary products and matching gifts. Non-employee directors are eligible to participate in the Company's matching gift program on the same terms as 3M employees. Under this program, the 3M Foundation will match up to $5,000 a year in contributions made by the director to eligible educational institutions and up to $1,000 a year in contributions by the director to eligible charitable organizations.

Reasonableness of non-employee director compensation

As described above, our philosophy on director compensation is to pay directors fairly for work required in a company of our size and complexity, make a significant portion of the total compensation equity based to align directors' interests with the long-term interests of our shareholders, and structure compensation in a simple and transparent manner. We believe that the application of this philosophy has resulted in a non-employee director compensation program that reflects best-in-class design with the following provisions:

- Retainer-only compensation delivered in a combination of cash and stock-based awards with no fees for attending meetings that are an expected part of board service.
- Additional retainers for special roles having greater responsibilities, such as Lead Director and committee chairs, to recognize the incremental additional time and effort required.
- Equity delivered in the form of current or deferred full-value shares, where annual grants are based on a competitive fixed-value formula and immediate vesting helps avoid director entrenchment.
- A requirement that directors hold until termination from Board service all annual stock retainers earned on or after October 1, 2007, which includes net after-tax shares attributable to current payments and pre-tax shares attributable to deferrals.
- Flexible voluntary deferral provisions.
- No material benefits or perquisites.
- Our 2016 Long-Term Incentive Plan, most recently approved by shareholders at the 2021 Annual Meeting, includes a $600,000 annual compensation limit on all forms of compensation for non-employee directors.

Stock retention requirement

The Board requires each director to hold the net after-tax shares (or, if deferred, a number of DSUs equal to the number of pre-tax shares underlying the DSUs) attributable to all annual stock retainers earned on or after October 1, 2007, until the director leaves the Board. Information regarding accumulated stock and DSUs is set forth under "Security ownership of management" beginning on page 108.

Shares or DSUs issued to 3M's directors as part of their annual stock retainer are subject to rigorous hold-until-termination requirements.

Prohibition of hedging, pledging, and other actions

The Company's stock trading policies prohibit the Company's directors and executive officers from (1) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's common stock, including prepaid variable forward contracts, equity swaps, collars, and exchange funds; (2) engaging in short sales related to the Company's common stock; (3) placing standing orders; (4) maintaining margin accounts; and (5) pledging 3M securities as collateral for a loan. All transactions in 3M securities by directors and executive officers must be pre-cleared with the Company's Legal Affairs department.

- No hedging
- No short sales
- No standing orders
- No margin accounts
- No pledging

Audit Committee matters

<table>
<tr>
<td>**Proposal**
2</td>
<td>## Ratification of the Appointment of Independent Registered Public Accounting Firm for 2022</td>
</tr>
</table>

- Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2022.
- Based on its assessment of the qualifications and performance of PricewaterhouseCoopers LLP ("PwC"), the Audit Committee believes that it is in the best interests of the Company and its shareholders to retain PwC.

 **Recommendation of the Audit Committee**

The Audit Committee of the Board of Directors unanimously recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2022. Proxies solicited by the Board of Directors will be voted "**FOR**" ratification unless a shareholder indicates otherwise in voting the proxy.

The Audit Committee is directly responsible for the appointment, compensation (including approval of all fees), retention, and oversight of the Company's independent registered public accounting firm ("Independent Accounting Firm") retained to perform the audit of our financial statements and our internal control over financial reporting.

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as 3M's Independent Accounting Firm for 2022. PwC has been 3M's Independent Accounting Firm since 1998. Prior to that, 3M's Independent Accounting Firm was Coopers & Lybrand from 1975 until its merger with Price Waterhouse in 1998. In accordance with SEC rules and PwC policy, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to our Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the Company's lead audit partner pursuant to this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee annually reviews PwC's independence and performance in connection with the Audit Committee's determination of whether to retain PwC or engage another firm as our Independent Accounting Firm. In the course of these reviews, the Audit Committee considers, among other things:

- PwC's historical and recent performance on the 3M audit, including input from those 3M employees with substantial contact with PwC throughout the year about PwC's quality of service provided, and the independence, objectivity, and professional skepticism demonstrated throughout the engagement by PwC and its audit team;
- an analysis of PwC's known legal risks and significant proceedings;
- external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on PwC and its peer firms;
- PwC's independence;
- the appropriateness of PwC's fees, on both an absolute basis and as compared to its peer firms;
- PwC's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices and internal control over financial reporting; and
- PwC's capability and expertise in handling the breadth and complexity of our global operations, including the Company's phased implementation of an enterprise resource planning system on a worldwide basis over the next several years.

Based on this evaluation, the Audit Committee believes that PwC is independent and that it is in the best interests of the Company and our shareholders to retain PwC to serve as our Independent Accounting Firm for 2022.

We are asking our shareholders to ratify the selection of PwC as our Independent Accounting Firm for 2022. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification as a matter of good corporate governance. If the selection of PwC is not ratified, the Audit Committee will consider whether it is appropriate to select another Independent Accounting Firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different Independent Accounting Firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

PwC representatives are expected to attend the Annual Meeting where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Audit Committee report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The management of the Company is responsible for (i) the preparation of complete and accurate annual and quarterly consolidated financial statements ("financial statements") in accordance with generally accepted accounting principles in the United States, (ii) maintaining appropriate accounting and financial reporting principles and policies and internal controls designed to assure compliance with accounting standards and laws and regulations, and (iii) an assessment of the effectiveness of internal control over financial reporting. The Independent Accounting Firm is responsible for planning and conducting in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") an audit of the Company's annual consolidated financial statements and a review of the Company's quarterly financial statements and expressing opinions on the Company's financial statements and internal control over financial reporting based on the integrated audits.

In this context, the Audit Committee has met and held discussions with management and the Independent Accounting Firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated audited financial statements with management and the Independent Accounting Firm. The Audit Committee has discussed with the Independent Accounting Firm matters required to be discussed pursuant to the applicable requirements of the PCAOB and the Securities and Exchange Commission with Audit Committees.

In addition, the Audit Committee has reviewed and discussed with the Independent Accounting Firm the auditor's independence from the Company and its management. As part of that review, the Audit Committee has received the written disclosures and the letters required by applicable requirements of the PCAOB regarding the Independent Accounting Firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the Independent Accounting Firm's independence from the Company.

The Audit Committee also has considered whether the Independent Accounting Firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Audit Committee has concluded that the Independent Accounting Firm is independent from the Company and its management.

The Audit Committee has discussed with the Company's Internal Audit Department and Independent Accounting Firm the overall scope of and plans for their respective audits. The Audit Committee meets with the Internal Auditor, Chief Compliance Officer, the General Counsel, and representatives of the Independent Accounting Firm in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC.

Submitted by the Audit Committee

David B. Dillon, Chair
Thomas "Tony" K. Brown
Pamela J. Craig
Dambisa F. Moyo

Audit Committee policy on pre-approval of audit and permissible non-audit services of the independent accounting firm

The Audit Committee is responsible for appointing and overseeing the work of the Independent Accounting Firm. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by the Independent Accounting Firm.

The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the Independent Accounting Firm's independence is not impaired; describes the Audit, Audit-Related, Tax and All Other services that may be provided and the non-audit services that may not be performed; and sets forth the pre-approval requirements for all permitted services. The policy provides for the pre-approval of specific types of Audit, Audit-Related, Tax and Other services and a limited fee estimate range for such services on an annual basis. The policy also requires specific pre-approval of all permitted services not already included in the annual pre-approval. The Independent Accounting Firm is required to report periodically to the Audit Committee regarding the extent of services provided in accordance with their pre-approval and the fees for the services performed to date.

The Audit Committee's policy delegates to its Chair the authority to address requests for pre-approval of services in certain limited circumstances between Audit Committee meetings. The chair, in his discretion, must either seek immediate approval by e-mail from the other Audit Committee members, or report any pre-approval decisions to the Audit Committee for its approval at its next scheduled meeting.

The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of the Independent Accounting Firm.

All Audit, Audit-Related, Tax and All Other services described below were approved by the Audit Committee before services were rendered.

Fees of the independent accounting firm

The following table represents fees billed for professional services rendered by PricewaterhouseCoopers LLP ("PwC") for the audit of the Company's consolidated financial statements for the years ended December 31, 2020 and 2021, and fees billed for other services rendered by PwC during those periods.

Audit and non-audit fees ($ in millions)

	2020	2021
Audit Fees	$19.1	$21.9
Audit-Related Fees	0.4	0.5
Tax Fees	0.5	0.5
All Other Fees	0.0	0.0
Total	$20.0	$22.9

In the above table, in accordance with SEC rules, "Audit" fees consisted of audit work and review services, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. In 2021, these fees also included services related to the carve-out audit of the Food Safety Division. "Audit-related" fees consisted principally of internal control and system audit procedures for periods prior to the rollout of the ERP system, agreed-upon procedures, employee benefit plan audits, carve out audit procedures not related to documents filed with the Securities and Exchange Commission, and other attestation services. "Tax" fees consisted principally of tax compliance services in foreign jurisdictions, assistance with transfer pricing documentation, and advice on foreign and domestic tax related matters. "All Other" fees consist of general industry and accounting training, licenses for accounting research software, and other permissible services that do not fall into the three categories listed above.

Audit Committee restrictions on hiring employees of the independent accounting firm

The Audit Committee has adopted restrictions on the hiring by the Company of any PwC partner, director, manager, staff, reviewing actuary, reviewing tax professional, and any other persons having responsibility for providing audit assurance on any aspect of PwC's certification of the Company's financial statements. Audit assurance includes all work that results in the expression of an opinion on financial statements, including audits of statutory accounts.

Executive compensation

Proposal
3

Advisory Approval of Executive Compensation

- Approve, on an advisory basis, the compensation of our Named Executive Officers.
- Our executive compensation program appropriately aligns our executives' compensation with the performance of the Company and its business units as well as their individual performance.

 **Recommendation of the Board**

The Board of Directors unanimously recommends a vote "**FOR**" this proposal for the reasons discussed below. Proxies solicited by the Board of Directors will be voted "**FOR**" this proposal unless a shareholder indicates otherwise in voting the proxy.

Section 14A of the Securities Exchange Act provides our shareholders with the opportunity to approve, on an advisory basis, the compensation of the Named Executive Officers as described in this Proxy Statement. This is the twelfth year that the Company is asking shareholders to vote on this type of proposal, known as a "say-on-pay" proposal.

We believe that our executive compensation program is consistent with our core compensation principles and is structured to assure that those principles are implemented. At the Annual Meeting of Shareholders held on May 11, 2021, approximately 91 percent of the votes cast on this issue voted to approve the compensation of the Company's named executive officers as disclosed in last year's Proxy Statement. Although the vote was non-binding, the Compensation and Talent Committee believes this level of approval percentage indicates that our shareholders strongly support our core compensation principles and our executive compensation program.

Thus, the Company is submitting to shareholders the following resolution for their consideration and approval:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative)."

We encourage you to read the entire Compensation Discussion and Analysis portion of this Proxy Statement to learn more about our executive compensation program and the impact that our financial performance has on the annual and long-term incentive compensation earned by our leadership team.

While the Board of Directors and the Compensation and Talent Committee intend to carefully consider the results of the voting on this proposal when making future decisions regarding executive compensation, the vote is not binding on the Company or the Board and is advisory in nature. The Company currently holds advisory votes on the compensation of named executive officers annually. Accordingly, the next such advisory vote is expected to occur at the 2023 Annual Meeting.

Compensation discussion and analysis

This Compensation Discussion and Analysis describes 3M's executive compensation program, explains how 3M's Compensation and Talent Committee oversees and implements this program, and reviews the 2021 compensation for the executive officers identified below. Throughout this Compensation Discussion and Analysis and elsewhere in this Proxy Statement, we refer to this group of individuals as the "Named Executive Officers" or "NEOs." The titles shown below reflect the position of each Named Executive Officer as of March 1, 2022.



Michael F. Roman
Chairman of the Board
and Chief Executive Officer



Monish Patolawala
Executive Vice President,
Chief Financial and Transformation Officer



Ashish K. Khandpur
Group President, Transportation and
Electronics Business Group



Mojdeh Poul
Group President, Health Care
Business Group



Michael G. Vale
Group President, Safety and
Industrial Business Group

See Appendix B to this Proxy Statement for the meaning of certain capitalized terms used throughout this Compensation Discussion and Analysis.

Table of Contents

CD&A highlights

Section I: Executive overview

Powered by purpose, we are unlocking the power of people, ideas and science to re-imagine what's possible and create what's next

In 2018, following the appointment of Mike Roman to the CEO role and under his leadership, the executive team embarked on a five-year transformation strategy that focused on four key priorities:

① Portfolio management	② Transforming 3M operating model	③ Growth through innovation	④ People and culture

Stronger, realigned business groups, operating rigor and cost efficiencies created a more customer-driven and streamlined organization that delivered outstanding results in 2021, demonstrating the strength of the new 3M growth, productivity, and sustainability model.

Our fiscal 2021 performance exceeded our original full-year organic growth and earnings expectations. We accomplished this by investing in growth, productivity, and sustainability while managing through a challenging global supply chain environment. The executive team kept a relentless focus on serving customers, ensured continuity of raw material supply, managed shifting manufacturing production plans, navigated logistics constraints and delivered strong full-year organic sales growth of 8.8 percent, with all business segments posting high-single digit growth. We achieved operating margins of 20.8 percent and delivered a 14.4 percent increase in adjusted earnings per share.* We continued to focus on working capital improvement, generating adjusted free cash flow of $6 billion*, while reducing net debt by $1 billion to strengthen our financial flexibility.

As part of our long-term growth strategy, we continued to create sustainable long-term growth by working to optimize our portfolio through organic growth acceleration, acquisitions, and divestitures throughout 2021. Our capital management strategy is geared to support strategic investments in high growth, high return portfolios that utilize our fundamental strengths and align with global trends in automotive, home improvements, safety, health care and electronic sectors. In 2021, for example, our automotive electrification platform grew 30 percent organically and our biopharma filtration business grew 26 percent.

Earnings Per Share Growth	Organic Sales Growth	Return on Invested Capital	Free Cash Flow Conversion
Results determined in accordance with GAAP (to the extent applicable)			
8.1%	**8.8%**	**19.5%***	**99%***
Results as adjusted to better reflect the Committee's view of the Company's 2021 operating performance			
14.4%*	**8.8%**	**19.5%***	**101%***

* See Appendix A to this Proxy Statement for a reconciliation of earnings per share, operating margin performance, free cash flow and free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP, and the calculation of return on invested capital.

We are living in a changing world, and we are leading the change

As 3M continues to deliver strong financial performance results and remains dedicated to our customers, we are also focused on managing litigation facing the Company, supply chain disruptions, and the evolving impacts from the COVID-19 pandemic, all of which have led to significant market volatility. We are taking actions to strengthen our supply chain and, guided by 3M values and science, continue to lead in the end markets we serve. We are contributing to the global pandemic efforts from all angles, and for all stakeholders, with 2.3 billion respirators distributed in 2021, for a total of 4.3 billion since the onset of the pandemic, while engaging with governments on how to prepare for future emergencies.

As part of our commitment to lead in environmental stewardship as a manufacturer and leverage the power of technology, we deploy capital to make our factories and communities stronger and more sustainable. In February 2021, we announced plans to invest $1 billion over 20 years to accelerate our progress toward carbon neutrality, reduce water use, improve water quality, and reduce plastics. Work is already under way. In Cordova, Illinois, we are on track

to complete a new water filtration system by the end of this year. In Cottage Grove, Minnesota, we recently closed our incinerator and are now partnering with a leading disposal company to more efficiently manage our waste stream. And in February 2022, we announced a $165 million investment to further improve water quality and reduce water use at that site. We also have implemented a requirement that every new product helps improve sustainability for our customers. Over the last five years, 3M innovations have helped our customers avoid nearly 75 million tons of emissions.

Starting in 2022, our annual incentive program will include an ESG modifier to hold the executive team accountable for making progress toward our ESG goals. Additionally, the Committee reviewed and updated the performance metrics utilized in our annual and long-term incentive programs to improve alignment with our strategic priorities, as we continue to grow our businesses, strengthen our operational performance and find new ways to apply science to improve lives – delivering for our customers, shareholders and all stakeholders who have placed their trust in us.

Executive compensation tied to long-term stock price and Company performance

To align corporate performance and executive compensation, 91 percent of our CEO's and 78-82 percent of our other NEOs' target direct compensation is at-risk, with its realizable value tied to our long-term stock price performance, achievement of pre-set rigorous performance targets, or both.

Consistent with our strong 2021 corporate financial performance results, our CEO received an annual incentive program payout at 133.8 percent of target. The Company's performance exceeded sales and economic profit growth targets, all of which were set at or above 2020 results. No individual performance modifier was applied when determining Mr. Roman's payout. The payout for other NEOs ranged between 105.3 and 194.8 percent of target, reflective of the applicable corporate or business unit financial results and individual performance.

In alignment with shareholder long-term returns, performance shares for the 2019-2021 period paid below target at 88.4 percent. Considering our stock price performance over the same performance period, the shares earned and associated dividend equivalents had an aggregate value at the end of the performance period equal to 75.7 percent of the initial target grant value.

Our CEO's realized compensation for the last three years, including fiscal 2021, was significantly below the total compensation reported in the Summary Compensation Table. This result is consistent with the pay-for-performance nature of our executive compensation program, where approximately 50 percent of the target grant value of Mr. Roman's annual long-term incentive awards is delivered in the form of stock options that deliver value only if the Company's stock price increases and the remainder is provided in the form of performance share awards where the payout is tied to the attainment of rigorous, pre-established performance goals for key financial metrics that are believed to drive long-term shareholder value. Based on the closing trading price for a share of the Company's common stock on the NYSE for March 1, 2022, all stock options granted to Mr. Roman in the past three years (as well as all stock options granted to Mr. Roman after February 4, 2014) were underwater. In addition, the total value of performance shares earned by Mr. Roman during the same three-year period is less than the aggregate target grant date values reported in the Summary Compensation Table.

Recent business accomplishments

Below are a few noteworthy accomplishments from January 1, 2021, through March 1, 2022.



Performance

- Delivered 2021 organic sales growth of 8.8 percent, strong 8.1 percent increase in earnings per share, robust free cash flow of $5.9 billion with free cash flow conversion of 99 percent, despite significant raw materials and logistics cost inflation and global supply chain challenges*
- Focused on serving customers in uncertain environment

*See Appendix A to this Proxy Statement for a reconciliation of free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP.

- Strengthened the balance sheet providing financial flexibility, reduced net debt by $1.2 billion, while returning $5.6 billion to shareholders in 2021 via dividends and gross share repurchases
- Continued to help the world respond to COVID-19, including distributing 2.3 billion respirators in 2021
- Over 100 consecutive years of paying dividends to shareholders and 64 consecutive years of annual increases



Portfolio management

- Prioritized investments in growth, productivity and sustainability
- Accelerated investments in large, fast-growing end-markets that align with key global trends such as automotive, home improvement, safety, health care and electronics
- Enhanced shareholder value through active portfolio management, including the announced divestiture of our food safety business and the sale of our floor products business in Western Europe

- Introduced new sustainability goals, including investing $1 billion over the next 20 years to accelerate air and water stewardship; announced new plastic reduction goals; and deployed capital to make factories and communities more sustainable and stronger
- Advanced our digital capabilities, including through new investments and ongoing deployments of our Enterprise Resource Planning (ERP) system



Transforming 3M operating model

- Advanced our business group-led operating model, including streamlining of organization and further aligning to customers and go-to-market models for improved growth, operating agility, and accountability

- Focused on transformation including accelerating our digital strategy to better serve customers and improve efficiency of operations and executed on and exceeded net cost savings for the Company's restructuring efforts announced in December 2020



Growth through innovation

- Invested $3.6 billion in the combination of research and development and capital expenditures to position 3M for the future
- 3M innovation helped customers avoid emitting nearly 75 million metric tons of carbon dioxide (CO_2) in the last five years alone, the equivalent of taking 16 million cars off the road

- Introduced 166 new products across our four market-leading business groups
- Awarded a total of 3,211 patents from patent offices around the world in 2021, including 621 patents granted to 3M by the United States Patent and Trademark Office, which brings to more than 129,000 total patents awarded to 3M since its inception



People and culture

- Implemented new employee work models rooted in flexibility and trust
- Advanced diversity, equity, and inclusion within 3M and our communities with new investments and initiatives; introduced annual diversity, equity, and inclusion report to strengthen accountability and transparency

- Continued to focus on employee health and safety in the midst of COVID-19
- Recognized by FORTUNE® magazine as one of the "World's Most Admired Companies"
- Honored by Ethisphere® Institute as one of "The World's Most Ethical Companies®" for the 8th consecutive year





















Elements of target total direct compensation for 2021

The table below shows how the 2021 target Total Direct Compensation of the Named Executive Officers was apportioned among base salary, annual incentives, performance share awards, stock options, and restricted stock units ("RSUs"), summarizes the rationale for providing and key characteristics of each such element, and lists the performance metrics and weightings used for annual and long-term incentives granted in 2021.

		2021 Pay Elements[(1)]				
		CEO	Other NEOs	Why It Is Provided	Key Characteristics	2021 Performance Metrics and Weightings[(2)]
Fixed	Base Salary	9%	21%	• Compensate executives for their normal day-to-day responsibilities	• Only component of compensation that is considered to be fixed rather than variable in nature	
Variable	Annual Incentive	17%	18%	• Motivate executives to stay focused on day-to-day operations by aligning a significant portion of Total Cash Compensation with the near-term financial performance of the Company and its business units	• Performance metrics and goals established by the Committee, which is comprised entirely of independent directors • Payouts based on performance against three business objectives over a 12-month period, subject to an individual performance multiplier • Payouts adjusted or left unchanged based on individual performance against preestablished goals and objectives, which can be both quantitative and qualitative • Payouts cannot exceed 200% of an executive's weighted-average target annual incentive amount	• Local Currency Sales (of 3M or a business unit, as applicable) vs. Plan (50%) • Economic Profit (of 3M or a business unit, as applicable) vs. Plan (20%) • Economic Profit of 3M vs. Prior Year (30%)
Variable	Long-Term Incentives: Performance Shares	37%	31%	• Motivate executives to focus on continuously improving performance in key financial metrics believed to drive long-term shareholder value • Retain executive talent	• Performance metrics and goals established by the Committee, which is comprised entirely of independent directors • Payouts based on performance against preestablished goals over three years • Maximum payout equal to 200% of the target number of performance shares	• Earnings per Share Growth (20%) • Relative Organic Volume Growth (40%) • Return on Invested Capital (20%) • Free Cash Flow Conversion (20%)
Variable	Long-Term Incentives: Stock Options[(3)]	37%	19%	• Motivate executives to build long-term shareholder value • Retain executive talent	• Provide value only if stock price increases • Exercise price equal to the grant date closing trading price for a share of 3M common stock • Ratable three-year vesting schedule • Maximum term of 10 years	• Vesting is based on continued service, while value of the options is based on stock price appreciation (100%)
Variable	Long-Term Incentives: Restricted Stock Units[(3)]	0%	12%	• Motivate executives to build long-term shareholder value • Retain executive talent	• Three-year "cliff" vesting schedule • Cash-settled dividend equivalent rights that are payable only if the underlying shares are earned	• Vesting is based on continued service, while value of the RSUs is based on total shareholder return (100%)

(1) Percentages shown reflect the apportionment of the components of target total direct compensation that are expected to be recurring. Such amounts do not reflect special items such as hiring bonuses, one-time make-whole and inducement awards granted in connection with the commencement of employment, or retention awards. Numbers may not add to 100 percent due to rounding.

(2) In determining the level of achievement of the performance goals established under the AIP and the performance share awards for any given period, the costs, sales and impact on assets and liabilities from acquisitions are excluded in the year that the acquisition is completed. The Committee also makes other adjustments from time to time for special items that it believes are unrelated to the operational performance of the Company for the relevant measurement period (e.g., changes in tax laws or accounting principles, asset write-downs, the impact of restructurings, divestitures, or asset sales, unusual tax transactions, litigation or claim judgments and settlements, and other special items described in management's discussion and analysis of financial conditions and results of operations appearing in the Company's annual/quarterly report to shareholders for the applicable period). These adjustments can have either a positive or negative impact on award payouts.

(3) Beginning with the annual grants made in 2021, each of the Company's executives (other than our CEO) was offered the opportunity to indicate a preference to receive 25 percent of the target grant value of their annual long-term incentive awards in the form of RSUs or stock options. For executives who indicated a preference to receive RSUs, 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares, 25 percent of the target grant value was delivered in the form of stock options, and the remaining 25 percent was delivered in the form of RSUs. For all other executives (including our CEO), 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares and the remaining 50 percent was delivered in the form of stock options. The percentages shown reflect the apportionment of stock options and RSUs based on the elections for 2021 made by the NEOs (other than our CEO, who was not offered an opportunity to make an election).

Paying for Performance

One objective of our incentive compensation program is to align our Named Executive Officers' real pay delivery with performance. The Company's performance directly impacted incentive compensation pay outcomes for our Named Executive Officers as discussed below.

2021 annual incentive compensation

For the Named Executive Officers whose 2021 annual incentive compensation payout was calculated based on the Company's overall performance, the payout (before any adjustment for individual performance) was 133.8 percent of the target amount. The payouts reflect the Committee's view of our performance against the goals established for 2021, as shown below.

> **All 2021 performance targets for the AIP were set at or above 2020 results. In establishing these targets, the Committee considered 3M's internal business plans, external market conditions, uncertainty related to the COVID-19 pandemic, and other items. The targets were intended to be challenging and provide a similar level of rigor as those established for past years in order to provide a consistent incentive compensation opportunity.**

Dollar Amounts in Millions

Performance Metric	Threshold	Target	Maximum	Actual vs. Target	Payout	Weighting	Weighted Payout %
Local Currency Sales vs. Plan	28,449	**34,850** 33,470	37,486	104%	134%	**50%**	67.0%
Total 3M Economic Profit(1) vs. Plan	4,267	**5,044** 5,020	5,522	100%	100%	**20%**	20.0%
Total 3M Economic Profit(1) vs. Prior Year	1,223	**3,080** 2,398	3,596	128%	156%	**30%**	46.8%
Weighted-average payout percent for total Company performance (before adjustment for individual performance)							**133.8%**

(1) See Appendix A for the calculation of 2020 and 2021 Economic Profit. Economic Profit metric measured versus 3M's prior year results is calculated using total Company average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet), while the Economic Profit metric measured versus plan is calculated using only accounts receivable and inventories of the relevant business unit as capital.

No individual performance multiplier was applied when determining Mr. Roman's payout. As a result, his 2021 annual incentive compensation payout equaled 133.8% of his target amount.

For more information concerning the calculation of the 2021 annual incentive payout for each Named Executive Officer, including the threshold, target, and maximum goals and attainments used to calculate the annual incentive payouts of the Named Executive Officers who are paid, in part, based on the performance of a business group, see "2021 AIP attainments and payouts" on page 74.

Performance share award payouts and accruals (long-term incentive compensation)

The three-year performance period for the 2019 performance share awards issued to the Named Executive Officers ended on December 31, 2021. Based on the financial results achieved during 2019 – 2021 and excluding dividend equivalents, the Named Executive Officers received 88.4 percent of the target performance shares subject to their 2019 performance share awards. After considering the change in the market value of 3M's common stock over the three-year performance period and the additional shares delivered pursuant to the dividend equivalent rights granted as part of the 2019 performance share awards, the value of the total number of 3M shares delivered to the Named Executive Officers in settlement of these awards (determined using the closing price of a share of 3M common stock on the NYSE for December 31, 2021) equaled 75.7 percent of the initial target grant value approved by the Committee.

When evaluating the payouts for these awards against the Company's performance, it is important to keep in mind the weightings applied to each year (2019 – 50 percent; 2020 – 30 percent; and 2021 – 20 percent) and each metric (Relative Organic Volume Growth – 40 percent; Return on Invested Capital – 20 percent; Earnings per Share Growth – 20 percent; and Free Cash Flow Conversion – 20 percent). As illustrated in the charts below, the payout of 2019 performance share awards reflects the mixed results achieved during the performance period.

2019-2021 Performance Targets and Results

			Performance Levels	Payout Level (% of Target)	Performance Year and Weighting	Actual Result*	Actual Payout (% of Target)
Earnings Per Share Growth	20%	Threshold**	4%	4%	Year 1 – 50%	−6.9%	0%
		Target	8%	20%	Year 2 – 30%	−5.7%	0%
		Maximum	12%	40%	Year 3 – 20%	14.4%	8%
Relative Organic Volume Growth	40%	Threshold**	−1%	8%	Year 1 – 50%	−2.8%	0%
		Target	0.5%	40%	Year 2 – 30%	2.9%	24%
		Maximum	2%	80%	Year 3 – 20%	0.2%	6.7%
Return on Invested Capital	20%	Threshold**	20%	4%	Year 1 – 50%	22.9%	13%
		Target	22%	20%	Year 2 – 30%	17.1%	0%
		Maximum	25%	40%	Year 3 – 20%	19.5%	0%
Free Cash Flow Conversion	20%	Threshold**	95%	4%	Year 1 – 50%	106%	20%
		Target	100%	20%	Year 2 – 30%	132%	12%
		Maximum	105%	40%	Year 3 – 20%	101%	4.7%
Total							**88.4%**

* Results reflect certain adjustments that the Committee believed were appropriate to better reflect the Company's performance during the performance period. See Appendix A to this Proxy Statement for a reconciliation of earnings per share, operating margin performance, free cash flow, and free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP, and the calculation of return on invested capital.

** No payout is provided for below threshold performance.

The Company's 2021 performance will also impact the payouts of the 2020 performance share awards and 2021 performance share awards, where the weighting of 2021 performance is 30 percent and 50 percent, respectively. To illustrate this point, the charts below show the percent of target performance shares accrued each year during the relevant performance period based on the Company's performance.













Percent of target performance shares accrued by year (excluding dividend equivalents)

2019 performance share awards (actual) | **2020 performance share awards** | **2021 performance share awards**

88.4% Total (actual)
33.0%
36.0%
19.4%
2019
2020
2021
60.0%
34.0%
2020
2021
2022
63.6%
2021
2022
2023

The final payout percentage for each performance share award equals the sum of the payout percentages for each year during the performance period based on the Company's performance against the financial goals established by the Committee at the beginning of the performance period.

For more information concerning the overall status of the performance share awards that were outstanding on December 31, 2021, and the impact that the Company's 2021 performance had on such awards, see "Status of outstanding performance share awards" and "Performance share accruals based on 2021 performance" beginning on pages 77 and 78, respectively.

Impact of changes in stock price

The performance of 3M's stock has a material impact on the amount of compensation realized by our Named Executive Officers. Our stock ownership guidelines require covered executives, including the Named Executive Officers, to own amounts of Company stock having a value exceeding a specified multiple of their base salary. If the market price of 3M's stock declines, so does the value of the stock they own. Similarly, all long-term incentives awarded to our Named Executive Officers are equity-based and therefore increase or decrease in value consistent with 3M's total shareholder return or, in the case of stock options, the value of 3M's common stock.

The stock and stock options held by our Named Executive Officers throughout 2021 modestly increased in value during the year as the closing price for a share of the Company's common stock on the NYSE increased from $174.79 on December 31, 2020, to $177.63 on December 31, 2021, although the stock options granted in 2018 and 2019 remain underwater. Likewise, the value of the performance shares and restricted stock units held by our Named Executive Officers throughout the year modestly increased consistent with the one-year total shareholder return for the Company's stock.

Total shareholder return

The graphs below illustrate 3M's stock performance relative to the stock performance of the S&P 500 and the peer companies included in the Company's executive compensation peer group, as described under "Use of market data" beginning on page 66.

For 3M, the combination of ongoing litigation uncertainty, together with the COVID-19 pandemic and its related impacts on end-market volatility, global supply chain, raw materials, and logistics disruptions has impacted the Company's 1-, 3-, and 5-year total shareholder return performance, as reflected in the charts below. In response, we continue to focus on serving customers and end-markets, taking actions to strengthen our global supply chain, while also proactively managing ongoing litigation. We continue to help the world respond to COVID-19 with 2.3 billion respirators distributed in 2021, for a total of 4.3 billion since the onset of the pandemic, while engaging with governments on how to prepare for future emergencies.

Annualized total shareholder return performance

5-year period | 3-year period | 1-year period

18%
17%
3%
S&P 500
Executive Peer Group Median
3M
26%
22%
1%
S&P 500
Executive Peer Group Median
3M
29%
18%
5%
S&P 500
Executive Peer Group Median
3M

TSR = Share Price Appreciation + Dividend Yield (annualized)

Note: 5-year period = Five years ending 12/31/21; 3-year period = Three years ending 12/31/21; 1-year period = One year ending 12/31/21

Source: Bloomberg

Say-on-pay results

3M has a history of strong say-on-pay results. In 2021, approximately 91 percent of the votes cast on our say-on-pay proposal approved the compensation of our named executive officers as disclosed in last year's Proxy Statement. Although the vote was non-binding, the Committee believes this level of approval indicates that shareholders strongly support our executive compensation programs and policies. The Committee will consider the results of this year's say-on-pay proposal, as well as feedback from our shareholders, when making future executive compensation decisions.

For information concerning our investor outreach efforts, see "Shareholder outreach and engagement" on page 11.



~93%

3-year average votes cast in favor of say-on-pay proposal

Recent noteworthy compensation program actions

Since the filing of last year's Proxy Statement, the Committee took the noteworthy actions described below as part of the Company's executive compensation program.

- Effective for the 2022 annual incentive compensation program offered to eligible employees, updated the metrics and weightings with the intent of sharpening focus on performance against the operating plan, prioritizing operating cash flow conversion as a key driver of operating value, and enhancing focus on inventory and receivables performance. For more information, see "2022 changes to our incentive compensation program—2022 annual incentive compensation program" on page 72.
- Added a new environmental, social and governance (ESG) modifier to the formula used to calculate the annual incentive compensation earned by the Company's senior executives, including our Named Executive Officers. Beginning in 2022, amounts earned by the Company's senior executives will be increased 10 percent of target, decreased 10 percent of target, or left unchanged based on the Committee's assessment of 3M's performance against a set of objective ESG metrics. For more information, see "2022 changes to our incentive compensation program—2022 annual incentive compensation program" on page 72.
- Effective for grants made to executives in 2022, updated the metrics, weightings, and certain other aspects of the Company's performance share awards. The changes generally are intended to strengthen the link to value creation for 3M in the current environment and better align the macro benchmark used as the basis of the relative metric with 3M's business portfolio. For more information, see "2022 changes to our incentive compensation program—2022 performance share awards" on page 73.
- Beginning with the annual grants made in 2022, increased (from 25 percent to 50 percent) the portion of the target grant value that the Company's executives (other than its CEO) may ask to receive in the form of restricted stock units rather than stock options.

Compensation policies and practices

Our compensation program is designed to provide appropriate performance incentives and avoid compensation practices that do not promote the interests of our shareholders.

✓ We do	✗ We do not
✓ Maintain strong alignment between corporate performance and executive officer compensation by having a majority of Total Direct Compensation consist of performance-based compensation. ✓ Conduct an annual assessment for the purpose of identifying and mitigating significant economic and reputational risks in the design of our incentive compensation programs. ✓ Have a comprehensive clawback policy that covers both cash and equity compensation and includes provisions addressing reputational and financial risk as well as risk management failures. ✓ Maintain a long-term incentive plan that provides for forfeiture of awards if an employee engages in misconduct. ✓ Use an independent compensation consultant retained by, and reporting directly to, the Committee. ✓ Limit the number and amount of executive perquisites. ✓ Prohibit our executive officers from hedging or pledging 3M common stock. ✓ Maintain robust stock ownership guidelines for executive officers. ✓ Conduct competitive benchmarking to align executive compensation with the market.	✗ Have employment or change in control agreements with any of our executive officers. ✗ Provide tax gross ups on executive perquisites, other than for taxable relocation benefits. ✗ Have agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any of our executive officers upon a change in control. ✗ Pay dividends or dividend equivalents on unearned equity awards. ✗ Reprice stock options without the approval of 3M shareholders, except for "anti-dilution" adjustments (such as adjustments in connection with a stock split, spinoff, etc.).

Section II: How we determine executive compensation

Principles

The Company maintains global compensation principles that are intended to ensure that its compensation practices are fair and reasonable as applied to both executive and non-executive employees. These principles align with the Company's vision and strategies, balance both individual and enterprise performance, and seek to provide competitive wages and benefits with consistent positioning in the median range of the most-relevant markets to employees based on roles, responsibilities, skills, and performance.

With respect to 3M's executive compensation program, we use the following core principles, which are intended to support our pay-for-performance philosophy:

- Total Direct Compensation should be competitive to attract the best talent to 3M, motivate executives to perform at their highest levels, reward individual contributions that improve the Company's ability to deliver outstanding performance, and retain those executives with the leadership abilities and skills necessary for building long-term shareholder value;

- The portion of Total Direct Compensation that is at-risk and performance-based should increase with the level of an individual's responsibility;

- The program should balance incentives for delivering outstanding long-term, sustainable performance against the potential to encourage inappropriate risk-taking;

- The metrics and targets for earning performance-based incentives should be consistent with, and aligned to, increasing shareholder value over the long term; and

- A significant portion of each executive's personal net worth should be tied to the value of 3M common stock as further motivation to build long-term shareholder value and mitigate the risk of inappropriate risk-taking.

To monitor and support the effectiveness of this program, the Committee periodically reviews the compensation principles used for setting target annual Total Cash Compensation for the Company's global workforce and approves the methodology for determining annual long-term incentive target grant values for employees eligible to receive such awards. The Company also periodically compares its pay components to those of other premier companies and adjusts them as necessary to stay competitive and attract, retain, and motivate a highly qualified, diverse workforce at all levels throughout the organization, not just for its executives.

Roles and responsibilities

The Company believes that a collaborative process best ensures that compensation decisions reflect the principles of our executive compensation program. Set forth below is a summary of the roles and responsibilities of the key participants that were involved in making decisions relating to the compensation that our Named Executive Officers earned in 2021.

Responsible Party	Primary Roles and Responsibilities Relating to Compensation Decisions
Compensation and Talent Committee (Composed solely of independent, non-employee directors and reports to the Board)	- Reviews the design of, and risks associated with, the Company's compensation policies and practices; - Approves the compensation of our Chief Executive Officer, subject to ratification by the independent members of the Board of Directors; - Approves the compensation of our other Named Executive Officers; - Approves the performance metrics and goals for performance-based long-term and short-term incentive compensation arrangements; - Approves annual performance goals and objectives for our Chief Executive Officer; - Conducts an annual evaluation of our Chief Executive Officer's performance and reviews such evaluation with the independent members of the Board of Directors; and - Approves all changes to the composition of the executive compensation peer group.
Independent Non-employee Members of the Board of Directors	- Considers the Committee's annual evaluation of our Chief Executive Officer's performance; and - Considers the Committee's actions regarding the compensation of our Chief Executive Officer and, if deemed appropriate, ratifies such actions.
Independent Consultant to the Compensation and Talent Committee* (FW Cook)	- Provides the Committee with advice regarding the design of all elements of the Company's executive compensation program; - Reviews and provides an assessment of the material economic and reputational risks associated with the Company's incentive compensation programs; - Reviews and provides an independent assessment of materials provided to the Committee by management of the Company; - Provides advice and recommendations to the Committee regarding the composition of the compensation peer groups; - Provides expert knowledge of regulatory developments, marketplace trends, and best practices relating to executive compensation and competitive pay levels; - Makes recommendations regarding the compensation of the Named Executive Officers (including our Chief Executive Officer); and - Regularly attends and actively participates in meetings of the Committee, including executive sessions.
Chief Executive Officer (Assisted by our Executive Vice President and Chief Human Resources Officer and other Company employees)	- Approves annual performance goals and objectives for the Named Executive Officers (other than himself); - Conducts an annual performance evaluation for each of the Named Executive Officers (other than himself) and presents the results to the Committee; and - Makes recommendations to the Committee with respect to the compensation of the Named Executive Officers (other than himself) based on the final assessment of their performance.

*   During 2021, the Committee was assisted by its independent compensation consultant, FW Cook. Other than the support that it provided to the Committee, FW Cook provided no other services to the Company or 3M management, except for independent advisory support to the Nominating and Governance Committee on the compensation of 3M's non-employee directors so that valuation methodologies and peer groups are consistent with those used for executives and other employees. During the year, the Committee considered an evaluation of the independence of FW Cook based on the relevant regulations of the Securities and Exchange Commission and the NYSE listing standards. The Committee concluded that the services performed by FW Cook did not raise any noteworthy conflicts of interest.

Use of market data

We compete for executive talent in a global market. To ensure that we are providing Total Direct Compensation that is competitive, the Committee annually considers the available pay data of two peer groups: an executive compensation peer group and a survey peer group.

Executive compensation peer group

For 2021, the executive compensation peer group consisted of the companies identified below (which remained the same as in the previous year, except for the removal of Raytheon Technologies (successor to United Technologies Corporation) and the addition of Parker-Hannifin Corporation, Abbott Laboratories, and The Boeing Company), as recommended by the Committee's independent compensation consultant and approved by the Committee. The companies in this executive compensation peer group were selected because (1) their performance was monitored regularly by the same market analysts who monitor the performance of 3M (investment peers) and they are considered major business-segment competitors used internally for performance comparisons, or (2) they met certain criteria based on similarity of their business, market capitalization (based on an eight-quarter rolling average), annual revenues, and/or Midwest corporate headquarters, and compete with 3M for capital or talent.

(Dollars in millions)

Latest Four Quarters Revenues[1]		Trailing Eight-Quarter Average Market Capitalization[1]	
Johnson & Johnson	$93,775	Johnson & Johnson	$418,938
The Procter & Gamble Company	$78,346	The Procter & Gamble Company	$344,988
General Electric Company	$74,196	Abbott Laboratories	$202,975
The Boeing Company	$62,286	Danaher Corporation	$179,530
Caterpillar Inc.	$50,971	Medtronic plc	$149,397
Deere & Company	$44,413	Honeywell International Inc.	$136,234
Abbott Laboratories	$43,075	The Boeing Company	$121,659
3M Company	**$35,355**	Caterpillar Inc.	$101,403
Honeywell International Inc.	$34,392	**3M Company**	**$ 99,794**
Medtronic plc	$31,798	General Electric Company	$ 96,117
Danaher Corporation	$29,453	Deere & Company	$ 93,746
Johnson Controls International plc	$24,189	Illinois Tool Works Inc.	$ 66,479
Eaton Corporation plc	$19,628	Eaton Corporation plc	$ 53,497
Kimberly-Clark Corporation	$19,440	Emerson Electric Co.	$ 50,386
Emerson Electric Co.	$18,548	Kimberly-Clark Corporation	$ 46,635
DuPont de Nemours, Inc.	$16,653	Johnson Controls International plc	$ 41,628
Parker-Hannifin Corporation	$15,293	DuPont de Nemours, Inc.	$ 41,438
TE Connectivity Ltd.	$15,219	TE Connectivity Ltd.	$ 41,343
Illinois Tool Works Inc.	$14,455	Parker-Hannifin Corporation	$ 34,988
Corning Incorporated	$14,082	Corning Incorporated	$ 29,666
75th Percentile	*$47,692*	*75th Percentile*	*$142,815*
Mean	*$36,853*	*Mean*	*$118,476*
Median	*$29,453*	*Median*	*$ 93,746*
25th Percentile	*$17,601*	*25th Percentile*	*$ 44,132*
3M Percentile Rank	**62%**	**3M Percentile Rank**	**59%**

[1] All data shown was obtained from Standard & Poor's Capital IQ. Revenues are stated in millions for the latest four quarters disclosed as of February 28, 2022. Market capitalizations are stated in millions as of February 28, 2022.

The Committee, with assistance from its independent compensation consultant, periodically reviews the composition of the executive compensation peer group to determine whether any changes are appropriate. Following its review in August 2021, the Committee determined that no changes were needed at that time.

The Company receives market surveys with pay data and information on the executive compensation practices at the companies in 3M's executive compensation peer group from Aon plc and FW Cook.

Survey peer group

For 2021, there were approximately 300 comparator companies in the survey peer group. Although the number and identity of the companies varies from year to year and from survey to survey, each of the companies included in the survey peer group had annual revenue exceeding $10 billion. All companies in the survey peer group also participate in one or more executive compensation surveys obtained from three consulting firms: Aon plc, FW Cook, and Willis Towers

Watson plc. Pay data for the survey peer group is statistically regressed (based on annual revenues) to recognize the different sizes of the comparator companies as compared to the size of 3M. The pay data for the survey peer group is then used to assess the reasonableness of the executive compensation peer group data received, helping to ensure that the Company's compensation objectives are being met. The Committee does not review the identity of the companies in the survey peer group.

How the Committee establishes target compensation levels

The Committee considers pay data from the executive compensation peer group as one of several reference points it uses to inform its decisions about overall compensation opportunities and specific compensation elements. The Committee does not benchmark specific compensation elements or total compensation to any specific percentile relative to the Peer Groups or the broader United States market. The Committee instead applies informed judgment in establishing targeted pay levels for the Named Executive Officers, considering pay data from the executive compensation peer group and other factors, such as:

- the breadth and complexity of the executive's duties and responsibilities;
- the quality of the executive's leadership;
- the financial and operational performance of the business activities for which the executive is responsible;
- the executive's ability to successfully achieve assigned goals related to company culture;
- the annual performance evaluation that Mr. Roman, assisted by 3M's Executive Vice President and Chief Human Resources Officer, and other Company employees, completes for each Named Executive Officer (other than himself) and the annual performance evaluation that the Committee completes for Mr. Roman;
- the executive's ability to successfully achieve assigned goals related to environmental, social, and governance matters, including sustainability goals;
- the executive's performance rating for the prior year;
- experience and time in their current position (or other positions with comparable duties and responsibilities); and
- internal pay equity.

The Committee also uses information on the executive compensation practices at companies in the executive compensation peer group when considering design changes to the Company's executive compensation program. Overall, the Company believes that use of this information from the Peer Groups enables the Committee to create better alignment between executive pay and performance and to help ensure that 3M can attract and retain high-performing executive leaders.

Section III: Overview of compensation program design

Target total direct compensation mix for 2021

The illustrations below show how the 2021 target Total Direct Compensation of our CEO and other Named Executive Officers was apportioned among base salary, annual incentives, performance share awards, restricted stock units, and stock options. To provide a better representation of the intended mix of annual compensation provided to the Named Executive Officers, the percentages shown below do not take into consideration non-recurring special items such as one-time make-whole and inducement awards granted in connection with the commencement of employment or retention awards.

CEO


9%
Base
Salary
37%
Stock
Options
17%
AIP
91%
Performance-
Based Pay
37%
PSAs

Other NEOs (average)*


12%
RSUs
21%
Base
Salary
19%
Stock
Options
18%
AIP
80%
Performance-
Based Pay
31%
PSAs

Abbreviations: AIP = annual incentive pay; PSAs = performance share awards; RSUs = restricted stock units.

* Amounts shown reflect the average apportionment for all Named Executive Officers other than Mr. Roman. Numbers may not add to 100 percent due to rounding.

Annual incentive

3M provides its executives with an opportunity to earn annual incentive compensation under the 3M Annual Incentive Plan, which we refer to as the "AIP." Participation in the AIP is intended to align a significant portion of participants' Total Cash Compensation with the near-term financial performance of the Company and its business units. Each executive is assigned a target amount of annual incentive compensation as part of his or her target Total Cash Compensation, but the actual amount paid under the AIP depends on the financial performance of 3M and its relevant business units and the executive's individual performance, in each case, measured against preestablished goals and objectives.

Basic calculation. The amount a participant earns under the AIP is calculated by multiplying his or her weighted-average target annual incentive compensation opportunity for the plan year by a business performance factor and an individual performance multiplier.

Total Weighted-Average Target AIP Payout	X	Business Performance Factor	X	Individual Performance Multiplier	=	Annual Incentive Payment
Calculated amount that takes into account any mid-year changes in the participant's target annual incentive compensation opportunity		Corporate and business unit results adjust AIP pay based on performance against preestablished goals		Payouts adjusted or left unchanged based on individual performance against preestablished goals and objectives, which can be both quantitative and qualitative		Final payment amount may range from 0 percent to 200 percent of an individual's total weighted-average target AIP payout

Business performance factor. The business performance factor is determined based on the performance of 3M and, in some cases, the business unit for which each Named Executive Officer had responsibility throughout the year against three metrics, as indicated in the table below.

The 2021 performance target for each metric and business unit shown was set at or above 2020 results.

Performance Metric		Business Unit Local Currency Sales vs. Plan	Economic Profit (of 3M or a business unit, as applicable) vs. Plan	Total 3M Economic Profit vs. Prior Year
Weighting		50%	20%	30%
Business Unit Used to Calculate Business Performance Factor*	Mr. Roman	3M Worldwide	3M Worldwide	3M Worldwide
	Mr. Patolawala	3M Worldwide	3M Worldwide	3M Worldwide
	Mr. Khandpur	TEBG	TEBG	3M Worldwide
	Ms. Poul	HCBG	HCBG	3M Worldwide
	Mr. Vale	SIBG	SIBG	3M Worldwide

*   Abbreviations: TEBG = Transportation and Electronics Business Group; HCBG = Health Care Business Group; SIBG = Safety and Industrial Business Group.

Individual performance multiplier. The amount of annual incentive compensation paid to an eligible employee may be increased, decreased, or left unchanged depending on his or her performance during the year. When determining the individual performance multipliers to be used for the Named Executive Officers, the Committee considers the individual performance of the Named Executive Officers using the performance evaluations described under "How the Committee establishes target compensation levels" on page 68.

Long-term incentives

In order to improve alignment with the Company's practices for non-executive employees and mitigate potential retention challenges associated with pay delivery, the Committee elected to begin offering each of the Company's executives (other than its Chief Executive Officer) an opportunity to indicate a preference to receive 25 percent of the target grant value of their annual long-term incentive awards in the form of restricted stock units or stock options. For executives who indicated a preference to receive restricted stock units, 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares, 25 percent of the target grant value was delivered in the form of stock options and the remaining 25 percent was delivered in the form of restricted stock units. For all other executives (including the Company's Chief Executive Officer), 50 percent of the target grant value of their annual long-term incentive awards was delivered in the form of performance shares and the remaining 50 percent was delivered in the form of stock options. The terms of the 2021 performance share awards, 2021 stock options, and 2021 restricted stock units are described in detail below.

In limited circumstances, our Named Executive Officers also may receive other equity awards on an ad hoc basis as new hires or for recognition and retention, promotions, or other purposes. For additional information about a special restricted stock unit award granted to Mr. Patolawala in October 2021 in connection with a significant expansion of his duties and responsibilities and as a further incentive for Mr. Patolawala to remain with the Company, see "Section V: 2021 compensation decisions and performance highlights—Monish Patolawala—Compensation Decisions" on page 80.

2021 performance share awards

Performance shares awarded in 2021 will result in the issuance of actual shares of 3M common stock to 3M's Named Executive Officers if the Company achieves certain financial goals over the years 2021, 2022, and 2023. The number of shares of 3M common stock that will be issued for each 2021 performance share is linked to the Company's performance as measured by the criteria of Earnings per Share Growth (20 percent weighting), Relative Organic Volume Growth (40 percent weighting), Return on Invested Capital (20 percent weighting), and Free Cash Flow Conversion (20 percent weighting). These performance criteria were selected because they are aligned with 3M's operating plan and the financial objectives communicated to shareholders, and the Committee believes that they are important drivers of long-term shareholder value. Attainment of these four independent performance criteria is measured separately for each calendar year during the three-year measurement period, with each year weighted as follows: 2021 — 50 percent; 2022 — 30 percent; and 2023 — 20 percent. However, the targets by which the Company's performance is measured do not change over the three-year performance period.

The actual number of shares of 3M common stock that will be delivered at the end of the three-year performance period ending on December 31, 2023, may be anywhere from 0 percent to 200 percent of the target number of performance shares awarded, depending on the performance of the Company during the performance period. However, an executive may forfeit all or a portion of such shares if he or she does not remain employed by the Company throughout the three-year performance period.

For awards tied to the achievement of performance goals over the years 2021, 2022, and 2023, the Committee approved the targets shown below for determining the number of shares of 3M common stock to be delivered for each target performance share awarded, with the total number of shares actually delivered being the sum of the number of shares earned as a result of the Company's achievement of each of the four financial goals. If the Company's performance as measured by any of these performance criteria falls between any of the percentages listed below, the number of shares of 3M common stock earned will be determined by linear interpolation.

2021 Performance Share Award Targets			Performance Levels	Payout Level (% of Target)
Earnings Per Share Growth	20%	Threshold*	4%	4%
		Target	8%	20%
		Maximum	12%	40%
Relative Organic Volume Growth	40%	Threshold*	−1%	8%
		Target	0.5%	40%
		Maximum	2%	80%
Return on Invested Capital**	20%	Threshold*	16%	4%
		Target	18%	20%
		Maximum	21%	40%
Free Cash Flow Conversion	20%	Threshold*	95%	4%
		Target	100%	20%
		Maximum	105%	40%

*   No payout is provided for below threshold performance.

**   After considering the Company's long-term strategic plan and the Company's historical Return on Invested Capital results, the Committee decided to set the threshold, target, and maximum goals as shown. While these goals reflect a reduction to the corresponding goals established for the 2020 performance share awards, the Committee determined that this was appropriate given the Company's strategic decision to focus on strengthening its balance sheet, which the Committee believes is consistent with, and aligned to, the Company's strategic priorities and its objective of increasing shareholder value over the long term. The targets are intended to be challenging and provide a similar level of rigor as those established for past years in order to provide a consistent incentive compensation opportunity.

The above targets are not a prediction of how 3M will perform during the years 2021 through 2023 or any other period in the future. The sole purpose of these formulas, which were approved by the Committee in February 2021, is to establish a method for determining the number of shares of 3M common stock to be delivered for the performance share awards described above. 3M is not providing any guidance, nor updating any prior guidance, of its future performance with the disclosure of these formulas, and you are cautioned not to rely on these formulas as a prediction of 3M's future performance.

2021 stock options

Stock options granted to the Named Executive Officers in 2021 as part of their annual long-term incentive compensation have the following features:

- an exercise price equal to the closing price of a share of 3M common stock on the NYSE for the date of grant;
- a ratable three-year vesting schedule; and
- a maximum term of 10 years.

2021 restricted stock units

Restricted stock unit awards granted to the Named Executive Officers in 2021 as part of their annual long-term incentive compensation have the following features:

- a three-year "cliff" vesting schedule; and
- cash-settled dividend equivalent rights that are payable only if the underlying shares are earned.

Benefits and perquisites

The Company's Named Executive Officers participate in the same health care, disability, life insurance, pension, and 401(k) benefit plans available to most of the Company's U.S. employees. They also are eligible to receive certain additional benefits and perquisites that are provided for the executives' convenience (relocation assistance for moves required by 3M, financial planning assistance, and meals when attending to 3M business, for example), financial security (nonqualified deferred compensation plans and additional group term life insurance coverage, for example), personal security (home

security equipment/monitoring, for example) or personal health (on-site exercise facilities and physical exams, for example). Our Named Executive Officers and other employees also may receive Company tickets for sporting or other events. The Company believes that the benefits and perquisites offered generally are similar to those of our peers and assist in attracting and retaining executives. In some cases, there is no incremental cost to the Company associated with providing these additional benefits and perquisites (physical exams and certain tickets to events, for example) or the executives pay all or a substantial portion of the incremental costs incurred by the Company (on-site exercise facilities, for example).

These additional benefits and perquisites generally are provided on a consistent basis only to a limited group of our most senior U.S. employees (including all of the Named Executive Officers), although enhanced personal security equipment and monitoring is provided only to our Chief Executive Officer.

The Company also operates aircraft that are used by our senior officers and other employees to conduct company business. For personal security reasons, the Board of Directors requires our Chief Executive Officer to use the Company's aircraft for all air travel, both business and personal. Our Chief Executive Officer's spouse and other guests also may accompany him on flights.

The incremental cost to the Company of providing these additional benefits to the Named Executive Officers is reflected in the All Other Compensation Table. No tax gross ups are provided on any of these additional benefits and perquisites other than taxable relocation benefits.

2022 changes to our incentive compensation program

The Committee believes that the Company's incentive compensation program should incorporate shareholder feedback where appropriate and be tied to key metrics and outcomes that are consistent with, and aligned to, the Company's strategic priorities and its objective of increasing shareholder value over the long term. In consultation with its independent compensation consultant and following discussions with management of the Company, the Committee approved significant changes to the incentive compensation programs offered to the Company's executives in 2022, as described below.

2022 annual incentive compensation program

2021 Design	2022 Design	Rationale for Changes

Metrics and Weightings



20%
BU Economic Profit vs. Plan

50%
BU Local Currency Sales vs. Plan

30%
Total 3M Economic Profit vs. Prior Year

Abbreviations: BU = Business Unit



30%
BU Operating Income vs. Plan

50%
BU Local Currency Sales vs. Plan

20%
Total 3M Operating Cash Flow Conversion vs. Plan

- New metrics are intended to sharpen focus on performance against the operating plan, prioritize operating cash flow conversion as a key driver of operating value, and enhance focus on inventory and receivables performance as key contributors to cash

- Adjusted weightings place a stronger emphasis on items within the control of the business units and improve alignment with market practices

Environmental, Social and Governance ("ESG") Modifier

- No ESG modifier

- Amounts earned by senior executives may be increased by 10 percent of target, decreased by 10 percent of target, or left unchanged based on the Committee's determination of 3M's performance against a set of objective ESG metrics, including metrics related to the Company's carbon and water commitments, operational improvements in the area of environment, health, and safety; progress on key social measures, and on-time completion of required ethics and compliance training

- Improve alignment with key enterprise strategies and developing market practices

2022 performance share awards

2021 Design	2022 Design	Rationale for Changes

Metrics and Weightings



20% FCF Conversion
40% Rel. Org. Vol. Growth
20% EPS Growth
20% ROIC



33 1/3% FCF Growth
33 1/3% Rel. OSG
33 1/3% EPS Growth

Abbreviations:
FCF = Free Cash Flow
EPS = Earnings per Share
Rel. Org. Volume Growth = Relative Organic Volume Growth
Rel. OSG = Relative Organic Sales Growth
ROIC = Return on Invested Capital

- Transition from FCF Conversion to FCF Growth is intended to strengthen the link to shareholder returns by measuring cash flow improvement
- Change from Relative Organic Volume Growth to Relative Organic Sales Growth is intended to enhance alignment with the Company's operating plan and external guidance
- Elimination of ROIC allows greater weighting to be placed on other metrics believed to have a stronger link to value creation for 3M in the current environment

Benchmark for Relative Metric

- Worldwide Industrial Production Index, as published by IHS Markit prior to the date on which the Committee certifies the performance results

- Weighted blend of the Worldwide Industrial Production Index and the Worldwide Gross Domestic Product for the relevant period, in each case, as most recently published by IHS Markit no later than 30 days following completion of the relevant year

- Improve alignment of the macro benchmark with 3M's business portfolio

Except as described above, the design of the 2022 performance share awards provided to approximately 100 of the Company's most senior employees, including all of the Named Executive Officers, was materially consistent with the design of the 2021 performance share awards.

Section IV: Incentive compensation attainments and awards

2021 AIP attainments and payouts

During 2021, the Committee provided the Named Executive Officers with the opportunity to earn short-term incentive compensation under the AIP. Each Named Executive Officer's target annual incentive for the year equaled the difference between his or her target Total Cash Compensation and annual base salary (weighted to reflect mid-year adjustments, if appropriate).

Business performance factor. For purposes of measuring business performance against the targets established for 2021 and converting that performance into a business performance factor determined in accordance with the terms of the AIP, each Named Executive Officer was assigned to an appropriate business unit for each metric (the entire Company, in some cases). The metrics, relevant business unit, goals, and attainments used to calculate the business performance factor for each Named Executive Officer are shown below.

Business performance factor calculation for Mr. Roman and Mr. Patolawala
Dollar amounts in millions

Performance Metric	Business Unit	Threshold ($)	Target ($)	Maximum ($)	Actual vs. Target	Payout %	Weighting	Weighted Payout %
Local Currency Sales vs. Plan	3M Worldwide	28,449	**34,850** 33,470	37,486	104%	134%	50%	67.0%
Business Unit Economic Profit[1] vs. Plan	3M Worldwide	4,267	**5,044** 5,020	5,522	100%	100%	20%	20.0%
Total 3M Economic Profit[1] vs. Prior Year	3M Worldwide	1,223	**3,080** 2,398	3,596	128%	156%	30%	46.8%
Business Performance Factor								**133.8%**

Business performance factor calculation for Mr. Khandpur
Dollar amounts in millions

Performance Metric	Business Unit	Threshold ($)	Target ($)	Maximum ($)	Actual vs. Target	Payout %	Weighting	Weighted Payout %
Local Currency Sales vs. Plan	Transportation and Electronics Business Group	7,811	**9,628** 9,190	10,293	105%	143%	50%	71.3%
Business Unit Economic Profit[1] vs. Plan	Transportation and Electronics Business Group	1,136	**1,412** 1,337	1,471	106%	160%	20%	32.0%
Total 3M Economic Profit[1] vs. Prior Year	3M Worldwide	1,223	**3,080** 2,398	3,596	128%	156%	30%	46.8%
Business Performance Factor								**150.1%**

Business performance factor calculation for Ms. Poul

Dollar amounts in millions

Performance Metric	Business Unit	Threshold ($)	Target ($)	Maximum ($)	Actual vs. Target	Payout %	Weighting	Weighted Payout %
Local Currency Sales vs. Plan	Health Care Business Group	7,176	**8,914** 8,443	9,456	106%	151%	50%	75.5%
Business Unit Economic Profit[1] vs. Plan	Health Care Business Group	1,102	1,296	**1,579** 1,426	122%	200%	20%	40.0%
Total 3M Economic Profit[1] vs. Prior Year	3M Worldwide	1,223	2,398	**3,080** 3,596	128%	156%	30%	46.8%
Business Performance Factor								162.3%

Business performance factor calculation for Mr. Vale

Dollar amounts in millions

Performance Metric	Business Unit	Threshold ($)	Target ($)	Maximum ($)	Actual vs. Target	Payout %	Weighting	Weighted Payout %
Local Currency Sales vs. Plan	Safety and Industrial Business Group	10,541	**12,645** 12,402	13,890	102%	117%	50%	58.5%
Business Unit Economic Profit[1] vs. Plan	Safety and Industrial Business Group	**1,939** 2,010	2,365	2,601	82%	0%	20%	0.0%
Total 3M Economic Profit[1] vs. Prior Year	3M Worldwide	1,223	2,398	**3,080** 3,596	128%	156%	30%	46.8%
Business Performance Factor								105.3%

[1] The Economic Profit metric measured versus 3M's prior year results is calculated using total Company average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet), while the Economic Profit metric measured versus plan is calculated using only accounts receivable and inventories of the relevant business unit as capital. See Appendix A for the calculation of 2020 and 2021 Economic Profit.

Individual performance multiplier. The amount of annual incentive compensation paid to an eligible employee may be increased, decreased, or left unchanged depending on his or her individual performance during the year. The Committee determined the individual performance multiplier for each Named Executive Officer, as shown in the table under "Final 2021 AIP payouts" below, based upon the annual performance evaluation completed for each Named Executive Officer. For a listing of selected 2021 performance highlights of each Named Executive Officer, see "Section V: 2021 compensation decisions and performance highlights" beginning on page 79.

Final 2021 AIP payouts. At its meeting in February 2022, the Committee approved (and with respect to Mr. Roman, the independent members of the Board of Directors ratified) a payment under the AIP to each Named Executive Officer, as shown below.

Named Executive Officer	Target 2021 Annual Incentive* ($)	Business Performance Factor	Individual Performance Multiplier	Approved 2021 AIP Payout** ($)
Michael F. Roman	2,340,638	133.8%	100%	3,131,774
Monish Patolawala	943,410	133.8%	120%	1,514,739
Ashish K. Khandpur	625,517	150.1%	100%	938,589
Mojdeh Poul	631,054	162.3%	120%	1,229,041
Michael G. Vale	656,171	105.3%	100%	690,948

* Amounts shown reflect mid-year adjustments to target Total Cash Compensation.

** Due to rounding, the numbers shown in this column may not equal the result obtained by multiplying the Target 2021 Annual Incentive by the Business Performance Factor by the Individual Performance Multiplier.

2021 long-term incentive awards

After considering the most recent long-term incentive compensation data available from companies in the Peer Groups and after taking into account its evaluation of their individual performance during 2020, the Committee approved (and in the case of Mr. Roman, the independent members of the Board of Directors ratified) the performance-adjusted target grant values shown below for the Named Executive Officers' 2021 long-term incentive compensation awards. For ease of comparison, the table below also shows the performance-adjusted target compensation values of the Named Executive Officers' 2020 long-term incentive compensation awards.

Name	Performance-Adjusted Target Grant Value of 2020 Annual Awards ($)	Performance-Adjusted Target Grant Value of 2021 Annual Awards ($)
Michael F. Roman	10,000,000	10,500,000
Monish Patolawala (joined 3M effective July 1, 2020)	1,625,000*	4,290,000**
Ashish K. Khandpur	2,268,290	2,081,000
Mojdeh Poul	2,330,720	2,081,000
Michael G. Vale	2,268,290	2,705,300

* The amount shown was prorated based on the portion of the year worked and excludes the target grant value of special one-time make-whole and inducement awards granted in connection with his commencement of employment.

** In October 2021, the Board approved a significant expansion of Mr. Patolawala's duties and responsibilities to include business transformation. The target grant value of Mr. Patolawala's 2021 annual awards shown here excludes the value of a special restricted stock unit award granted to him in connection with the expansion of his duties and responsibilities and as a further incentive for Mr. Patolawala to remain with the Company. For additional information, see "Section V: 2021 compensation decisions and performance highlights—Monish Patolawala—Compensation Decisions" on page 80.

Consistent with market practices at companies in the Peer Groups, during 2021, the Committee chose to deliver one-half of the performance-adjusted target grant value of the 2021 annual long-term incentive compensation awards provided to 3M's Named Executive Officers in the form of performance shares. The remaining portion of the performance-adjusted target grant value was delivered in the form of stock options or, for the Named Executive Officers other than 3M's Chief Executive Officer, a combination of stock options and restricted stock units. For additional information, see "Section III: Overview of compensation program design—Long-term incentives" on page 70.

Status of outstanding performance share awards

The Company's annual award cycle and three-year performance periods result in an overlap of awards. For example, the performance goals for 2021 performance share awards relate to the years 2021, 2022, and 2023. Similarly, the performance goals for 2020 performance share awards relate to the years 2020, 2021, and 2022, and so on, as shown below. Performance against the goals established for each award are measured separately for each calendar year during the measurement period, with each year weighted as shown below in parenthesis. The Committee believes this structure reduces motivation to maximize performance in any one period by providing the highest-level rewards only by building sustainable long-term results.

Award	2019	2020	2021	2022	2023
2019 PSA	Year 1 (50%)	Year 2 (30%)	Year 3 (20%)		
2020 PSA		Year 1 (50%)	Year 2 (30%)	Year 3 (20%)	
2021 PSA			Year 1 (50%)	Year 2 (30%)	Year 3 (20%)

The Committee periodically reviews the Company's performance against the goals established for each performance share award throughout the duration of its measurement period. The tables below summarize the status of the different performance share awards held by the Named Executive Officers as of December 31, 2021.

2021 PSA (2021-2023 measurement period)

Performance Measures and Weighting	Performance Levels			Three-year Performance Period – Actual Performance Level Achieved[1]		
	Threshold	Target	Maximum	2021 (Year 1; weighted at 50%)	2022 (Year 2; weighted at 30%)	2023 (Year 3; weighted at 20%)
Earnings per Share Growth (20%)[2]	4.0%	8.0%	12.0%	14.4%		
Relative Organic Volume Growth (40%)[3]	-1.0%	0.5%	2.0%	0.2%		
Return on Invested Capital (20%)	16.0%	18.0%	21.0%	19.5%		
Free Cash Flow Conversion (20%)	95%	100%	105%	101%		

2020 PSA (2020-2022 measurement period)

Performance Measures and Weighting	Performance Levels			Three-year Performance Period – Actual Performance Level Achieved[1]		
	Threshold	Target	Maximum	2020 (Year 1; weighted at 50%)	2021 (Year 2; weighted at 30%)	2022 (Year 3; weighted at 20%)
Earnings per Share Growth (20%)[2]	4.0%	8.0%	12.0%	-5.7%	14.4%	
Relative Organic Volume Growth (40%)[3]	-1.0%	0.5%	2.0%	2.9%	0.2%	
Return on Invested Capital (20%)	18.0%	20.0%	23.0%	17.1%	19.5%	
Free Cash Flow Conversion (20%)	95%	100%	105%	132%	101%	

2019 PSA (2019-2021 measurement period)

Performance Measures and Weighting	Performance Levels			Three-year Performance Period – Actual Performance Level Achieved[1]		
	Threshold	Target	Maximum	2019 (Year 1; weighted at 50%)	2020 (Year 2; weighted at 30%)	2021 (Year 3; weighted at 20%)
Earnings per Share Growth (20%)[2]	4.0%	8.0%	12.0%	-6.9%	-5.7%	14.4%
Relative Organic Volume Growth (40%)[3]	-1.0%	0.5%	2.0%	-2.8%	2.9%	0.2%
Return on Invested Capital (20%)	20.0%	22.0%	25.0%	22.9%	17.1%	19.5%
Free Cash Flow Conversion (20%)	95%	100%	105%	106%	132%	101%

[1] Results reflect certain adjustments that the Committee believed were appropriate to better reflect the Company's performance during the performance period. See Appendix A to this Proxy Statement for a reconciliation of earnings per share, operating margin performance, free cash flow, and free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP, and the calculation of return on invested capital.

(2) For purposes of calculating Earnings per Share Growth for any given fiscal year, the baseline earnings per share figure is set equal to the final adjusted earnings per share figure used to calculate the Earnings per Share Growth attainment for the preceding year. As a result, any increase in earnings per share attributable to adjustments in one fiscal year necessarily will make it more difficult for the Company to achieve its Earnings per Share Growth target in the following year.

(3) The reported level of performance achieved for Relative Organic Volume Growth has been determined, in part, using Worldwide IPI for each relevant period, as reported by IHS Markit on January 18, 2022. The final performance level achieved may vary based on changes in reported Worldwide IPI for the relevant period.

Performance share accruals based on 2021 performance

The table below shows the number of shares of 3M common stock that were accrued (excluding dividend equivalents) for the outstanding performance share awards held by each Named Executive Officer based on the Company's performance during 2021.

Name	Performance Share Award	Target Number of Performance Shares	Fraction of Each Target Performance Share Accrued Based on 2021 Performance	Total Number of Shares Accrued Based on 2021 Performance[1]	Market Value of Shares Accrued Based on 2021 Performance[2] ($)
Michael F. Roman	2021 PSA	29,761	0.636	18,927	3,362,067
	2020 PSA	32,676	0.340	11,096	1,970,958
	2019 PSA	24,098	0.194	4,685	832,204
				Total	**6,165,229**
Monish Patolawala[3]	2021 PSA	12,160	0.636	7,734	1,373,748
	2020 PSA	11,825	0.340	4,015	713,221
				Total	**2,086,969**
Ashish K. Khandpur	2021 PSA	5,899	0.636	3,751	666,313
	2020 PSA	7,412	0.340	2,516	446,995
	2019 PSA	8,425	0.194	1,639	291,099
				Total	**1,404,407**
Mojdeh Poul	2021 PSA	5,899	0.636	3,751	666,313
	2020 PSA	7,616	0.340	2,585	459,260
	2019 PSA	5,467	0.194	1,063	188,886
				Total	**1,314,459**
Michael G. Vale	2021 PSA	7,668	0.636	4,877	866,275
	2020 PSA	7,412	0.340	2,516	446,995
	2019 PSA	5,467	0.194	1,063	188,886
				Total	**1,502,156**

(1) The amounts in this column reflect the number of shares accrued (excluding dividend equivalents) based on, among other things, Worldwide IPI for the 2021 calendar year, as reported by IHS Markit on January 18, 2022. The final number of shares accrued may vary in the event of changes in Worldwide IPI reported by IHS Markit. Due to rounding, the numbers shown in this column may not equal the result obtained by multiplying the Target Number of Performance Shares by the Shares Accrued Per Target Performance Share Based on 2021 Performance.

(2) Represents the closing price of a share of 3M common stock on the NYSE for December 31, 2021 ($177.63), multiplied by the total number of shares accrued (before rounding and excluding dividend equivalents) based on the Company's 2021 performance.

(3) Mr. Patolawala joined the Company and was appointed its Chief Financial Officer effective July 1, 2020.

Although shares of 3M common stock are accrued annually for each outstanding performance share award, an executive may forfeit all or a portion of the shares otherwise issuable pursuant to his or her award if he or she does not remain employed by the Company throughout the entire three-year performance period.

For additional information concerning the manner in which the compensation of the Named Executive Officers is determined and the role of the Compensation and Talent Committee and its advisors, see "Section II: How we determine executive compensation—Roles and responsibilities" on page 66.

Section V: 2021 compensation decisions and performance highlights

Michael F. Roman

Chairman of the Board and Chief Executive Officer

Selected 2021 performance highlights

- Building from experience of 2020, continued to provide substantive leadership to 3M in the face of continued global challenges, navigating the ongoing pandemic, rapidly changing demand for N95 respirators, inflation, and supply chain disruptions while still delivering above-market growth performance with organic sales growth of 8.8 percent.

- Led comprehensive review for value creation and growth across portfolios, including reprioritizing capital and accelerating support for innovation in high growth markets, entering into definitive agreements to separate the Food Safety business and combine it with Neogen Corporation through a Reverse Morris Trust transaction, and successfully completed the operational separation of the Company's former Drug Delivery Systems business.

- Executed on and exceeded net cost savings for the Company's restructuring efforts announced in December 2020 and continued to advance 3M's operating model for efficiency and growth.

- Led efficient operation of 3M resulting in adjusted earnings per share growth of 14 percent year-on-year and adjusted free cash flow conversion of 101 percent and strong financial returns.*

- Set and announced new sustainability goals to achieve carbon neutrality, reduce water use, improve water quality, and reduce use of plastics with accountability to targets established.

- Deepened 3M's social justice commitments, delivering on our pledge to invest $50M over five years to address racial opportunity gaps, accelerating diverse supplier spend, and investing in STEM/skilled trades. Demonstrated transparency through the introduction of our first Diversity, Equity and Inclusion report and took action resulting in sustaining 3M's employee inclusion index score, advancing representation in management globally and in underrepresented groups in the U.S., and sustaining 100 percent pay equity in the U.S. and achieving pay equity in key geographies.

- Continued the development of 3M's senior leadership team, including the appointment of a new Group President and Chief Enterprise Operations Officer and a new Executive Vice President and Chief Information & Digital Officer, in addition to several internally promoted appointments. Delivered leadership development and talent pipeline goals and launched new learning content and tracks as part of a multi-year learning ecosystem investment. Introduced a new employee appreciation system (referred to as "Everyday Wins") that encourages peer and leader appreciation consistently, globally.

* See Appendix A to this Proxy Statement for a reconciliation of adjusted earnings per share growth and adjusted free cash flow conversion to our results for the most directly comparable financial measures as reported under GAAP.

2021 Compensation decisions

In February 2021, the Committee approved, and the independent members of the Board ratified, the following compensation actions with respect to Mr. Roman:

- a 3.8 percent increase, effective April 1, 2021, to base salary (from $1,299,948 to $1,350,000) and target Total Cash Compensation (from $3,575,000 to $3,712,500); and

- the issuance of long-term incentive awards with an aggregate performance-adjusted target grant value of $10.5 million, which was split equally between performance shares and stock options.

The increase to Mr. Roman's target Total Cash Compensation was intended to progress Mr. Roman's compensation closer to the market median.

In February 2022, the Committee approved, and the independent members of the Board ratified, a 2021 AIP payout for Mr. Roman in the amount of $3,131,774, which represented 133.8 percent of his target. See "Section IV: Incentive compensation attainments and awards — 2021 AIP attainments and payouts" beginning on page 74 for more information.

Monish Patolawala

Executive Vice President, Chief Financial and Transformation Officer

Selected 2021 performance highlights

- Accelerated improvements in operating rigor, ensuring visualization of data to drive to root cause of challenges and problem solving, proactive daily management to minimize surprises and navigation of trade-offs, driving growth and efficiency.

- Advanced organic capital allocation to prioritize investments in infrastructure, ESG and higher growth priorities.

- Expanded role with new leadership responsibilities for information technology/digital and business development, refreshing our technology transformation roadmap, advancing our enterprise resource planning (ERP) solution, and unlocking value in our portfolio as we entered into definitive agreements to separate the Food Safety business and combine it with Neogen Corporation through a Reverse Morris Trust transaction.

- Maintained capital allocation discipline and strong capital structure with continued proactive focus and discipline for free cash flow conversion, improved working capital efficiency along with the management of indirect taxes, cash tax optimization and others.

- Drove speed and agility through structural changes, and applied lean practices to eliminate waste in key process cycle times.

- Further advanced 3M's view on end-market strengths and how 3M can win in these important areas.

- Built financial literacy acumen through educational podcast series on financial topics, and engagement across the organization in Town Halls and other communication forums, connecting priorities and actions to financial outcomes for our stakeholders.

Compensation decisions

In February 2021, the Committee approved the following compensation actions with respect to Mr. Patolawala in recognition of his exceptional performance in 2020:

- a two percent increase, effective April 1, 2021, to base salary (from $885,000 to $902,700) and target Total Cash Compensation (from $1,770,000 to $1,805,400); and

- the issuance of long-term incentive awards with an aggregate performance-adjusted target grant value of $4,290,000, which was split 50 percent performance shares, 25 percent restricted stock units and 25 percent stock options.

In October 2021, in connection with a significant expansion of Mr. Patolawala's duties and responsibilities to include the Company's business transformation efforts, the Committee approved a 20 percent increase, effective October 20, 2021, to base salary (from to $902,700 to $1,083,240) and target Total Cash Compensation (from $1,805,400 to $2,166,480) to better align that portion of his compensation with the breadth of the duties and responsibilities that accompany his expanded role. Given the significant expansion of Mr. Patolawala's duties and responsibilities, the vital importance of achieving success with the Company's ongoing global business transformation efforts, and the strong desire to retain a proven top performing business leader with business transformation experience through a critical, transformative period for 3M, the Committee also approved, effective November 1, 2021, a special restricted stock unit award for Mr. Patolawala with a target grant value of $2,500,000. The special restricted stock unit award will vest in a single installment on the third anniversary of the grant date; provided, that Mr. Patolawala remains in employment with 3M through such date.

In February 2022, the Committee approved a 2021 AIP payout for Mr. Patolawala in the amount of $1,514,739, which represented 160.6 percent of his target. See "Section IV: Incentive compensation attainments and awards — 2021 AIP attainments and payouts" beginning on page 74 for more information.

Ashish K. Khandpur

Group President, Transportation and Electronics Business Group

Selected 2021 performance highlights

- Despite headwinds in auto unit builds and electronics supply chain disruptions, led Transportation and Electronics Business Group to grow above the Business Composite Index (BCI) (a synthetic market growth rate based on 3M's end-market exposure) and win market share.
- Accelerated investment and innovations in growth platforms of 3M's Transportation and Electronics Business Group (including auto electrification, semiconductors, and data center/5G) that led to significant total sales in 2021 and built relevance and scale for future market growth.
- Made strong progress on global days inventory outstanding (DIO) to accelerate turns and support free cash flow conversion.
- Prioritized customer experience improvement and strengthened relationships with key customers.
- Supported social justice initiative to advance urban safety and mobility, with a focus on infrastructure improvements and traffic safety where underrepresented and under-resourced populations are disproportionately at risk.
- Demonstrated continued focus on advancing diverse, global talent through personal mentoring, employee resource network sponsorship and key leadership appointments.

Compensation decisions

In February 2021, the Committee approved the following compensation actions with respect to Mr. Khandpur:

- a 5.5 percent increase, effective April 1, 2021, to base salary (from $706,434 to $745,566) and target Total Cash Compensation (from $1,307,000 to $1,379,400); and
- the issuance of long-term incentive awards with an aggregate performance-adjusted target grant value of $2,081,000, which was split 50 percent performance shares, 25 percent restricted stock units and 25 percent stock options.

The increase to Mr. Khandpur's target Total Cash Compensation was intended to progress Mr. Khandpur's compensation closer to the market median.

In February 2022, the Committee approved a 2021 AIP payout for Mr. Khandpur in the amount of $938,589, which represented 150.1 percent of his target. See "Section IV: Incentive compensation attainments and awards — 2021 AIP attainments and payouts" beginning on page 74 for more information.

Mojdeh Poul

Group President, Health Care Business Group

Selected 2021 performance highlights

- Delivered high single-digit, above-market growth and expanded operating margins, through agile actions maximizing business results - despite depressed levels of surgical procedures globally, N95 demand declines, and global supply chain challenges.

- Drove impactful changes across 3M's Health Care portfolio to unlock value, with the announced separation of 3M's Food Safety business along with the continued integration, growth, and operational efficiencies driven in the Acelity and M*Modal businesses.

- Accelerated organic growth through disciplined resource and capital allocation to advance growth portfolios and high impact innovation. Strong 2021 sales growth from new products, including highly successful new product introductions in oral care, biopharma filtration, and food safety, with demand outpacing initial estimates.

- Instituted business building steering committee within 3M's Health Care business, accelerating key programs in biopharma, healthcare information technology, and advanced wound care, along with stepped-up focus on growth investments in China.

- Initiated expansion of 3M's new Digital Science Community capabilities in Ireland beyond healthcare information technology and into digital wound care and food safety connected solutions.

- Led social justice initiative to advance health equity, including partnering with a Minnesota coalition of 12 dental organizations and clinics for care access expansion to under-served communities, partnerships with academic institutions, and deploying 3M employee volunteer programs focused on addressing healthcare disparities in underrepresented groups within the communities we serve.

- Recognized by Health Technology Report as one of the "Top 25 Women Leaders in Medical Devices of 2021".

Compensation decisions

In February 2021, the Committee approved the following compensation actions with respect to Ms. Poul:

- a 5.6 percent increase, effective April 1, 2021, to base salary (from $706,325 to $745,566) and target Total Cash Compensation (from $1,306,800 to $1,379,400); and

- the issuance of long-term incentive awards with an aggregate target grant value of $2,081,000, split 50 percent performance shares, 25 percent restricted stock units and 25 percent stock options.

The adjustments to Ms. Poul's base salary and target Total Cash Compensation were intended to progress her compensation closer to the market median.

At the time of her appointment to the position of Group President, Health Care Business Group, in April 2019, Ms. Poul's base salary and target Total Cash Compensation were set below the median paid to executives serving in similar positions at companies in the executive compensation peer group. In October 2021, the Committee approved a 5.3 percent increase, effective November 1, 2021, to base salary (from $745,566 to $784,806) and target Total Cash Compensation (from $1,379,400 to $1,452,000). The increase was designed to bring Ms. Poul's target Total Cash Compensation up to the median paid to executives serving in similar positions at companies in the executive compensation peer group.

In February 2022, the Committee approved a 2021 AIP payout for Ms. Poul in the amount of $1,229,041, which represented 194.8 percent of her target. See "Section IV: Incentive compensation attainments and awards — 2021 AIP attainments and payouts" beginning on page 74 for more information.

Michael G. Vale

Group President, Safety and Industrial Business Group

Selected 2021 performance highlights

- Led efforts of the Safety and Industrial business to achieve volume growth at or above the 2021 Industrial Production Index, both globally and by area.
- Navigated with agility, the changing demands on N95 respirator production to ensure supply and respond to changing demands through new variants of COVID impacting requirements across geographies.
- Advanced digital transformation within Safety and Industrial Business Group focused on internal analytics, customer experience, connected platforms, and global connectivity.
- Delivered on portfolio optimization actions within the business, operations and other structural efficiencies.
- Led significant improvements in quality and process control systems.
- Continued to optimize and increase impact of marketing through key transformation programs and operating model alignment.
- Drove social justice initiative to promote skills trades as a viable career that provides a living wage, focusing on underrepresented students for vocational training for skill trade occupations that 3M and its customers are trying to fill.

Compensation decisions

In February 2021, the Committee approved the following compensation actions with respect to Mr. Vale:

- a 4.6 percent increase, effective April 1, 2021, to base salary (from to $745,890 to $780,490) and target Total Cash Compensation (from $1,380,000 to $1,444,014); and
- the issuance of long-term incentive awards with an aggregate target grant value of $2,703,300, split equally between performance shares and stock options.

The increase to Mr. Vale's target Total Cash Compensation was intended to progress Mr. Vale's compensation closer to the market median.

In February 2022, the Committee approved a 2021 AIP payout for Mr. Vale in the amount of $690,948, which represented 105.3 percent of his target. See "Section IV: Incentive compensation attainments and awards — 2021 AIP attainments and payouts" beginning on page 74 for more information.

Section VI: Ways in which we address risk and governance

Stock ownership guidelines

The Company maintains robust stock ownership guidelines that are intended to align the financial interests of 3M's Section 16 officers with those of its shareholders. The table below shows the stock ownership guideline for each Named Executive Officer and their compliance status as of December 31, 2021.

Name	Multiple of Measurement Date Base Salary Required	Compliance Status as of December 31, 2021[1]
Michael F. Roman[2]	6x	In compliance
Monish Patolawala[3]	3x	In compliance
Ashish K. Khandpur	3x	In compliance
Mojdeh Poul[4]	3x	In compliance
Michael G. Vale	3x	In compliance

Percentage of Named Executive Officers in compliance with the Company's stock ownership guidelines as of December 31, 2021:

100%

[1]   In accordance with the terms of the stock ownership guidelines, the number of shares required to be beneficially owned by each Named Executive Officer (other than Mr. Patolawala) in order to maintain compliance was most recently recalculated as of December 31, 2019, using the closing price of a share of 3M common stock on the NYSE for December 31, 2019. Although each such Named Executive Officer has until December 31, 2021 or later to acquire beneficial ownership of any additional shares required as a result of the recalculation, each such individual beneficially owned a sufficient number of shares on December 31, 2021, to comply.

[2]   As a result of Mr. Roman's appointment to the position of Chief Executive Officer, effective July 1, 2018, his required ownership level increased from a multiple of one times his annual base salary to a multiple of three times his annual base salary. Although Mr. Roman has until June 30, 2023, to acquire beneficial ownership of a sufficient number of shares to comply with the new ownership level required, he beneficially owned a sufficient number of shares on December 31, 2021, to comply.

[3]   At the time Mr. Patolawala joined the Company as its Chief Financial Officer, effective July 1, 2020, he became subject to a stock ownership requirement of three times his annual base salary. Although Mr. Patolawala has until June 30, 2025, to acquire beneficial ownership of a sufficient number of shares to comply with the ownership level required, he beneficially owned a sufficient number of shares on December 31, 2021, to comply.

[4]   As a result of Ms. Poul's appointment to the position of Group President, Health Care Business Group (then Executive Vice President, Health Care Business Group), effective July 1, 2018, her required ownership level increased from a multiple of one times her annual base salary to a multiple of three times her annual base salary. Although Ms. Poul has until June 30, 2023, to acquire beneficial ownership of a sufficient number of shares to comply with the new ownership level required, she beneficially owned a sufficient number of shares on December 31, 2021, to comply.

Calculation of Required Ownership. The number of shares required to be beneficially owned in order to comply with the guidelines is determined by dividing the specified multiple of the executive's annual base salary on the calculation date by the closing trading price of 3M common stock on such date.

Calculation Dates. The number of shares required to comply with the guidelines is calculated (or recalculated) on each of the following:

- the date an executive first becomes subject to the guidelines;
- the date an executive's target ownership multiple increases or decreases due to a change in position; and
- every third anniversary of December 31, 2019.

Grace Period. Each covered executive is expected to attain beneficial ownership of the required number of shares of 3M stock by the later of the fifth anniversary of his or her appointment to the position triggering the calculation date or, if an executive's required ownership level increases as a result of a triennial recalculation, the third anniversary of the calculation date.

Shares Counted. For purposes of determining compliance with the stock ownership guidelines, the following shares are considered to be beneficially owned by the covered executive:

- shares owned directly by a covered executive or by members of the covered executive's immediate family;
- shares owned indirectly through a covered executive's account in the Company's 401(k) plan or another deferred compensation plan;
- outstanding shares of restricted stock owned by a covered executive; and
- shares underlying outstanding restricted stock units held by a covered executive.

Stock Holding Requirements. If a covered executive is not making adequate progress to meet the specified level of ownership by the end of the grace period, the guidelines provide that he or she must hold a sufficient number of the after-tax 3M shares received upon the next payout of performance shares to be on track to satisfy the required ownership level.

For more information concerning the 3M stock ownership of the Named Executive Officers, see "Security ownership of management" beginning on page 108.

Prohibition of hedging, pledging, and other actions

The Company's stock trading policies prohibit the Company's directors and executive officers from (1) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's common stock, including prepaid variable forward contracts, equity swaps, collars, and exchange funds; (2) engaging in short sales related to the Company's common stock; (3) placing standing orders; (4) maintaining margin accounts; and (5) pledging 3M securities as collateral for a loan. All transactions in 3M securities by directors and executive officers must be pre-cleared with the Company's Legal Affairs department.

- No hedging
- No short sales
- No standing orders
- No margin accounts
- No pledging

Severance benefits

The 3M Executive Severance Plan provides separation payments and benefits to certain U.S. executives, including the Named Executive Officers, in the event of a qualifying termination of their employment. Among other things, the plan is intended to support talent recruitment and retention objectives (especially at times when there are uncertainties around restructurings and reductions in force) and to provide a consistent approach to executive departures. Additional information concerning the benefits made available under the Severance Plan and the circumstances under which benefits will be made available can be found under "Potential payments upon termination or change in control" beginning on page 96.

Clawback policy and other remedial actions

Clawback policy. The Company's Board of Directors has adopted a policy under which it is authorized to require reimbursement of certain amounts provided to an executive, as described below.

Potential clawback triggering events	Amounts the Board is authorized to recoup
Issuance of noncompliant financial reports. 3M's issuance of a financial report that, due to the covered executive's misconduct, is materially noncompliant with Federal securities laws	All profits realized by the covered executive on the sale of Company securities during the 12-month period following the issuance of the noncompliant financial report
Material restatement – Misconduct. 3M's filing of a material restatement of the Company's financial statements with the Securities Exchange Commission that is due to a covered executive's misconduct or failure of risk management	All annual and long-term incentive compensation in excess of amounts that would have been provided based on the restated financial results
Material restatement – No misconduct. 3M's filing of a material restatement of the Company's financial statements with the Securities Exchange Commission that is not due to a covered executive's misconduct or failure of risk management	Annual and long-term incentive compensation paid or provided during the three years prior to the date on which the Company commences steps that lead to the filing of the material restatement in excess of amounts that would have been provided based on amended financial statements
Significant misconduct. An act of misconduct by the covered executive that has or might reasonably be expected to cause significant financial or reputational harm to 3M	Annual incentive payments and other amounts paid or provided to the covered executive on or after May 7, 2018, that would not have been awarded or earned if the circumstances surrounding the triggering event had been known to the Board of Directors
Significant risk-management failure. Improper or grossly negligent failure of a covered executive, including in a supervisory capacity, to identify, escalate, monitor or manage, in a timely manner and as reasonably expected, risks material to the Company, which has or might reasonably be expected to cause significant financial or reputational harm to 3M	Annual incentive payments and other amounts paid or provided to the covered executive on or after May 7, 2018, that would not have been awarded or earned if the circumstances surrounding the triggering event had been known to the Board of Directors

Other remedial actions. Whether or not an executive's actions trigger a potential clawback, 3M also may take other remedial actions to appropriately address employee conduct that is considered detrimental to the Company. Depending on the circumstances, such other actions may include, without limitation, reducing the executive's duties and responsibilities, limiting

the progression of the executive's career with 3M, reducing the executive's base salary or target Total Cash Compensation, reducing the target grant value of the executive's future long-term incentive compensation awards, causing the forfeiture of the executive's outstanding long-term incentive awards, or terminating the executive's employment with 3M.

Assessment of risk related to compensation programs

Following completion of a recent compensation risk assessment, the Company concluded that none of its compensation policies and practices is reasonably likely to have a material adverse effect on the Company. In connection with this assessment, the Company completed an inventory of its executive and non-executive compensation programs globally, with particular emphasis on incentive compensation plans or programs. The Committee's independent compensation consultant, FW Cook, conducted a risk assessment of the Company's executive compensation policies and practices and reviewed the inventory of non-executive compensation programs compiled by management. The scope of the fiscal 2021 risk assessment generally was consistent with that conducted in recent years, through which the Company evaluated the primary components of its compensation plans and practices to identify whether those components, either alone or in combination, properly balanced compensation opportunities and risk.

The Company believes that its overall cash versus equity pay mix, balance of shorter-term versus longer-term performance focus, balance of revenue- versus profit-focused performance measures, stock ownership guidelines, forfeiture provisions, and "clawback" policy all work together to provide our employees and executives with incentives to deliver outstanding performance to build long-term shareholder value, while taking only necessary and prudent risks. In this regard, the Company's strong ethics and its corporate compliance systems, which are overseen by the Audit Committee, further mitigate against excessive or inappropriate risk taking. In addition, the Company's employee sales plans are designed under global guidelines, where oversight of plan terms, administration, and operation is strong and governance roles are segregated.

Based on its consideration of these assessments, the Committee concurred with the Company's determination that none of its compensation policies and practices is reasonably likely to have a material adverse effect on the Company.

Tally sheets

The Committee periodically reviews a report comparing the amounts of compensation actually received by the Company's Named Executive Officers to the amounts reported in its annual proxy statement and summarizing the compensation that would be owed to such individuals in the event of the termination of their employment under certain circumstances. Reviewing this report helps the Committee better understand the Company's potential obligations to the Named Executive Officers following the termination of their employment. It also helps the Committee better assess the risk of any of the Named Executive Officers leaving the Company prematurely because the Company is not providing sufficient retention incentives.

Tax considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation paid in any given year in excess of $1 million to certain current and former executive officers of the Company (although there historically was an exception to this $1 million annual limitation for performance-based compensation meeting certain requirements set forth in Section 162(m) and the applicable regulations and for compensation paid to a company's chief financial officer and former executive officers). As a result, we expect that compensation paid per year to our Named Executive Officers and certain other current and former executive officers in excess of $1 million generally will not be deductible, subject to limited exceptions. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the control of the Committee can affect deductibility of compensation, and there can be no assurance that compensation paid to our executive officers will be tax deductible. The Committee has in prior years considered the tax implications (including the potential lack of deductibility under Section 162(m)) when making compensation decisions but reserves the right to make future compensation decisions based on other factors. The Committee also reserves the right to make changes or amendments to existing compensation programs and arrangements, including changes or amendments that may result in the loss of tax deductions, if the Committee believes it is in the best interests of the Company and its shareholders to do so.

Compensation and Talent Committee report

In accordance with the Securities and Exchange Commission's disclosure requirements for executive compensation, the Compensation and Talent Committee of the Board of Directors of 3M Company (the "Committee") has reviewed and discussed with 3M management the Compensation Discussion and Analysis. Based on this review and these discussions with 3M management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2022 Proxy Statement of 3M Company and 3M Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Submitted by the Compensation and Talent Committee

Pamela J. Craig
James R. Fitterling
Herbert L. Henkel
Amy E. Hood
Gregory R. Page
Patricia A. Woertz

Compensation and Talent Committee interlocks and insider participation

The members of the Compensation and Talent Committee are named in the section titled "Compensation and Talent Committee" on page 44. No members of the Compensation and Talent Committee were officers or employees of 3M or any of its subsidiaries during the year, were formerly 3M officers, or had any relationship otherwise requiring disclosure.

Executive compensation tables

2021 summary compensation table

The following table shows the compensation earned or received during 2021, 2020, and 2019 by each of 3M's named executive officers (as determined pursuant to the Securities and Exchange Commission's disclosure requirements for executive compensation in Item 402 of Regulation S-K).

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Michael F. Roman Chairman of the Board and Chief Executive Officer	2021	1,337,487	—	5,250,138	5,250,960	3,131,774	2,978,538	251,687	18,200,584
	2020	1,299,948	—	5,000,082	5,001,553	1,582,901	7,709,350	106,513	20,700,347
	2019	1,249,568	—	5,000,094	4,999,946	1,256,671	5,642,262	173,025	18,321,566
Monish Patolawala[7][8] Executive Vice President, Chief Financial and Transformation Officer	2021	934,096	—	5,717,782	1,072,700	1,514,739	—	177,534	9,416,851
	2020	442,500	700,000	5,655,787	812,409	379,580	—	33,954	8,024,230
Ashish K. Khandpur Group President, Transportation and Electronics Business Group	2021	735,783	—	1,560,977	520,354	938,589	345,069	65,889	4,166,661
	2020	692,848	—	1,134,184	1,134,504	270,855	2,046,029	46,219	5,324,639
	2019	683,422	—	1,748,103	1,748,032	325,583	1,342,856	46,535	5,894,531
Mojdeh Poul[8] Group President, Health Care Business Group	2021	742,296	—	1,560,977	520,354	1,229,041	—	163,903	4,216,571
	2020	683,246	—	1,165,400	1,165,730	305,529	—	107,452	3,427,357
Michael G. Vale Group President, Safety and Industrial Business Group	2021	771,840	—	1,352,712	1,352,901	690,948	30,088	76,363	4,274,852
	2020	745,890	—	1,134,184	1,134,504	845,395	1,886,940	78,283	5,825,196
	2019	737,093	—	1,134,348	1,134,151	396,967	1,619,621	60,282	5,082,462

FOOTNOTES TO 2021 SUMMARY COMPENSATION TABLE

[1] The amount in the Bonus column reflects the hiring bonus that Mr. Patolawala negotiated in connection with his commencement of employment with the Company. Although the entire amount of the hiring bonus is shown as 2020 compensation, the actual amount was payable in two installments as follows: $400,000 payable within 30 days of his start date and the remainder payable within 30 days of the first anniversary of his start date, assuming continued employment.

[2] The amounts in the Stock Awards column reflect the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures. Assumptions made in the calculation of these amounts are included in Note 18 to the Company's audited financial statements for the fiscal year ended December 31, 2021, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2022. The amounts included in this column for the performance share awards made during 2021 are calculated based on the probable satisfaction of the performance conditions for such awards. If the highest level of performance is achieved for these performance share awards, the maximum value of these awards at the grant date would be as follows: Mr. Roman — $10,500,276; Mr. Patolawala — $4,290,292; Mr. Khandpur — $2,081,286; Ms. Poul — $2,081, 286; and Mr. Vale — $2,705,424.

(3) The amounts in the Option Awards column reflect the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures. Assumptions made in the calculation of these amounts are included in Note 18 to the Company's audited financial statements for the fiscal year ended December 31, 2021, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2022.

(4) The amounts in the Non-Equity Incentive Plan Compensation column reflect the annual incentive compensation earned by each individual during the year specified pursuant to the Company's Annual Incentive Plan.

(5) The amounts in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect the actuarial increase in the present value (if any) of each individual's pension benefits under all defined benefit pension plans of the Company, determined using the same interest rate and mortality assumptions as those used for financial statement reporting purposes. See Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2021, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2022. There were no above-market or preferential earnings on deferred compensation under the Company's nonqualified deferred compensation programs.

(6) See the All Other Compensation table below for details of the amounts reported for 2021.

(7) Mr. Patolawala joined the Company and was appointed Senior Vice President and Chief Financial Officer, effective July 1, 2020.

(8) No amounts are reported for Mr. Patolawala or Ms. Poul for the year 2019, since they first became Named Executive Officers after that year.

2021 all other compensation table

Name	401(k) Company Contributions ($)[1]	VIP Excess Company Contributions ($)[2]	Executive Life Insurance ($)[3]	Financial Planning ($)[4]	Personal Aircraft Use ($)[5]	Security Systems/ Services ($)[6]	Other ($)	Total ($)
Michael F. Roman	4,875	95,684	23,760	13,500	112,863	1,005	—	251,687
Monish Patolawala	23,200	126,798	14,036	13,500	—	—	—	177,534
Ashish K. Khandpur	6,126	35,024	12,739	12,000	—	—	—	65,889
Mojdeh Poul	22,314	115,416	14,173	12,000	—	—	—	163,903
Mike G. Vale	7,971	40,155	14,737	13,500	—	—	—	76,363

FOOTNOTES TO 2021 ALL OTHER COMPENSATION TABLE

(1) The amounts shown reflect 3M matching and additional automatic contributions under the tax-qualified 3M Voluntary Investment Plan and Employee Stock Ownership Plan. All eligible employees under this plan may receive 3M matching contributions on their pre-tax or Roth 401(k) contributions to the plan on up to five percent of their eligible pay. Eligible employees hired on or after January 1, 2009, also receive additional automatic 3M retirement income contributions equal to three percent of their eligible pay.

(2) The amounts shown reflect 3M contributions under the VIP Excess Plan, a nonqualified defined contribution plan. Eligibility for this plan and the Company contributions is limited to employees whose compensation exceeds a limit established by Federal income tax laws for tax-qualified defined contribution plans. The plan permits eligible employees to save additional amounts from their current cash compensation beyond the contribution limits established by Federal tax laws, and to receive Company contributions similar to those provided under the tax-qualified 3M Voluntary Investment Plan and Employee Stock Ownership Plan.

(3) The amounts shown reflect the amount of premiums paid by the Company on behalf of each individual for additional group term life insurance coverage obtained for them under the Executive Life Insurance Plan.

(4) These amounts reflect fees for personal financial planning and tax return preparation services paid by the Company on behalf of each individual.

(5) This amount reflects the aggregate incremental cost to the Company for Mr. Roman's personal use of corporate aircraft during 2021. This aggregate incremental cost was calculated by combining the variable operating costs of such travel, including the cost of fuel, landing fees, parking fees, trip preparation fees, en route communication charges, en route navigation charges, on-board catering, and crew travel expenses. The Compensation and Talent Committee required Mr. Roman to use the corporate aircraft for all business and personal travel.

(6) This amount reflects the expenses incurred by 3M during 2021 for home security equipment and monitoring services at the personal residence of Mr. Roman.

Grants of plan-based awards

The following table reflects the various equity and non-equity plan awards granted to the Named Executive Officers during 2021. Except for the annual incentive compensation earned by such Named Executive Officers under the Annual Incentive Plan, all of the awards referred to in this table were granted under the 2016 Long-Term Incentive Plan.

Executive compensation

2021 GRANTS OF PLAN-BASED AWARDS TABLE

Name/ Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael F. Roman												
PSA	03/01/21	02/02/21				5,952	29,761	59,522				5,250,138
Stock Option	02/02/21	02/02/21								207,302	175.02	5,250,960
AIP	n/a	n/a	14,044	2,340,638	4,681,276							
Monish Patolawala												
PSA	03/01/21	02/01/21				2,432	12,160	24,320				2,145,146
Stock Option	02/02/21	02/01/21								42,349	175.02	1,072,700
RSU	02/02/21	02/01/21							6,128			1,072,523
Special RSU	11/01/21	10/15/21							13,922			2,500,113
AIP	n/a	n/a	5,660	943,410	1,886,820							
Ashish K. Khandpur												
PSA	03/01/21	02/01/21				1,180	5,899	11,798				1,040,643
Stock Option	02/02/21	02/01/21								20,543	175.02	520,354
RSU	02/02/21	02/01/21							2,973			520,334
AIP	n/a	n/a	3,753	625,517	1,251,034							
Mojdeh Poul												
PSA	03/01/21	02/01/21				1,180	5,899	11,798				1,040,643
Stock Option	02/02/21	02/01/21								20,543	175.02	520,354
RSU	02/02/21	02/01/21							2,973			520,334
AIP	n/a	n/a	3,786	631,054	1,262,108							
Michael G. Vale												
PSA	03/01/21	02/01/21				1,534	7,668	15,336				1,352,712
Stock Option	02/02/21	02/01/21								53,411	175.02	1,352,901
AIP	n/a	n/a	3,937	656,171	1,312,342							

FOOTNOTES TO 2021 GRANTS OF PLAN-BASED AWARDS TABLE

[1] Abbreviations: PSA = performance share award; RSU = restricted stock unit award; AIP = annual incentive pay.

[2] The amounts shown as the Estimated Future Payouts Under Non-Equity Incentive Plan Awards reflect the threshold, target, and maximum amounts that may be earned by each individual during 2021 under the Annual Incentive Plan. For more information, see "Annual Incentive" beginning on page 69.

[3] The amounts shown as the Estimated Future Payouts Under Equity Incentive Plan Awards with respect to 2021 performance shares reflect the threshold, target, and maximum number of shares of 3M common stock that may be earned by each individual pursuant to their 2021 performance share awards. The actual number of shares of 3M common stock to be delivered as a result of these performance shares will be determined by the performance of the Company during the three-year performance period of 2021, 2022, and 2023, as measured against four performance criteria selected by the Compensation and Talent Committee (Relative Organic Volume Growth, Return on Invested Capital, Earnings per Share Growth and Free Cash Flow Conversion). For more information on the performance criteria and formulas used to determine the final number of shares of 3M common stock payable pursuant to these performance shares, see "2021 performance share awards" beginning on page 70.

[4] The amounts shown as the All Other Stock Awards reflect the number of shares of 3M common stock subject to restricted stock unit awards granted to each individual during 2021. The restricted stock unit awards granted on February 2, 2021, were part of the Company's annual equity grants made to approximately 6,000 employees. All of the restricted stock units will vest in full on the third anniversary of the grant date.

[5] The amounts shown as the All Other Option Awards reflect the number of shares of 3M common stock subject to nonqualified stock options granted to each individual during 2021. The options granted on February 2, 2021, were part of the Company's annual equity grants made to approximately 6,000 employees, and they vest in installments of one-third on each of the first three anniversaries of the grant date.

[6] The exercise price for all stock options granted to the Named Executive Officers is set at the closing price at which 3M common stock traded on the NYSE on the option grant date.

[7] The amounts shown as the Grant Date Fair Value of Stock and Option Awards were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures, and, in the case of performance share awards, are based upon the probable outcome of the applicable performance conditions at the time of grant. Assumptions made in the calculation of these amounts are included in Note 18 to the Company's audited financial statements for the fiscal year ended December 31, 2021, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2022.

2021 outstanding equity awards at fiscal year-end table

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Michael F. Roman							65,352[10]	11,608,476
							59,522[11]	10,572,893
	10,610		101.49	02/04/23				
	25,867		126.72	02/03/24				
	39,846		165.94	02/02/25				
	48,206		147.87	02/01/26				
	52,249		175.76	02/06/27				
	56,750		233.63	02/05/28				
	36,284		195.52	07/01/28				
	97,493	48,747[2]	201.12	02/04/29				
	77,256	154,512[3]	157.24	02/03/30				
		207,302[4]	175.02	02/01/31				
Monish Patolawala							13,048[10]	2,317,716
							10,602[10]	1,883,233
							24,320[11]	4,319,962
	12,009	24,018[5]	155.43	06/30/30				
		42,349[4]	175.02	02/01/31				
					12,026[6]	2,136,178		
					6,524[7]	1,158,858		
					6,128[8]	1,088,517		
					13,922[9]	2,472,965		
Ashish K. Khandpur							14,824[10]	2,633,187
							11,798[11]	2,095,679
	7,838		126.72	02/03/24				
	25,445		165.94	02/02/25				
	29,392		147.87	02/01/26				
	29,803		175.76	02/06/27				
	27,273		233.63	02/05/28				
	34,084	17,043[2]	201.12	02/04/29				
	17,524	35,048[3]	157.24	02/03/30				
		20,543[4]	175.02	02/01/31				
					2,973[8]	528,094		

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mojdeh Poul							15,232[10]	2,705,660
							11,798[11]	2,095,679
	1,634		101.49	02/04/23				
	2,921		126.72	02/03/24				
	6,194		165.94	02/02/25				
	7,203		147.87	02/01/26				
	6,749		175.76	02/06/27				
	4,899		233.63	02/05/28				
	22,114	11,058[2]	201.12	02/04/29				
	18,006	36,013[3]	157.24	02/03/30				
		20,543[4]	175.02	02/01/31				
					2,875[8]	510,686		
Michael G. Vale							14,824[10]	2,633,187
							15,336[11]	2,724,134
	43,705		101.49	02/04/23				
	31,559		126.72	02/03/24				
	49,804		165.94	02/02/25				
	58,684		147.87	02/01/26				
	49,592		175.76	02/06/27				
	27,273		233.63	02/05/28				
	22,114	11,058[2]	201.12	02/04/29				
	17,524	35,048[3]	157.24	02/03/30				
		53,411[4]	175.02	02/01/31				

FOOTNOTES TO 2021 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

[1] The market value of performance shares or RSUs that have not vested was determined by multiplying the closing price of a share of 3M common stock on the NYSE for December 31, 2021 ($177.63), by the number of performance shares or RSUs shown, respectively.

[2] These stock options vested in full on February 5, 2022.

[3] These stock options vested or will vest in installments of one-half on each of February 4, 2022, and February 4, 2023.

[4] These stock options vested or will vest in installments of one-third on each of February 2, 2022, February 2, 2023, and February 2, 2024.

[5] These stock options will vest in installments of one-half on each of July 1, 2022, and July 1, 2023.

[6] These restricted stock units will vest in installments of one-half on each of July 1, 2022, and July 1, 2023, or immediately in the event of Mr. Patolawala's termination of employment by the Company for reasons other than misconduct or his resignation for good reason.

[7] These restricted stock units will vest in full on July 1, 2025, or immediately in the event of Mr. Patolawala's termination of employment by the Company for reasons other than misconduct or his resignation for good reason.

[8] These restricted stock units will vest in full on February 2, 2024.

[9] These restricted stock units will vest in full on November 1, 2024.

[10] The shares of 3M common stock to be delivered as a result of the Company's performance over the three-year performance period ending December 31, 2022, will not vest until December 31, 2022. Under the terms of the awards, these shares of 3M common stock will be delivered no later than March 15, 2023, unless deferred by the executive. In accordance with the Securities and Exchange Commission's regulations, the number of shares and payout value for these performance shares reflect the maximum payout under the formula for this grant since the Company's performance during the first two years of the three-year performance period has exceeded the target levels for this grant.

[11] The shares of 3M common stock to be delivered as a result of the Company's performance over the three-year performance period ending December 31, 2023, will not vest until December 31, 2023. Under the terms of the awards, these shares of 3M common stock will be delivered no later than March 15, 2024, unless deferred by the executive. In accordance with the Securities and Exchange Commission's regulations, the number of shares and payout value for these performance shares reflect the maximum payout under the formula for this grant since the Company's performance during the first year of the three-year performance period has exceeded the target levels for this grant.

2021 option exercises and stock vested table

| | Option Exercises and Stock Vested | | | |
| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michael F. Roman	9,747[3]	1,071,878	23,428[7]	3,804,864
Monish Patolawala	—	—	6,013[8]	1,197,128
Ashish K. Khandpur	6,505[4]	620,390	8,191[9]	1,330,247
Mojdeh Poul	778[5]	86,160	5,413[10]	880,864
Michael G. Vale	30,875[6]	2,705,910	5,315[11]	863,219

FOOTNOTES TO 2021 OPTION EXERCISES AND STOCK VESTED TABLE

[1] The amounts shown as Value Realized on Exercise were determined by multiplying the number of shares acquired on exercise by the difference between the closing price of a share of 3M common stock on the NYSE for the exercise date and the per share exercise price of the options.

[2] The amounts shown as Value Realized on Vesting were determined by multiplying the number of shares acquired on vesting by the closing price of a share of 3M common stock on the NYSE for the vesting date.

[3] The stock options exercised by Mr. Roman were granted on February 7, 2012, and had an exercise price of $87.89 per share.

[4] The stock options exercised by Mr. Khandpur were granted on February 5, 2013, and had an exercise price of $101.49 per share.

[5] The stock options exercised by Ms. Poul were granted on February 7, 2012, and had an exercise price of $87.89 per share.

[6] The stock options exercised by Mr. Vale were granted on February 7, 2012, and had an exercise price of $87.89 per share.

[7] Reflects the number of shares earned by Mr. Roman upon the vesting of performance shares granted to him under the 2016 Long-Term Incentive Plan. All 23,428 of these shares were attributable to his 2019 performance shares (including dividend equivalent rights) for which the three-year performance period was completed on December 31, 2021. Mr. Roman previously elected to defer receipt of all of the shares issuable pursuant to his 2019 performance shares until following his termination of employment.

[8] Reflects the number of shares earned by Mr. Patolawala upon the vesting of restricted stock units granted to him on July 1, 2021, under the 2016 Long-Term Incentive Plan.

[9] Reflects the number of shares earned by Mr. Khandpur upon the vesting of performance shares granted to him under the 2016 Long-Term Incentive Plan. All 8,191 of these shares were attributable to his 2019 performance shares (including dividend equivalent rights) for which the three-year performance period was completed on December 31, 2021.

[10] Reflects the number of shares earned by Ms. Poul upon the vesting of restricted stock units and performance shares granted to her under the 2016 Long-Term Incentive Plan. Of this total number of shares, 98 were attributable to restricted stock units granted on February 2, 2021 and 5,315 were attributable to her 2019 performance shares (including dividend equivalent rights) for which the three-year performance period was completed on December 31, 2021. Ms. Poul previously elected to defer receipt of all of the shares issuable pursuant to her 2019 performance shares until following her termination of employment.

[11] Reflects the number of shares earned by Mr. Vale upon the vesting of performance shares granted to him under the 2016 Long-Term Incentive Plan. All 5,315 of these shares were attributable to his 2019 performance shares (including dividend equivalent rights) for which the three-year performance period was completed on December 31, 2021.

Pension benefits

The following table shows the present value of the accumulated benefits payable to each of the Named Executive Officers, as well as the number of years of service credited to each individual, under each of the Company's defined benefit pension plans determined using the same interest rate and mortality assumptions as those used for financial statement reporting purposes. See Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2021, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2022.

2021 pension benefits table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Michael F. Roman	Employee Retirement Income Plan	33	2,128,942	—
	Nonqualified Pension Plan	33	24,680,355	—
Monish Patolawala	None	—	—	—
Ashish K. Khandpur	Employee Retirement Income Plan	27	1,403,743	—
	Nonqualified Pension Plan	27	5,510,883	—
Mojdeh Poul	None	—	—	—
Michael G. Vale	Employee Retirement Income Plan	29	1,541,739	—
	Nonqualified Pension Plan	29	6,293,098	—

The Employee Retirement Income Plan ("ERIP") is a tax-qualified defined benefit pension plan maintained by 3M for its eligible employees in the United States. Effective January 1, 2001, the Company amended the ERIP to include a pension equity formula for (1) employees hired or rehired on or after January 1, 2001, and (2) employees who voluntarily elected the pension equity formula during the one-time choice election period in 2001. The ERIP was closed to new participants effective January 1, 2009, meaning that employees hired or rehired on or after January 1, 2009 (including Mr. Patolawala and Ms. Poul), do not participate in the plan. Of the Named Executive Officers, Mr. Roman and Mr. Khandpur, participate under the non-pension equity formula of the ERIP (referred to as the Portfolio I Plan), while Mr. Vale participates under the pension equity formula of the ERIP (referred to as the Portfolio II Plan). Retirement benefits under the ERIP are based on an employee's years of service and average annual earnings during the employee's four highest-paid consecutive years of service. As applied to the Named Executive Officers, earnings for purposes of the ERIP include base salary and target annual incentive compensation. All benefits earned under the ERIP by the Named Executive Officers will be payable in the form of life annuities, unless an individual elects at the time their employment ends to receive the entire amount of his or her earned pension benefits in the form of a single lump-sum cash payment.

Under the Portfolio I Plan, employees earn annual benefits payable at retirement generally equal to 1.15 percent of their high-four average annual earnings multiplied by their years of service plus 0.35 percent of their high-four average annual earnings in excess of a Social Security breakpoint multiplied by their years of service (up to a maximum of 35 years). The Social Security breakpoint is an average of the Social Security taxable wage bases for each of the 35 years ending with the year each employee qualifies to receive unreduced Social Security retirement benefits. Under the Portfolio I Plan, an employee may retire with an unreduced pension at age 60 (61 or 62 for employees born after 1942 and 1959, respectively). If the employee's age and service at the time of retirement total at least 90 (91 or 92 for employees born after 1942 and 1959, respectively) the employee also would receive a Social Security bridge payment until age 62. As of March 13, 2022, none of the Named Executive Officers were eligible to retire with reduced early retirement benefits. Mr. Roman is eligible to retire with unreduced retirement benefits.

Under the Portfolio II Plan, employees earn pension credits (from 3 percent to 12 percent) for each year of employment based on their age and accumulated years of service under the plan. Once their employment ends, these accumulated pension credits are multiplied by their high-four average annual earnings and added to an amount determined by multiplying one-half of these accumulated pension credits by their high-four average annual earnings in excess of a Social Security integration level (70 percent of the Social Security taxable wage base in the year employment ends). The sum of these two amounts is then converted into an annuity payable over the lifetime of the employee using fixed conversion factors. The Portfolio II Plan does not provide any subsidies for early retirement.

As a tax-qualified plan, the ERIP is subject to a variety of limits that apply to both the amount of any employee's earnings that may be considered when determining the benefits earned under the plan as well as the maximum amount of benefits that any employee may earn. The Nonqualified Pension Plan is designed to provide additional benefits to employees, including the Named Executive Officers, affected by these limits. The amount of benefits earned under

this Nonqualified Pension Plan generally equals the amount of benefits an employee was not able to earn under the ERIP as a result of the limits imposed by Federal tax laws. The benefits earned under this Nonqualified Pension Plan generally are paid in the form of a single lump-sum cash payment following the termination of their employment (subject to any applicable delay under Federal tax laws). Each of the Named Executive Officers (other than Mr. Khandpur) who participates in the Nonqualified Pension Plan was given a one-time opportunity during 2008 to elect to receive their benefits earned under such plan in the form of a life annuity following their retirement, and none of them elected to receive their benefits in the form of a life annuity.

Nonqualified deferred compensation

The following table reflects the participation during 2021 by the Named Executive Officers in three nonqualified deferred compensation plans offered by the Company. The Deferred Compensation Excess Plan allows eligible employees to defer for a number of years or until retirement from the Company the receipt of a portion of their base salary and annual incentive compensation. The Performance Awards Deferred Compensation Plan allows eligible employees to defer for a number of years or until retirement from the Company the payout of their performance share awards under the 2016 Long-Term Incentive Plan. The VIP Excess Plan allows eligible employees to defer until retirement from the Company the receipt of a portion of their base salary and annual incentive compensation. All three plans generally allow the eligible employees to elect to receive payment of their account balances in the form of either a single lump sum payment or in up to ten annual installments. With the exception of deferrals of performance shares under the Performance Awards Deferred Compensation Plan, earnings are credited to the amounts deferred under all three plans based on the returns paid on the investment funds available to participants in 3M's qualified 401(k) plan or a fixed rate of return based on corporate bond yields (as selected by each participant). Earnings are credited to the deferrals of performance shares under the Performance Awards Deferred Compensation Plan based on the return on shares of 3M common stock, including reinvested dividends.

2021 nonqualified deferred compensation table

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Michael F. Roman					
VIP Excess Plan	272,539	60,834	21,395		1,909,303
Deferred Compensation Excess Plan			2,855		238,779
Performance Awards Deferred Compensation Plan	2,421,957		370,593		8,043,187
Monish Patolawala					
VIP Excess Plan	55,062	70,040	6,986		136,945
Deferred Compensation Excess Plan					
Performance Awards Deferred Compensation Plan					
Ashish K. Khandpur					
VIP Excess Plan	81,164	20,000	167,372		1,248,150
Deferred Compensation Excess Plan					
Performance Awards Deferred Compensation Plan	712,772		149,785		3,243,335
Mojdeh Poul					
VIP Excess Plan	85,283	69,240	93,668		934,552
Deferred Compensation Excess Plan					
Performance Awards Deferred Compensation Plan					
Michael G. Vale					
VIP Excess Plan	142,224	44,788	138,058		1,789,427
Deferred Compensation Excess Plan	702,079		94,018		1,185,490
Performance Awards Deferred Compensation Plan	718,122		329,040		7,100,838

FOOTNOTES TO 2021 NONQUALIFIED DEFERRED COMPENSATION TABLE

[1]   With the exception of the amounts contributed by Mr. Roman, Mr. Khandpur, and Mr. Vale from the payout of their performance share awards for the 2018-2020 performance period, all amounts contributed by these individuals during 2021 have been included

in the Summary Compensation Table as Salary, Stock Awards, or Non-Equity Incentive Plan Compensation earned in 2019, 2020, or 2021. The Summary Compensation Table does not reflect any portion of the contributions from the payout of Mr. Roman's, Mr. Khandpur's, and Mr. Vale's performance share awards for the 2018-2020 performance period because those awards were granted in 2018.

(2) The amounts shown reflect 3M contributions under the VIP Excess Plan, a nonqualified defined contribution plan. Eligibility for this plan and the Company contributions is limited to employees whose compensation exceeds a limit established by Federal income tax laws for tax-qualified defined contribution plans. The plan permits eligible employees to save additional amounts from their current cash compensation beyond the contribution limits established by Federal tax laws, and to receive Company contributions similar to the Company contributions provided under the tax-qualified 3M Voluntary Investment Plan and Employee Stock Ownership Plan. All amounts contributed by the Company on behalf of these individuals during 2021 are included in the "All Other Compensation" column of the Summary Compensation Table.

(3) None of these amounts are included in the Summary Compensation Table as compensation earned in 2021, since none of the Company's nonqualified deferred compensation plans provide above-market or preferential earnings.

(4) Includes the following amounts reported as compensation for 2019 and 2020 in the Summary Compensation Table: Mr. Roman — $480,529; Mr. Patolawala — $7,112; Mr. Khandpur — $125,310; Ms. Poul — $93,035; and Mr. Vale — $1,247,864.

Potential payments upon termination or change in control

As reflected in the Compensation Discussion and Analysis portion of this Proxy Statement, 3M has no employment agreements with any of the Named Executive Officers nor does it have any change in control plans or arrangements that would provide benefits to any of the Named Executive Officers solely in the event of a change in control of the Company. We also do not have any agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any of our Named Executive Officers in the event of a change in control of the Company. 3M does maintain a severance plan that provides separation benefits to eligible U.S. employees (including the Named Executive Officers) who incur a qualifying termination. In addition, certain of the Company's executive compensation and benefit plans provide all participants (including the Named Executive Officers) with certain rights or the right to receive payments in the event of the termination of their employment or upon a change in control of the Company. The terms applicable to these potential rights or payments in various situations are described below. Payments or benefits under other plans and arrangements that generally are provided on a non-discriminatory basis to all similarly situated employees of the Company upon the termination of their employment are not described, including:

- accrued base salary;
- annual incentive earned with respect to completed performance periods;
- retiree welfare benefits provided to substantially all of the Company's U.S. employees, including retiree medical benefits;
- distribution of vested account balances under the Company's qualified 401(k) plan;
- accrued pension benefits under the Company's defined benefit pension plans payable following an employee's retirement or other termination of employment (the amounts of these benefits earned by the Named Executive Officers are reported in the 2021 Pension Benefits Table);
- life insurance benefits generally available to all salaried employees; and
- distribution of account balances under the Company's nonqualified deferred compensation plans (the account balances of the Named Executive Officers are reported in the 2021 Nonqualified Deferred Compensation Table).

Rights and payments upon retirement

Following retirement (as described below), the Named Executive Officers are entitled to receive:

- continued vesting of stock options previously granted under the Company's stock plans, and the opportunity to exercise vested stock options previously granted under such plans during the remainder of the original term (up to 10 years) of such options;
- an annual incentive plan payment for the year of retirement, prorated based on the number of days worked prior to the date of separation;
- for those Named Executive Officers initially appointed to a 3M executive position before January 1, 2006, or after December 31, 2017, payment for all previously granted performance shares upon completion of the respective three-year performance period (prorated to reflect the portion of the year worked only with respect to the performance shares granted in the year of retirement) and based on actual performance; and
- for those Named Executive Officers initially appointed to a 3M executive position on or after January 1, 2006, and on or before December 31, 2017, payment for all previously granted performance shares upon completion of the respective three-year performance period (prorated to reflect the portion of the three-year performance period completed prior to the date of the Named Executive Officer's retirement) and based on actual performance.

For this purpose, the term "Retirement" means a termination of employment with the Company after attaining age 55 with at least 10 years of service (age 55 with at least five years of service for stock options granted before January 1, 2016).

Rights and payments upon termination due to death

In the event of the termination of their employment due to death, the Named Executive Officers are entitled to receive:

- immediate vesting of all unvested stock options and restricted stock units previously granted under the Company's stock plans, and the opportunity for the Named Executive Officer's estate or beneficiaries to exercise all vested stock options during the two-year period following the date of death (but not beyond the original expiration date of any such stock option);
- payment to the Named Executive Officer's estate or beneficiaries, no later than March 15 of the year following the year in which the Named Executive Officer died, for all previously granted performance shares (in the same amount as paid for the performance shares granted to other Named Executive Officers if the date of death occurs after the end of the three-year performance period for such shares, and at the lesser of the target value or such other amount as determined by the Committee in its discretion if the date of death occurs before the end of the three-year performance period for such shares); and
- payment to the Named Executive Officer's beneficiaries of the proceeds from the life insurance policies provided for such Named Executive Officer pursuant to the Company's Executive Life Insurance Plan.

Rights and payments upon termination due to disability

In the event of the termination of their employment due to disability, the Named Executive Officers are entitled to receive:

- continued vesting of stock options previously granted under the Company's stock plans, and the opportunity to exercise vested stock options previously granted under such plans during the remainder of the original term (up to 10 years) of such options;
- immediate vesting of all restricted stock units previously granted under the Company's stock plans; and
- payment for all previously granted performance shares upon completion of the respective three-year performance period, based on actual performance.

Rights and payments upon a qualifying termination not in connection with a change in control

The Company maintains the 3M Executive Severance Plan (which we refer to as the "Severance Plan") to provide separation benefits for certain U.S. executives (including our Named Executive Officers) in the event an eligible employee's employment is terminated by 3M other than for Misconduct or an eligible employee resigns for Good Reason. An eligible employee who becomes entitled to benefits under the Severance Plan receives the following:

- continued payment of his or her annual base salary for a number of months (24 months for the Chief Executive Officer, and 18 months for all other Named Executive Officers);
- continued payment of annual incentive payments that would have been paid if the participant remained employed through the end of the severance payment period, calculated based on actual results for the relevant year, using the participant's final performance rating as of the end of the applicable year (or if none, a performance rating of "fully meets expectations" or equivalent), and prorated based on the number of days in the year preceding the end of the severance period (if the severance payment period ends prior to the end of a year);
- an opportunity to exercise all vested stock options and stock appreciation rights following the participant's termination and prior to the expiration date of such award;
- accelerated vesting and payment of a prorated portion of the participant's outstanding "annual" restricted stock units, with proration based on the number of full years of the participant's completed service over the number of years required to vest under the original vesting schedule;
- outstanding performance share awards will not be forfeited solely as a result of the participant's termination, and the target number of shares under each award will be prorated based on the number of months the participant worked during the applicable performance period;
- full vesting of the participant's VIP company contribution account; and
- outplacement services in accordance with 3M's policy.

In addition, if Mr. Patolawala voluntarily resigns from employment with the Company for Good Reason or his employment is terminated by the Company other than for Misconduct, he also will be entitled to receive accelerated vesting of certain make-whole and inducement equity awards granted in connection with his commencement of employment, subject to Mr. Patolawala's execution of an effective and irrevocable general release of all claims against the Company and its affiliates and without duplication of any benefits to which he may become entitled under the Severance Plan. These additional benefits are not part of the Severance Plan but were negotiated in connection with Mr. Patolawala's commencement of employment.

Any severance payments under the Severance Plan will reduce on a dollar-for-dollar basis (but not below $0) any amounts the participant may otherwise be eligible to receive under his or her non-competition agreement with 3M. In addition, severance payments will cease in the event the participant becomes reemployed by 3M.

The Severance Plan does not provide severance benefits to employees who terminate pursuant to a mandatory retirement policy adopted by the Board. Employees who terminate in connection with a spinoff, divestiture or similar transaction involving the employee's business unit may be eligible to participate at the discretion of the Company. To be eligible to receive benefits under the Severance Plan, an employee must execute and not revoke a general release of claims in favor of the Company in a form approved by the Company.

In the event a Named Executive Officer's payments under the Severance Plan would be subject to an excise tax on "parachute payments" in connection with a change in control of the Company due to the application of Section 280G of the Internal Revenue Code, the Named Executive Officer will not be entitled to a "gross-up." Instead, the Named Executive Officer's "parachute payments" may be reduced if such reduction would provide the Named Executive Officer with a greater post-tax benefit than he or she would receive if the excise taxes were to apply.

For purposes of the Severance Plan and Mr. Patolawala's special equity benefits, the terms "Misconduct" and "Good Reason" mean the following:

"Misconduct" means (i) the employee's willful failure to substantially perform his or her duties (other than a failure resulting from his or her disability); (ii) the employee's willful failure to carry out, or comply with any lawful and reasonable directive of the Board or his or her immediate supervisor; (iii) the occurrence of any act or omission by the employee that could reasonably be expected to result in (or has resulted in) his or her conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (iv) the employee's commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its subsidiaries or affiliates or any of their officers, directors, employees, customers, suppliers, insurers or agents; (v) for purposes of the Severance Plan only, the employee's material breach of any material provision of any written agreement with the Company or any subsidiary; (vi) any action (or inaction) by the employee that 3M reasonably determines constitutes gross negligence or misconduct in the performance of his or her duties and responsibilities; or (vii) any other intentional misconduct by the Named Executive Officer that significantly affects the business or affairs of the Company or any subsidiary in an adverse manner.

"Good Reason" means, with respect to a voluntary termination occurring within 18 months following a change in control of the Company, (i) a material diminution in the employee's position, authority, duties or responsibilities as in effect immediately prior to the change in control, (ii) a material diminution in the employee's base salary or annual planned cash compensation, or (iii) a material change in the geographic location at which the employee is required to perform services for his or her employer. If the voluntary termination does not occur within 18 months following a change in control, "Good Reason" means (i) a material diminution in the employee's base salary or annual planned cash compensation, other than an across-the-board reduction that applies to all comparable positions, or (ii) a change in excess of 100 miles in the primary work location at which the employee is required to perform services for his or her employer. For terminations that do not occur within 18 months following a change in control, the employee will be required to provide written notice to the Company of the grounds for a Good Reason termination within 30 days of the initial existence of such grounds, and the Company has 30 days from the date of such notice to cure such circumstances. An employee must terminate employment for Good Reason within 60 days after the first occurrence of the applicable grounds.

Rights and payments upon a qualifying termination in connection with a change in control

If the Company terminates a Named Executive Officer's employment for reasons other than Misconduct (or for awards granted prior to May 10, 2016, reasons other than Cause) or if a Named Executive Officer resigns for Good Reason, in any such case within 18 months following a "change in control event" of the Company (as defined for purposes of Section 409A of the Internal Revenue Code), then in addition to any benefits provided under the Severance Plan and the special benefits provided to Mr. Patolawala described above, all of the Named Executive Officer's outstanding unvested

stock options and restricted stock units granted under the Company's stock plans will be immediately vested and all of such Named Executive Officer's outstanding performance shares will be prorated and settled in accordance with the terms of the plan.

For purposes of our outstanding long-term incentive awards, the terms "Misconduct," "Cause," and "Good Reason" mean the following:

"Misconduct" means (i) the Named Executive Officer's willful failure to substantially perform his or her duties (other than a failure resulting from his or her disability); (ii) the Named Executive Officer's willful failure to carry out, or comply with any lawful and reasonable directive of the Board or his or her immediate supervisor; (iii) the occurrence of any act or omission by the Named Executive Officer that could reasonably be expected to result in (or has resulted in) his or her conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (iv) the Named Executive Officer's commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its subsidiaries or affiliates or any of their officers, directors, employees, customers, suppliers, insurers or agents; (v) the Named Executive Officer's material breach of any material provision of any written agreement with the Company or any subsidiary; or (vi) any other intentional misconduct by the Named Executive Officer that significantly affects the business or affairs of the Company or any subsidiary in an adverse manner.

"Cause" means a material violation of any policy of the Company, or embezzlement or theft of property belonging to the Company.

"Good Reason" means (i) a material diminution in the Named Executive Officer's position, authority, duties, or responsibilities as in effect immediately prior to the change in control; (ii) a material diminution in the Named Executive Officer's base salary or annual planned cash compensation; or (iii) a material change in the geographic location at which the Named Executive Officer is required to perform services for the Company.

Rights and payments upon termination for any other reason

In the event of the termination of a Named Executive Officer's employment for any reason that does not fit into one of the categories described above:

- the Named Executive Officers will have the opportunity to exercise vested stock options granted under the Company's stock plans within the first 90 days following the termination date (but not beyond the original expiration date of any such stock option), at which time any remaining vested stock options will be forfeited; and
- all unvested stock options, restricted stock units, and performance shares granted to the Named Executive Officers will be forfeited immediately.

The amounts payable to or on behalf of each of the Named Executive Officers in each of the above situations (other than amounts relating to payments or benefits generally provided on a non-discriminatory basis to all similarly situated employees) is reflected in the table below, assuming that each individual's employment had terminated and/or a change in control of the Company had occurred on December 31, 2021. As of December 31, 2021, Mr. Roman, Ms. Poul, and Mr. Vale were eligible to retire (as that term is defined for purposes of 3M's stock plans).

2021 Potential payments upon termination or change in control table

All amounts in U.S. dollars	Termination of Employment Due to ...				
Name	Death	Disability	Qualifying Termination not in connection with a Change in Control	Qualifying Termination in connection with a Change in Control	Retirement/ Other Reason
Michael F. Roman					
Cash Severance	—	—	7,425,000	7,425,000	—
Outstanding PSAs(1)	11,560,366	—	—	7,099,537	—
Unvested RSUs(2)	—	—	—	—	—
Unvested Options(3)	3,691,558	—	—	3,691,558	—
Life Insurance Proceeds(4)	3,000,000	—	—	—	—
Outplacement Services	—	—	3,500	3,500	—
Total	18,251,924	—	7,428,500	18,219,595	—
Monish Patolawala					
Cash Severance(5)	—	—	3,249,720	2,833,206	—
Outstanding PSAs(1)	4,419,215	—	2,122,235	2,662,931	—
Unvested RSUs(2)	7,077,753	7,077,753	3,459,390	7,077,753	—
Unvested Options(3)	643,730	—	—	643,730	—
Life Insurance Proceeds(4)	3,000,000	—	—	—	—
401(k) Plan Vesting	—	—	22,629	22,629	—
Outplacement Services	—	—	3,500	3,500	—
Total	15,140,699	7,077,753	8,857,474	13,243,750	—
Ashish K. Khandpur					
Cash Severance	—	—	2,069,100	2,069,100	—
Outstanding PSAs(1)	2,467,190	—	1,482,878	1,544,657	—
Unvested RSUs(2)	545,694	545,694	—	545,694	—
Unvested Options(3)	768,246	—	—	768,246	—
Life Insurance Proceeds(4)	2,758,800	—	—	—	—
Outplacement Services	—	—	3,500	3,500	
Total	6,539,931	545,694	3,555,478	4,931,197	—
Mojdeh Poul					
Cash Severance	—	—	2,178,000	2,178,000	—
Outstanding PSAs(1)	2,505,534	—	—	1,574,637	—
Unvested RSUs(2)	527,706	527,706	—	527,706	—
Unvested Options(3)	787,922	—	—	787,922	—
Life Insurance Proceeds(4)	2,904,000	—	—	—	—
Outplacement Services	—	—	3,500	3,500	—
Total	6,725,163	527,706	2,181,500	5,071,766	—
Michael G. Vale					
Cash Severance	—	—	2,166,021	2,166,021	—
Outstanding PSAs(1)	2,789,272	—	—	1,681,219	—
Unvested RSUs(2)	—	—	—	—	—
Unvested Options(3)	854,031	—	—	854,031	—
Life Insurance Proceeds(4)	2,888,028	—	—	—	—
Outplacement Services	—	—	3,500	3,500	—
Total	6,531,331	—	2,169,521	4,704,771	—

FOOTNOTES TO 2021 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

(1) Amounts shown reflect the value of performance share awards (PSAs) under the 2016 Long-Term Incentive Plan for which the three-year performance period has not been completed (adjusted to reflect the closing price of a share of 3M common stock on the NYSE for December 31, 2021 ($177.63)), and which would be paid upon the occurrence of the respective triggering events in accordance with the terms of the awards.

(2) Amounts shown reflect the value of the shares underlying the unvested 3M restricted stock units that would vest upon the occurrence of the respective triggering events in accordance with the terms of the awards. Share values are based on the closing price of a share of 3M common stock on the NYSE for December 31, 2021 ($177.63).

(3) Amounts shown reflect the intrinsic value on December 31, 2021, of unvested, in-the-money 3M stock options that will vest upon the occurrence of the respective triggering events in accordance with the existing contractual terms of the stock options. Intrinsic values are based on the closing price of a share of 3M common stock on the NYSE for December 31, 2021 ($177.63).

(4) Amounts shown reflect the group term life insurance proceeds that would be payable to each individual's beneficiary or beneficiaries pursuant to the policies obtained for them under the Executive Life Insurance Plan.

(5) Amount shown under "Qualifying Termination in connection with a Change in Control" have been reduced in accordance with the terms of the Severance Plan to provide Mr. Patolawala with a greater after-tax benefit than he otherwise would have received if the full amount were paid and he became subject to an excise tax on "excess parachute payments" pursuant to Section 280G of the Internal Revenue Code.

Pay ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee (excluding our CEO) for 2021. The ratio reflects a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

In identifying our median employee (a full-time production employee in the Midwestern United States), we calculated the target annual Total Cash Compensation of each employee as of December 31, 2021. For these purposes, annual Total Cash Compensation included base salary or hourly wages, cash incentives, commissions, and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records. All amounts were annualized for permanent employees who did not work for the entire year, such as new hires, employees on paid or unpaid leave of absence and employees called for active military duty. We did not apply any cost-of-living adjustments as part of the calculation.

We selected the median employee from among 95,259 full-time, part-time, temporary, and seasonal workers who were employed as of December 31, 2021. We did not exclude any employees (whether pursuant to the de minimis exemption for foreign employees or any other permitted exclusion) when making this determination.

As determined in accordance with Item 402 of Regulation S-K, the 2021 annual total compensation was $18,200,584 for our CEO and $71,821 for our median employee. Among other things, these amounts include base salary, overtime, incentive payments, stock-based compensation (based on the grant date fair value of awards granted during 2021), changes in pension values and retirement plan contributions. As calculated in this manner, the ratio of our CEO's total compensation to our median employee's total compensation for fiscal year 2021 is 253 to 1.

Shareholder proposal

4

Shareholder Proposal

- Shareholder proposal, if properly presented at the meeting.
- See the Board's opposition statement.



Recommendation of the board

The Board of Directors unanimously recommends a vote "**AGAINST**" this proposal for the reasons discussed below. Proxies solicited by the Board of Directors will be voted "**AGAINST**" this proposal unless a shareholder indicates otherwise in voting the proxy.

3M has received a shareholder proposal from John Montgomery as trustee of The John Bishop Montgomery Trust, the owner of 534 shares of 3M common stock (the "Proponent"). The Company will provide the Proponent's address promptly upon a shareholder's oral or written request. The Proponent has requested that the Company include the following proposal and supporting statement (*in italics*) in its proxy statement for the Annual Meeting of Shareholders. The proponent is responsible for the content of this proposal, and, as a result, the Company is not responsible for any inaccuracies the proposal or statement may contain. The proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent's qualified representative. For the reasons set forth following the Proponent's statement, your Board of Directors recommends that you vote "AGAINST" this proposal.

Item 4 – Report on environmental costs

RESOLVED, *shareholders ask that the Board of Directors commission and publish a report on (1) the link between the environmental costs created by 3M's operations and political influence activities and 3M's continuing prioritization of enterprise risk, and (2) the manner in which such costs and prioritization may affect the market returns available to its diversified shareholders.*

Supporting Statement:

In our Company's 2021 Sustainability Report, CEO Mike Roman states, "We are committed to being leaders in sustainability."[1] A review of that report reveals our Company has addressed many environmental concerns. But 3M's commitment is limited. For example:

- *3M is active in three trade associations that work against comprehensive U.S. policies to address climate change.[2]*
- *3M does not appear to have committed to meet the Science-Based Targets initiative for a 1.5- degree Celsius world[3] and failed to receive an "A" grade in 2020 from CDP, a widely used and respected climate rating.[4]*
- *Belgian regulators recently ordered 3M to stop PFAS production after recent blood samples taken from 800 people near 3M's plant showed elevated levels of PFAS.[5]*

It appears our Company only addresses sustainability issues when that pursuit optimizes 3M's financial return. The Sustainability Report states:

> *Our priority is the comprehensive management of **enterprise risks** through an ethical tone, governance processes, and clear roles, responsibilities, and accountability.[6]*

This prioritization of risks to the enterprise, rather than risks to the environment, means that 3M only addresses environmental issues that threaten its ability to generate profits. Risks to the global community that do not threaten 3M are not prioritized, so that 3M can continue to profit from conduct that threatens the environment, as it does not create risk for 3M itself.

But a gain in Company profit that comes at the expense of the environment is a bad trade for most 3M shareholders, who are diversified and rely on broad economic growth to achieve their financial objectives. A Company strategy

that increases its own financial returns but threatens global GDP is counter to the interests of most 3M shareholders: the potential drag on GDP created by environmental costs will directly reduce diversified portfolio returns over the long term.[7]

This proposal asks the Board to commission a report that analyzes the trade-offs 3M is making by prioritizing enterprise risk over risks to the environment and the global economy from the perspective of its largely diversified shareholders, whose investment portfolios may be at grave risk from environmental threats.

The requested report will help shareholders determine whether current Company policies serve shareholders' best interests and whether 3M should prioritize certain environmental issues over financial returns.

Please vote for: Report on environmental costs – Proposal 4*

[1] *3M 2021 Sustainability Report at 3.*

[2] *https://grist.org/accountability/report-corporations-are-tanking-americas-best-shot-at-fighting-climate-change*

[3] *https://sciencebasedtargets.org/companies-taking-action*

[4] *https://www.cdp.net/en/responses?per_page=10&queries%5Bname%5D=3m&sort_by=project_year&sort_dir=desc*

[5] *https://www.startribune.com/3m-fails-to-overturn-regulators-shutdown-of-pfas-production-in-belgium/600114579/*

[6] *at 95.*

[7] *https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf;*

Board's statement opposing the proposal

After careful consideration, and for the reasons set forth below, the Board believes that it is not in the best interests of 3M or its shareholders to approve the proposed resolution.

Fundamentally, the proposal is based on a premise that is factually unsupported – that enterprise risk management and societal sustainability risks must necessarily be mutually exclusive. The proponent asserts that 3M "only addresses sustainability issues when that pursuit optimizes financial return," 3M "only addresses environmental issues that threaten its ability to generate profits" and "risks to the global community that do not threaten 3M are not prioritized." These assertions are unfounded because sustainability-related risk management is an integral part of 3M's enterprise risk management program. Environmental risks that impact 3M and how 3M impacts the environment are both considerations of our enterprise risk management framework. Such integration has been reported in our public disclosures including the proxy statements, and further, our annual Global Impact Report already publishes 3M's environmental impacts, environmental stewardship, and environment commitments.

<u>Our corporate Promise guides our strategic sustainability framework</u> – For 3M, our corporate Promise – improve lives by helping solve the world's greatest challenges – culminates in our ambition to help transform businesses and improve lives. Our goals and environmental, social and governance (ESG) metrics reflect a heightened commitment to thinking holistically about how our operations and products can unlock the power of people, ideas, and science to reimagine what's possible.

We are guided by the principles of sound science and corporate responsibility. In collaboration with our employees, customers, partners, government, and communities, we apply our expertise and technology to help solve shared global challenges. We recognize and consistently seek opportunities to do more.

For more than 45 years, 3M has been recognized as a leader among global corporations in sustainability actions and measures, with programs dating back as early as 1975. Since then and to this day, our goals and ambitions continue to grow and gain momentum as we recognize how much still needs to be done to make the world more sustainable for future generations. Our sustainability strategy is a systemic approach, seeking to drive innovation and holistic impact against shared global needs. We set impactful and measurable goals that demonstrate our ESG commitments and progress. As a global science, technology, and manufacturing company, we believe 3M is uniquely positioned to bring our full capabilities to advance meaningful impact, not only in our workplaces but also in our communities. As we advance our initiatives with determination, we know systemic change requires resources and long-term dedication.

<u>We publish our sustainability and environmental efforts annually in our Global Impact Report</u> – as a global corporation contributing to society through diverse markets, we believe that we have a significant responsibility to advance the United Nations Sustainable Development Goals across the world. We are also a participant of the United Nations Global Compact, a policy initiative for businesses to demonstrate their commitment to ten principles in the areas of human rights, labor, environment, and anti-corruption. We align our Global Impact Report to the guidelines of the Sustainability Accounting Standards Board (SASB) and the Task Force for Climate-Related Financial Disclosures (TCFD) recommendations for helping businesses disclose climate-related financial information. Together with our ambition of improving lives and our strong set of 3M values, these commitments drive and inform our formalized approach to sustainability—the 3M Strategic Sustainability Framework.

We are focusing on three priority areas:

- Science for Circular: Design solutions that do more with less material, advancing a global circular economy
  - ▶ In 2021, we announced our commitment to reduce dependence on virgin fossil-based plastic by 125 million pounds by 2025. We will use recycled content and bio-based plastics, and ultimately work to decrease our overall virgin, fossil-based plastic use.
  - ▶ 3M is also taking steps to reduce water use and improve water quality through installation of technologies at key manufacturing sites worldwide. This includes a commitment to install state-of-the art water purification technology at its largest water-using facilities by the end of 2023 and fully operational by 2024.
  - ▶ To drive impact for the greater good, we continue to advance our goal of 100% of products entering 3M's new product commercialization process to include descriptions of their sustainability impact.
- Science for Climate: Innovate to decarbonize industry, accelerate global climate solutions and improve our environmental footprint
  - ▶ In 2021, 3M was recognized with the Market Trailblazer Award from RE100, a global initiative bringing together the world's most influential businesses committed to 100% renewable power.
  - ▶ Through select 3M product platforms, we helped our customers avoid emitting nearly 75 million metric tons of CO_2 in the last five years alone. Examples include helping customers in electronics, automotive, and construction industries improve their energy efficiency and reduce waste through the use of 3M materials and solutions.
- Science for Community: Create a more positive world through science and inspire people to join us
  - ▶ In 2021, 3M launched the Community Coalition – a group of diverse leaders located near 3M headquarters in St. Paul, Minnesota, including representatives from local government, nonprofits, and the education sector. This group identified five areas for strategic investments and volunteerism, including STEM equity, access to health care, transportation safety, education, and housing.
- Our governance framework integrates sustainability-related risk as an integral part of enterprise risk management - Our robust governance framework includes oversight by our Board of Directors, which receives regular sustainability updates and reviews sustainability-related risks as part of 3M's enterprise risk management. The Science, Technology & Sustainability Committee of the Board of Directors has primary oversight responsibility of 3M's sustainability and stewardship activities, including, among others, environmental and product stewardship efforts, environmental, health & safety, and legal and regulatory compliance. The company's Environmental Responsibility and Sustainability Committee, comprising 3M top executive management, provides leadership, oversight and strategy for sustainability and develops and monitors adherence with related policies and procedures.

As described above, 3M already provides detailed information in our annual Global Impact Report and elsewhere regarding our commitments to environmental stewardship and sustainability and their integral role in enterprise risk management. 3M therefore believes that the additional report requested by this proposal is unnecessary based on the extensive relevant information that is already provided to our stakeholders and the public, our existing policies and procedures, and active Board oversight.

Shareholder proposal

<table>
<tr><td>

Proposal

5

</td><td>

Shareholder Proposal

- Shareholder proposal, if properly presented at the meeting.
- See the Board's opposition statement.

</td></tr>
</table>

 **Recommendation of the board**

The Board of Directors unanimously recommends a vote "**AGAINST**" this proposal for the reasons discussed below. Proxies solicited by the Board of Directors will be voted "**AGAINST**" this proposal unless a shareholder indicates otherwise in voting the proxy.

3M has received a shareholder proposal from Steven J. Milloy, the owner of 20 shares of 3M common stock (the "Proponent"). The Company will provide the Proponent's address promptly upon a shareholder's oral or written request. The Proponent has requested that the Company include the following proposal and supporting statement (*in italics*) in its proxy statement for the Annual Meeting of Shareholders. The proponent is responsible for the content of this proposal, and, as a result, the Company is not responsible for any inaccuracies the proposal or statement may contain. The proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent's qualified representative. For the reasons set forth following the Proponent's statement, your Board of Directors recommends that you vote "AGAINST" this proposal.

Communist China Audit

Resolved:

Shareholders request that, beginning in 2022, 3M report to shareholders on the general nature and extent to which corporate operations involve or depend on Communist China, which is a serial human rights violator and a geopolitical threat and adversary to the US. The report should exclude confidential business information but provide shareholders with a basic sense of 3M's reliance on activities conducted within, and under control of the Communist Chinese government.

Supporting Statement:

American companies doing business in Communist China is a controversial public policy issue. See, e.g., "Doing business in China is difficult. A clash over human rights is making it harder," April 2, 2021, https://www.cnn.com/2021/04/02/business/nike-china-western-business-intl-hnk/index.html.

3M has suppliers who operate in Communist China.

Communist China is a well-known serial violator of human and political rights.

Communist China may also possibly become a hostile adversary of the US for a variety of reasons, including:

— Communist China intends to displace the US as the lone global superpower by 2049.

— The US has committed to defending Taiwan, which Communist China may attempt to seize by force.

— US-China relations are tense over a number of issues including Communist China's military expansion, egregious human rights violations, actions related to the COVID pandemic, intellectual property theft, elimination of political freedom in Hong Kong, and environmental pollution.

Communist China has also publicly indicated that it would use its industrial capabilities for strategic purposes against adversaries.

Communist China has already taken action against Australia, for example, for COVID-related criticism.

At the beginning of the COVID pandemic, 3M admitted it had to secure approval from the Communist Chinese government to export to the US 10 million N95 respirators that 3M manufactured there.

Given the controversial, if not dangerous nature of doing business in China, shareholders have the right to know the general nature and extent to which 3M's business operations are involved with or depend on Communist China.

Board's statement opposing the proposal

After careful consideration, and for the reasons set forth below, the Board believes that it is not in the best interests of 3M or its shareholders to approve the proposed resolution.

<u>Our business model is to be close to our customers and markets to serve them</u> – 3M has operations in over 70 countries and sales in nearly every country. Over 55,000 3M products are used in homes, businesses, schools, hospitals and other industries around the world. Relative to China, 3M entered in 1984 by registering a wholly-owned subsidiary (without a third party partner) to serve local customers. Out of our global 95,000 employees, close to 6,000 work in China. More than 85% of our revenue in China (from local manufacturing and converting of imported semi-finished materials at its nine plants) is to customers and markets (industrial, electronics, healthcare, consumer, and others) located in China.

Our business model is focused on being close to our customers and markets with our capabilities to serve them the best we can. This strategy serves us well and particularly important in uncertain times when collaboration took on new meaning during the global pandemic. We have worked with many companies and customers to collaborate on products to help in the global fight against COVID-19 as we rapidly responded to the impact of the pandemic to supply respirators to frontline healthcare workers and first responders along with other markets and customers around the world.

<u>Respect for human rights is deeply engrained in our culture</u> – our commitment to customers is governed by policies and standards that allow us to move forward with integrity, confidence, and the common foundation of 3M's values. These policies and standards and our actions are reported in more detail in our annual Global Impact Report.

The Code of Conduct defines our values and the responsibilities that 3M employees and 3M suppliers must meet. It outlines what 3M believes is the ethical approach to various work situations and summarizes 3M's compliance principles and raises awareness about how to do business the right way, at all times and at every site.

3M's Human Rights Policy applies to all 3M employees, contingent workers, anyone doing business with or on our behalf, and others acting on 3M's behalf. Within our own business, 3M's approach to managing and respecting human rights is derived from the 3M Code of Conduct, which recognizes the right of 3M workers to have a respectful workplace. 3M continues to implement our human rights program through our global policies, management system, assessments, audits and training.

<u>We have a robust governance structure regarding supplier responsibilities that include human rights</u> – The 3M Business Conduct Committee, comprising senior executive management, oversees compliance with the Code of Conduct and regularly updates the Audit Committee of the 3M Board of Directors and 3M's executive-level Corporate Operations Committee. Additionally, similar committees exist at country, region, and area levels to operationalize and prioritize compliance activities.

3M offers a comprehensive online compliance training program to all employees worldwide in 22 languages, and this program includes awareness training of 3M policies related to human rights. The program's training modules are assigned to employees based on their roles and areas of responsibility within the company.

3M works with broad, complex supply chains, consisting of over 72,300 suppliers in over 324 subcategories in 113 countries around the world. We set a high bar for our company regarding environmental and social governance, and we expect the same from our suppliers. 3M follows the Organization for Economic Co-operation and Development (OECD) Due Diligence framework for all our responsible sourcing activities. The 3M Supplier Responsibility Code is based on 3M's corporate values for sustainable and responsible operations and aligns with the 10 Principles of the United Nations Global Compact, of which 3M is a participant. This Code outlines 3M's basic expectations for suppliers and their sub-contractors in the areas of management systems, labor, environmental, health and safety, and ethics.

3M communicates its human rights and labor expectations to suppliers through its use of contractual provisions and other binding legal obligations, links to 3M's website and in direct business meetings. The contractual provisions include certifications by suppliers about their labor conditions. 3M expects its suppliers to have similar policies and practices that align with the 3M Supplier Responsibility Code, including due diligence with their suppliers.

3M has implemented a supplier risk evaluation process to assess existing, prioritized suppliers that could be at risk for non-conformance with our Supplier Responsibility Code, including the human rights elements. 3M's responsible sourcing team also conducts on-site audits of our suppliers. Suppliers who do not pass this assessment do not qualify to supply 3M. We also expect our suppliers to periodically assess themselves and their suppliers for conformance to our expectations.

If the assessment identifies gaps or findings, and if a supplier is not able or willing to resolve them within a reasonable timeframe, alternative actions are determined with a cross-functional business team to evaluate and resolve the situation.

We are a company driven by employees who act with uncompromising integrity and develop innovative solutions with a purpose. 2021 is the eighth consecutive year 3M made the list of The World's Most Ethical Companies®, an honor given by the Ethisphere® Institute. In addition, following evaluations of the 1,000 largest public U.S. companies on issues that matter most to the American public (including upholding human rights across the supply chain, acting ethically and with integrity, and more), Forbes and JUST Capital listed 3M as one of America's Most Just Companies in 2021.

3M already provides information in our annual Global Impact Report and elsewhere regarding our business model including our operations in China, and our commitments to our own and our suppliers' ethical business conduct compliance including respect for human rights. 3M therefore believes that the additional report requested by this proposal is unnecessary based on the extensive information that is already provided to our stakeholders and the public, our existing policies and procedures, and the governance framework including active Board oversight.

Stock ownership information

Security ownership of management

The following table includes all 3M stock-based holdings, as of February 28, 2022, of the directors and the Named Executive Officers set forth in the Summary Compensation Table, and the directors and executive officers as a group.

Common stock and total stock-based holdings

Name and principal position	Stock[1]	Restricted Stock Units[2]	Deferred Stock[3]	Total[4]	Percent of Class
Thomas "Tony" K. Brown, Director	1,237	—	8,144	9,381	[5]
Pamela J. Craig, Director	—	—	3,222	3,222	[5]
David B. Dillon, Director	1,200	—	6,705	7,905	[5]
Michael L. Eskew, Director	—	—	49,877	49,877	[5]
James R. Fitterling, Director	6,300	—	1,174	7,474	[5]
Herbert L. Henkel, Director	—	—	43,536	43,536	[5]
Amy E. Hood, Director	24	—	4,440	4,464	[5]
Muhtar Kent, Director	—	—	17,570	17,570	[5]
Suzan Kereere, Director	—	—	281	281	[5]
Dambisa F. Moyo, Director	1,302	—	2,262	3,564	[5]
Gregory R. Page, Director	4,000	—	7,674	11,674	[5]
Patricia A. Woertz, Director	2,580	—	4,960	7,540	[5]
Michael F. Roman, Chairman of the Board and Chief Executive Officer	661,388	—	68,635	730,023	[5]
Monish Patolawala, Executive Vice President, Chief Financial and Transformation Officer	29,473	47,205	—	76,678	[5]
Ashish K. Khandpur, Group President, Transportation and Electronics Business Group	221,202	12,271	18,442	251,915	[5]
Mojdeh Poul, Group President, Health Care Business Group	108,035	14,962	5,166	128,163	[5]
Michael G. Vale, Group President, Safety and Industrial Business Group	363,758	—	40,376	404,134	[5]
All Directors and Executive Officers as a Group (25 persons)	1,786,100	119,787	296,467	2,202,354	[5]

[1] This column lists beneficial ownership of 3M common stock as calculated under Securities and Exchange Commission rules. Unless otherwise noted, voting power and investment power in the shares are exercisable solely by the named person, and none of the shares are pledged as security by the named person. In accordance with Securities and Exchange Commission rules, this column also includes shares that may be acquired pursuant to stock options that are or will be exercisable within 60 days of February 28, 2022, as follows: Mr. Roman — 639,663 shares; Mr. Patolawala — 26,124 shares; Mr. Khandpur — 212,772 shares; Ms. Poul — 105,631 shares; and Mr. Vale — 346,639 shares. This column includes the following shares that the named person shares voting and/or investment power: Mr. Khandpur — 1,623 shares held indirectly with a family member.

[2] This column reflects restricted stock units that generally vest over a three- to five-year period, assuming continued employment until each vesting date (or until the individual retires from the Company, in some cases). The executive officers do not have voting power with respect to the shares listed in this column.

[3] This column reflects shares earned by the directors as a result of their service on the Board of Directors, the payout of which has been deferred until following the termination of their membership on the Board of Directors. This column also includes shares of the Company's common stock which the executive officers are entitled to receive following their retirement from the Company as a result of their election to defer all or a portion of the payout of their performance share awards granted under the Company's long-term incentive plan. Neither the directors nor the executive officers have voting power with respect to the shares listed in this column.

(4) This column shows the individual's total 3M stock-based holdings, including the securities shown in the "Stock" column (as described in note 1), in the "Restricted Stock Units" column (as described in note 2), and in the "Deferred Stock" column (as described in note 3).

(5) Each director and executive officer individually, and All Directors and Executive Officers as a Group, beneficially owned less than one percent of the outstanding common stock of the Company.

Security ownership of certain beneficial owners

The following table sets forth information regarding beneficial owners of more than 5 percent of the outstanding shares of 3M common stock.

Name/address	Common Stock Beneficially Owned	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	50,240,763	8.72
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	41,810,186	7.30
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	30,984,983	5.38

(1) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2022, The Vanguard Group reported that, as of December 31, 2021, it had shared voting power with respect to 897,239 shares, sole dispositive power with respect to 47,926,223 shares, and shared dispositive power with respect to 2,314,540 shares. Vanguard provides investment management services to the Company's defined contribution plans in the U.S. through a co-mingled mutual fund vehicle. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan use this investment in their defined contribution investment choices. Fees paid for investment management of the fund are incorporated into the fund NAV on a daily basis and fully disclosed as an expense ratio for the fund. As a result, these fees are paid by participants in the Company's defined contribution plans and are not paid by the Company. The fees paid are reviewed by the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

(2) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2022, BlackRock, Inc. reported that, as of December 31, 2021, it had sole voting power with respect to 36,218,909 shares and sole dispositive power with respect to 41,810,186 shares, of which 27,341 shares were held as investment manager for the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan. BlackRock, Inc. and its affiliates provide investment management services to several employee benefit plans sponsored by the Company and its Canadian affiliate. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan and the 3M Canada Company Master Trust utilize these investment management services. In total, the various employee benefit plans paid fees of $2.8 million in 2021 to BlackRock, Inc. and its affiliates, a majority of which was paid by the participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan. In addition, the Trustee (BlackRock Institutional Trust Company, N.A.) will charge the funds held by the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan an annual administration fee and transaction fees which are incorporated into the funds' NAV. The fees paid are reviewed by the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

(3) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2022, State Street Corporation reported that, as of December 31, 2021, it had shared voting power with respect to 22,358,548 shares of 3M common stock and shared dispositive power with respect to 30,979,936 shares of 3M common stock. Of these shares, 38,293 shares were held as investment manager for certain 3M savings plans, including the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan, which are 401(k) retirement savings plans. State Street Bank and Trust Company provides corporate finance services to the Company. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan, and the 3M Retiree Welfare Benefit Plan utilize State Street Global Advisors, an affiliate of State Street Bank and Trust Company, as an investment manager. Further, State Street Bank and Trust Company is a participant of 3M Company's $3 billion five-year credit agreement dated November 15, 2019. In total, the Company and the various employee benefit plans paid fees of $0.6 million in 2021 to State Street Bank and Trust Company and its affiliates, a majority of which was paid by the participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan. In addition, during 2021, the Trustee charged the funds held by the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan an annual administration fee and transaction fees which are incorporated into the funds' NAV. The fees paid are reviewed by the Company or fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

Other information

Proxy Statement

The Board of Directors (the "Board") of 3M Company, a Delaware corporation ("3M" or the "Company") is soliciting proxies for the Company's Annual Meeting of Shareholders. You are receiving a Proxy Statement because you own shares of 3M common stock that entitle you to vote at the meeting. By use of a proxy you can vote, whether or not you attend the meeting. The Proxy Statement describes the matters we would like you to vote on and provides information on those matters so you can make an informed decision.

The information included in this Proxy Statement relates to proposals to be voted on at the meeting (if properly presented), the voting process, 3M's Board and Board committees, the compensation of directors and certain executive officers, and other required information.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is to elect the directors identified in this Proxy Statement and to conduct the business described in the Notice of Annual Meeting.

Participating in the Virtual Annual Meeting

How do I attend the 2022 Virtual Annual Meeting?

If you are a holder of 3M common stock as of the close of business on March 15, 2022, the record date, you or your proxy holder may participate, vote, submit questions and examine a list of shareholders of record via *www.virtualshareholdermeeting.com/MMM2022* by entering your 16-digit control number. You can find your control number on:

- your proxy card included in this Proxy Statement if it was mailed to you;
- your Notice of Internet Availability of Proxy Materials if you received proxy materials via electronic delivery; or
- your voting instruction card if you hold your shares in street name through a broker or other nominee.

You can view the meeting agenda, rules of conduct and procedures, and proxy materials for the Annual Meeting on the virtual meeting platform.

If you lost your 16-digit control number or are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/MMM2022 and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting.

You may begin to log into the meeting platform 15 minutes prior to the meeting's start time on the meeting date. The meeting will begin promptly at 8:30 a.m. Central Daylight Time on May 10, 2022.

The virtual meeting platform is supported across browsers and devices running the current version of applicable software and plug-ins. Participants should give themselves plenty of time to log in and ensure they have a strong Wi-Fi connection and they can hear streaming audio prior to the start of the meeting.

Will there be technical support for the meeting?

If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:15 a.m. Central Daylight Time and until the end of the meeting.

How do I submit questions at the meeting? Can I submit questions in advance of the meeting?

We welcome questions from shareholders. If you are a record date shareholder with a 16-digit control number, you may submit questions both in advance of and during the meeting. If you wish to submit a question in advance of the meeting, you may use your 16-digit control number to access *www.proxyvote.com*. Questions may also be submitted shortly before or during the meeting, by logging into the virtual meeting platform at *www.virtualshareholdermeeting.com/ MMM2022*, select the "Q&A" button and type your questions into the "Submit a Question" field, and click "Submit." Questions relevant to meeting matters will be answered during the meeting, subject to time constraints. To allow us to address questions from as many shareholders as possible, each shareholder will be limited to two questions. Questions from multiple shareholders on the same topic or relating to the same topic may be grouped, summarized and answered together. We ask that all shareholders provide their name and contact details when submitting questions through the virtual meeting platform, so that we may address any individual concerns or follow up matters directly. Responses to questions relevant to meeting matters that we do not have time to respond to during the meeting will be posted to our Investor Relations website at *https://investors.3M.com* as soon as practicable after the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered. Please refer to the Rules of Conduct and Procedures of the 2022 shareholder meeting that will be posted on the meeting website.

Information about the Notice of Internet Availability of Proxy Materials

Why did I receive a Notice of Internet Availability of the Proxy Materials and not the printed proxy materials?

The Securities and Exchange Commission allows companies to furnish their proxy materials to shareholders over the Internet. As a result, we are mailing to many of our shareholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials. In addition, we are providing the notice and proxy materials by e-mail to some of our shareholders who previously consented to electronic delivery of proxy materials. Those shareholders should have received an e-mail containing a link to the website where the proxy materials are available, as well as a link to the proxy voting website. All shareholders receiving the Notice of Internet Availability of Proxy Materials will have the ability to access the proxy materials over the Internet and to request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice. In addition, the notice contains instructions on how you may request to receive proxy materials in printed form by mail or to access them electronically in connection with future distributions of proxy materials. Distributing proxy materials electronically conserves natural resources and reduces the costs of printing and distributing our proxy materials.

Why did I receive a printed copy of the proxy materials and not the Notice of Internet Availability of Proxy Materials?

We are providing some of our shareholders, including shareholders who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice of Internet Availability of Proxy Materials.

How do I view the proxy materials online?

Go to *www.proxyvote.com* and follow the instructions to view the materials. You will need to provide the control number printed in the box marked by the arrow located on your Notice of Internet Availability of Proxy Materials (see example below — the information in the box is an example only — your number will be different and is unique to you).



1234 5678 9012 3456

What if I prefer to receive a paper copy of the proxy materials?

You can easily request a paper copy of the proxy materials (including the Notice of Annual Meeting, Proxy Statement, and 2021 Annual Report) at no cost by using one of the three methods below. You will need to provide the control number printed in the box marked by the arrow located on your Notice of Internet Availability of Proxy Materials (see example above — the information in the box is an example only — your number will be different and is unique to you).

 **By Internet**
Logon at
www.proxyvote.com;

 **By Telephone**
Call toll-free at
1-800-579-1639; or

 **By sending an E-mail**
Send to sendmaterial@proxyvote.com (simply provide in the subject line the control number printed in the box marked by the arrow from your Notice of Internet Availability of Proxy Materials; no other information is necessary).

Can I request to receive my Notice of Internet Availability of Proxy Materials by e-mail rather than by mail?

You may request to receive proxy materials for future meetings by e-mail via *www.proxyvote.com* or *www.investordelivery.com* and follow the electronic delivery enrollment instructions. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

> Please note that you MAY NOT USE your Notice of Internet Availability of Proxy Materials to vote your shares; it is NOT a form for voting. If you return the Notice of Internet Availability of Proxy Materials in an attempt to vote your shares, that vote will not count.
>
> For more information about the Notice of Internet Availability of Proxy Materials, please visit: *www.sec.gov/spotlight/proxymatters/e-proxy.shtml*

Shareholders entitled to vote

Each share of our common stock outstanding as of the close of business on March 15, 2022, the record date, is entitled to one vote at the Annual Meeting on each matter properly brought before the meeting. As of that date, there were 569,171,905 shares of common stock issued and outstanding.

Most 3M shareholders hold their shares through a broker, bank, trustee, or other nominee (which for simplicity we refer to as a "broker or other nominee") rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Shareholder of Record	If your shares are registered directly in your name with 3M's transfer agent, EQ Shareowner Services, you are considered the shareholder of record of those shares and the Notice of Internet Availability of Proxy Materials, or if you requested paper delivery, a copy of these proxy materials are being sent directly to you by 3M. As the shareholder of record, you have the right to grant your voting proxy directly to 3M or to vote electronically at the meeting. You may also vote on the Internet or by telephone, as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting methods."
Beneficial Owner	If your shares are held by a broker or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or other nominee who is considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote and are also invited to attend the meeting. However, since you are not the shareholder of record, you may not vote these shares electronically at the meeting, unless you obtain a legal proxy from the broker or other nominee. Your broker or other nominee is obligated to provide you with a voting instruction card for you to use. You may also vote on the Internet or by telephone, as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting methods." If you fail to provide voting instructions to your broker or other nominee, it will have discretion to vote your shares with respect to Proposal 2, but not with respect to Proposals 1, 3, 4 and 5 as described below under "Voting requirements to elect directors and approve each of the proposals described in this Proxy Statement."

Plan Accounts	If your shares are held in your account in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan, you are considered the beneficial owner of these shares and the trustee of the plans is considered the shareholder of record. Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan may direct the trustee on how to vote the shares allocated to their account via the Internet, by telephone, or by signing and submitting the proxy card as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting methods." Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan may also direct the trustee how to vote a proportionate number of allocated shares of common stock for which it has not received direction by following the same voting instructions. If you fail to direct the trustee how to vote your shares by following these instructions, the trustee will vote your shares as described in the proxy card.

Proposals you are asked to vote on and the Board's voting recommendations

The following proposals are included in this Proxy Statement and are scheduled to be voted on at the meeting. 3M's Board recommends that you vote your shares as indicated below.

Proposals:	The Board's Voting Recommendations:	Rationale for Support:	For Further Details:
1. Elect the 11 directors identified in this Proxy Statement, each for a term of one year.	"FOR" each nominee to the Board	Our nominees are distinguished leaders who bring a mix of skills and qualifications to the Board and can represent the interests of all shareholders.	Page 19
2. Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2022.	"FOR"	Based on its assessment of the qualifications and performance of PricewaterhouseCoopers LLP ("PwC"), the Audit Committee believes that it is in the best interests of the Company and its shareholders to retain PwC.	Page 51
3. Approve, on an advisory basis, the compensation of our named executive officers.	"FOR"	Our executive compensation program appropriately aligns our executives' compensation with the performance of the Company and its business units as well as their individual performance.	Page 55
4. Shareholder proposal, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 102
5. Shareholder proposal, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 105

Other than the proposals described in this Proxy Statement, the Board is not aware of any other matters to be presented for a vote at the Annual Meeting. If you grant a proxy by telephone, Internet, or by signing and returning your proxy card, any of the persons appointed by the Board as proxy holders — Michael F. Roman, Monish Patolawala, and Kevin H. Rhodes — will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If any of our nominees is unavailable as a candidate for director, the above-named proxy holders will vote your proxy for another candidate or candidates as may be nominated by the Board of Directors.

Voting requirements to elect directors and approve each of the proposals described in this Proxy Statement

Quorum	The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum. As discussed below, a "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or other nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.
Broker Voting	Under NYSE rules, brokers have discretionary authority to vote their clients' shares in "routine" matters (including Proposal 2, the ratification of PwC as our independent registered public accounting firm) so long as the beneficial owner of those shares did not provide voting instructions to the broker at least ten days before the shareholder meeting. Director elections, shareholder proposals, and executive compensation matters, including say-on-pay and equity compensation plan proposals, are not considered "routine" matters for these purposes. As a result, if you do not provide your broker with instructions as to how to vote your shares, your broker will be prohibited from voting on Proposals 1, 3, 4 and 5, resulting in a "broker non-vote" with respect to those proposals. If you are a beneficial owner (other than as a participant in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan), your broker or other nominee is permitted to vote your shares on the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022, even if it does not receive voting instructions from you.
Election of Directors	In accordance with 3M's Bylaws, each director is elected by the vote of the majority of votes cast (which means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election) with respect to that director's election at this meeting for the election of directors at which a quorum is present.
	The Nominating and Governance Committee has established procedures under which any incumbent director who is not elected shall offer to tender his or her resignation to the Board. In the event an incumbent director fails to receive a majority of the votes cast in the election, the Nominating and Governance Committee, or such other committee designated by the Board of Directors, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Committee's recommendation, and publicly disclose (by issuing a press release and filing appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Nominating and Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant.
	An incumbent director who fails to receive a majority of the votes cast in the election and who tenders his or her resignation pursuant to the procedures described above shall remain active and engaged in Board activities while the Nominating and Governance Committee and the Board decide whether to accept or reject such resignation, or whether other action should be taken. However, it is expected that such incumbent director shall not participate in any proceedings by the Nominating and Governance Committee or the Board regarding whether to accept or reject such director's resignation, or whether to take other action with respect to such director.
	If the Board of Directors accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the Bylaws.
All Other Proposals	The affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required to approve Proposals 2, 3, 4 and 5. In tabulating the voting result for any particular proposal "broker non-votes" (if applicable) are not counted as votes "FOR" or "AGAINST" the proposal. An abstention will, however, be counted as entitled to vote on a proposal and will, therefore, have the effect of a vote "AGAINST."

Voting methods

If you hold shares directly as the shareholder of record, you may vote by granting a proxy or by voting electronically at the virtual Annual Meeting. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker or other nominee or electronically at the Annual Meeting by requesting a legal proxy from your broker or other nominee. If you own shares beneficially as a participant in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan, you may vote by submitting voting instructions to the trustee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Please refer to the summary instructions below and those included on your Notice of Internet Availability of Proxy Materials or proxy card or, for shares held in street name, the voting instruction card provided by your broker or other nominee.

The Internet and telephone voting procedures are designed to authenticate shareholders by use of a control number and to allow you to confirm that your instructions have been properly recorded. If you vote by telephone or on the Internet, you do not need to return your proxy card. Telephone and Internet voting for shareholders of record will be available 24 hours a day, up until 10:59 p.m., Central Daylight Time, on May 9, 2022. Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan may instruct the trustee how to vote their shares via the Internet, by telephone, or by signing and returning the proxy card by 10:59 p.m., Central Daylight Time, on May 8, 2022.

Vote by Internet www.proxyvote.com	If you have Internet access, you may submit your proxy from any location in the world 24 hours a day, 7 days a week. Have your proxy card or the Notice of Internet Availability of Proxy Materials in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
Vote by Telephone 1-800-690-6903	If you live in the United States, you may use any touch-tone telephone to vote your proxy toll-free 24 hours a day, 7 days a week. Have your proxy card or the Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.
Vote by Mail Sign and mail your proxy card	You may vote by signing and submitting your proxy card to the Company. If you provide specific voting instructions in your proxy card, your shares will be voted as you instruct. If you sign your proxy card, but do not provide voting instructions, your shares will be voted as the Board recommends. Mark, sign, and date your proxy card and return it in the postage-paid envelope provided so that it is received by May 9, 2022 (or by May 8, 2022 for participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan), to 3M Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For shares held in street name, you may direct your broker or other nominee on how to vote your shares by following the instructions set forth in the voting instruction card that your broker or other nominee has provided.
Vote Online at the Virtual Meeting May 10, 2022 8:30 a.m., CDT www.virtualshareholder meeting.com/MMM2022	At the virtual Annual Meeting, if you have not submitted your proxy prior to the meeting, or if you wish to change your voting instructions, you will be able to vote your shares electronically at the virtual Annual Meeting platform by clicking "Voting" on the meeting website.

> ALL SHARES THAT HAVE BEEN PROPERLY VOTED AND NOT REVOKED WILL BE VOTED AT THE ANNUAL MEETING.

Changing your vote

You may change your proxy voting instructions at any time prior to the vote at the Annual Meeting. You may enter a new vote by using the Internet or the telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions), so long as the new vote is received before the deadlines described above under the heading "Voting methods." You may also change your vote by granting a new proxy or by voting electronically at the virtual Annual Meeting.

Counting the vote

In the election of directors, you may vote "FOR" or "AGAINST" one or more of the nominees or you may "ABSTAIN." Abstentions will have no effect on the outcome of the election of directors. For Proposals 2, 3, 4 and 5, you may vote "FOR," "AGAINST," or "ABSTAIN," but please note that abstentions will have the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card but provide no voting instructions, your shares will be voted in accordance with the recommendations of the Board. Shares held in your account in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan will be voted by the trustee as described in "Shareholders entitled to vote" beginning on page 112.

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspectors of election.

Confidentiality

The Company's Board of Directors has a policy that all shareholder proxies, ballots, and tabulations that identify shareholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any shareholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the shareholder vote. The policy also provides that inspectors of election for shareholder votes must be independent and cannot be employees of the Company. Occasionally, shareholders provide written comments on their proxy card that may be forwarded to 3M management.

Results of the vote

We will issue a press release announcing the preliminary voting results for items of business properly presented at the meeting and will disclose the results for those items in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days of the Annual Meeting date. The press release with voting results will also be available on our website at *www.3M.com/profile/pressbox/index.jhtml*.

Delivery of documents to shareholders sharing an address

Securities and Exchange Commission rules allow us to deliver a single copy of an annual report and proxy statement to any household not participating in electronic proxy material delivery at which two or more shareholders reside, if we believe the shareholders are members of the same family (a practice called "householding"). We believe that householding benefits both you and the Company by eliminating duplicate mailings to shareholders living at the same address and by reducing our printing and mailing costs. Each shareholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by calling 1-800-579-1639, by going to *www.proxyvote.com*, by e-mailing sendmaterial@proxyvote.com, or by writing to 3M Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Alternatively, if your household received multiple sets of proxy materials this year, and members of your household who are entitled to receive proxy materials would all prefer to receive only a single set of proxy materials, you may submit such a request as specified in the preceding sentence.

If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees may offer shareholders the opportunity this year to eliminate duplicate mailings, you may need to contact your broker or other nominee directly to discontinue duplicate mailings to your household.

List of shareholders

A list of the shareholders of record entitled to vote at the Annual Meeting will be available for inspection online at the virtual Annual Meeting for any purpose germane to the meeting. The list also will be available for ten days prior to the meeting during normal business hours at 3M Center, St. Paul, MN 55144, by contacting the Secretary of the Company.

Cost of proxy solicitation

3M will pay for the cost of preparing, assembling, printing, mailing, and distributing these proxy materials. You will need to obtain your own Internet access if you choose to access the proxy materials and/or vote over the Internet. In addition to mailing these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for these solicitation activities. We have hired Georgeson Shareholder Communications, Inc. to assist us in the distribution of proxy materials and the solicitation of votes. We will pay Georgeson Shareholder Communications, Inc. a fee of $22,000 plus expenses for these services. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of stock.

Transfer agent

Our transfer agent is EQ Shareowner Services. All communications concerning shareholders of record accounts, including address changes, name changes, common stock transfer requirements, and similar issues can be handled by contacting EQ Shareowner Services at 1-800-401-1952 (U.S.), 651-450-4064 (outside the U.S.), *www.shareowneronline. com* or in writing, P.O. Box 64854, St. Paul, MN 55164-0854.

Requirements for submission of shareholder proposals for next year's Annual Meeting

In order for a shareholder proposal to be considered for inclusion in 3M's Proxy Statement for next year's Annual Meeting, our Corporate Secretary must receive the proposal by November 23, 2022. Such proposals must be sent via registered, certified, or express mail (or other means that allows the shareholder to determine when the proposal was received by the Company) to: Michael M. Dai, Vice President, Associate General Counsel and Secretary, 3M Company, 3M Center, Building 220-9E-02, St. Paul, MN 55144-1000. Such proposals must comply with the Securities and Exchange Commission's regulations regarding the inclusion of shareholder proposals in Company sponsored proxy materials, such as the shareholder continuing to own a minimum number of shares until the Annual Meeting and appearing in person or through an authorized representative at the meeting to present the proposal.

Alternatively, shareholders intending to present a proposal at next year's Annual Meeting without having it included in the Company's Proxy Statement must comply with the requirements set forth in the Company's Bylaws, a copy of which is available at *www.3M.com* under Investor Relations — Governance. Our Bylaws require, among other things, that our Corporate Secretary receive written notice from the shareholder no earlier than the close of business on November 23, 2022, and no later than the close of business on December 23, 2022. The notice must contain the information required by our Bylaws.

Proposals received by the Corporate Secretary after the dates mentioned will not be included in the Proxy Statement or acted upon at next year's Annual Meeting.

By order of the Board of Directors.

Michael M. Dai
Vice President, Associate General Counsel and Secretary

Appendix A: Supplemental consolidated statement of income information

Reconciliation of GAAP to non-GAAP financial measures (millions, except per-share amounts) (unaudited)

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles (GAAP), the Company also discusses non-GAAP measures that exclude special items. Operating income, net income attributable to 3M (hereafter referred to as "net income"), and diluted earnings per share attributable to 3M common shareholders (hereafter referred to as "diluted earnings per share") are all measures for which 3M provides the reported GAAP measure and an adjusted measure (excluding special items). Special items are not in accordance with, nor are they a substitute for, GAAP measures. Special items represent significant charges or credits that are important to an understanding of the Company's ongoing operations. The Company uses these non-GAAP measures to evaluate and manage the Company's operations. The Company believes that discussion of results excluding special items is meaningful to investors as it provides a useful analysis of ongoing operating trends. The determination of special items may not be comparable to similarly titled measures used by other companies.

The reconciliations provided below reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measures for the twelve months ended December 31, 2021, 2020 and 2019:

Adjusted earnings per share (non-GAAP measure)

(Dollars in millions, except per share amounts)	2021 Reported GAAP Measure[a]	2020 Reported GAAP Measure	Adjustment for Significant Litigation Related Charges[b]	DDSD Sale Gain, net of Restructuring Items[c]	Adjusted Non-GAAP Measure
Net Sales	$35,355	$32,184			$32,184
Operating Income	$ 7,369	$ 7,161	$ 17	$ (334)	$ 6,844
Operating Income Margin	20.8%	22.3%			21.3%
Net income attributable to 3M	$ 5,921	$ 5,384	$ (39)	$ (257)	$ 5,088
Earnings per diluted share	$ 10.12	$ 9.25	$(0.07)	$(0.44)	$ 8.74
Earnings per diluted share percent change	14.4%	18.4%			-5.7%

(Dollars in millions, except per share amounts)	2019 Reported GAAP Measure	Adjustment for Significant Litigation Related Charges[b]	Adjustment for loss on deconsolidation of Venezuelan subsidiary[d]	Adjustment for Gas & Flame Sale Gain[e]	Adjustment for Fourth Quarter Restructuring Items[f]	Adjustment for Acelity and M*Modal Acquisitions[g]	Adjusted Non-GAAP Measure
Net Sales	$32,136						$32,136
Operating Income	$ 6,174	$ 762	$ —	$ (112)	$ 134	$ 63	$ 7,022
Operating Income Margin	19.2%						21.9%
Net income attributable to 3M	$ 4,570	$ 590	$ 162	$ (128)	$ 117	$ 108	$ 5,419
Earnings per diluted share	$ 7.81	$1.01	$0.28	$(0.21)	$0.20	$0.18	$ 9.27
Earnings per diluted share percent change	-12.1%						-6.9%

Free cash flow (non-GAAP measure)

	2021			2020			
	Reported Measure	Adjustment for payment of previous excluded items[h]	Adjusted Non-GAAP Measure	Reported Measure	Adjustment for Significant Litigation Related Charges[b]	DDSD Sale Gain, net of Restructuring Items[c]	Adjusted Non-GAAP Measure
Major GAAP Cash Flow Categories							
Net cash provided by operating activities	$ 7,454			$ 8,113			
Net cash provided by (used in) investing activities	$(1,317)			$ (580)			
Net cash used in financing activities	$(6,145)			$ (5,300)			
Free cash flow (non-GAAP measure)							
Net cash provided by operating activities	$ 7,454	$123	$ 7,577	$ 8,113	$112	$ 12	$ 8,236
Purchases of property, plant and equipment	$(1,603)		$ (1,603)	$ (1,501)			$ (1,501)
Free Cash Flow[i]	$ 5,851	$123	$ 5,973	$ 6,612	$112	$ 12	$ 6,736
Net Income Attributable	$ 5,921		$ 5,921	$ 5,384	$ (39)	$(257)	$ 5,088
Free Cash Flow Conversion[i]	98.8%		100.9%	122.8%			132.3%

	2019					
	Reported Measure	Adjustment for Significant Litigation Related Charges[b]	Adjustment for loss on deconsolidation of Venezuelan subsidiary[d]	Adjustment for Gas & Flame Sale Gain[e]	Adjustment for Fourth Quarter Restructuring Items[f]	Adjusted Non-GAAP Measure
Major GAAP Cash Flow Categories						
Net cash provided by operating activities	$ 7,070					
Net cash provided by (used in) investing activities	$ (6,444)					
Net cash used in financing activities	$ (1,124)					
Free cash flow (non-GAAP measure)						
Net cash provided by operating activities	$ 7,070	$274	$ —	$ (17)	$ —	$ 7,327
Purchases of property, plant and equipment	$ (1,699)					$ (1,699)
Free Cash Flow[i]	$ 5,371	$274	$ —	$ (17)	$ —	$ 5,628
Net Income Attributable	$ 4,570	$590	$162	$(128)	$117	$ 5,311
Free Cash Flow Conversion[i]	117.5%					106.0%

Return on invested capital
(non-GAAP measure)

	2021	2020			
	Reported Measure	Reported Measure	Adjustment for Significant Litigation Related Charges[b]	DDSD Sale Gain, net of Restructuring Items[c]	Adjusted Non-GAAP Measure
Net income including non-controlling interest	$ 5.929	$ 5,388	$ (39)	$(257)	$ 5,092
Interest expense (after-tax) (1)	$ 400	$ 425			$ 425
Adjusted net income (Return)	$ 6.329	$ 5,813	$ (39)	$(257)	$ 5,517
Average shareholders' equity (including non-controlling interest) (2)	$14,497	$11,500	$382	$ 30	$11,912
Average short-term and long-term debt (3)	$17,991	$20,413	$ —	$ —	$20,413
Average invested capital	$32,488	$31,913	$382	$ 30	$32,325
Return on Invested Capital[j]	19.5%	18.2%			17.1%
(1) Effective income tax rate used for interest expense	17.8%	19.6%			19.6%
(2) Calculation of average equity (includes non-controlling interest)					
Ending total equity as of:					
March 31	$13,828	$10,209	$373	$ —	$10,582
June 30	$14,516	$10,915	$394	$ 46	$11,355
September 30	$14,530	$11,943	$388	$ 41	$12,372
December 31	$15,117	$12,931	$372	$ 35	$13,338
Average total equity	$14,497	$11,500	$382	$ 30	$11,912
(3) Calculation of average debt					
Ending short-term and long-term debt as of:					
March 31	$18,187	$22,495	$ —	$ —	$22,495
June 30	$18,248	$20,762	$ —	$ —	$20,762
September 30	$18,165	$19,598	$ —	$ —	$19,598
December 31	$17,363	$18,795	$ —	$ —	$18,795
Average short-term and long-term debt	$17,991	$20,413	$ —	$ —	$20,413

	Reported Measure	Adjustment for Significant Litigation Related Charges[b]	Adjustment for loss on deconsolidation of Venezuelan subsidiary[d]	Adjustment for Gas & Flame Sale Gain[e]	Adjustment for Fourth Quarter Restructuring Items[f]	Adjustment for Acelity and M*Modal Acquisitions[g]	Adjusted Non-GAAP Measure
				2019			
Net income including non-controlling interest	$ 4,582	$590	$162	$(128)	$117	$ 49	$ 5,372
Interest expense (after-tax) (1)	$ 359						$ 359
Adjusted net income (Return)	$ 4,941	$590	$162	$(128)	$117	$ 49	$ 5,731
Average shareholders' equity (including non-controlling interest) (2)	$10,198	$327	$ —	$ (8)	$ 29	$(3,512)	$ 7,034
Average short-term and long-term debt (3)	$17,982	$ —	$ —	$ —	$ —	$ —	$17,982
Average invested capital	$28,180	$327	$ —	$ (8)	$ 29	$(3,512)	$25,016
Return on Invested Capital[j]	17.5%						22.9%
(1) Effective income tax rate used for interest expense	19.8%						19.8%
(2) Calculation of average equity (includes non-controlling interest)							
Ending total equity as of:							
March 31	$ 9,757	$424	$ —	$ —	$ —	$ (947)	$ 9,234
June 30	$10,142	$418	$ —	$ (31)	$ —	$ (935)	$ 9,594
September 30	$10,764	$149	$ —	$ (3)	$ —	$(4,173)	$ 6,737
December 31	$10,126	$316	$ —	$ —	$117	$(7,990)	$ 2,569
Average total equity	$10,198	$327	$ —	$ (8)	$ 29	$(3,512)	$ 7,034
(3) Calculation of average debt							
Ending short-term and long-term debt as of:							
March 31	$16,370	$ —	$ —	$ —	$ —	$ —	$16,370
June 30	$15,806	$ —	$ —	$ —	$ —	$ —	$15,806
September 30	$19,439	$ —	$ —	$ —	$ —	$ —	$19,439
December 31	$20,313	$ —	$ —	$ —	$ —	$ —	$20,313
Average short-term and long-term debt	$17,982	$ —	$ —	$ —	$ —	$ —	$17,982

(a) In the first quarter of 2021, 3M changed the method it uses to calculate the market-related value of fixed income securities included in its pension and other postretirement plan assets. This change was applied retrospectively to all periods presented within 3M's financial statements. The change did not impact consolidated operating income or net cash provided by operating activities but did impact the previously reported portion of pension and postretirement net periodic benefit cost (benefit) that was included within non-operating other expense (income) along with related consolidated income items such as net income and earnings per share. The 2020 restatement increased 2020 net income by $65 million and diluted earnings per share by $0.11. This increases the 2020 adjusted diluted earnings per share from $8.74 to $8.85 on a restated basis. The diluted earnings per share of $8.85 is the base amount for calculating the 14.4% earnings per diluted share percent increase in 2021. The net income amounts for 2020 and 2019 are not adjusted in the tables above in order to reflect the financial results used for measurements of the 2019 and 2020 performance periods.

(b) In 2020, 3M recorded a net pre-tax charge of $17 million ($13 million after tax) related to PFAS (certain perfluorinated compounds) matters. The charge was more than offset by a reduction in tax expense of $52 million related to resolution of tax treatment with authorities regarding the previously disclosed 2018 agreement reached with the State of Minnesota that resolved the Natural Resources Damages lawsuit. These items, in aggregate, resulted in a $39 million after tax benefit. In 2019, the Company recorded significant litigation-related charges of $762 million ($590 million after tax) related to PFAS (certain perfluorinated compounds) matters and coal mine dust respirator mask lawsuits of which $214 million ($166 million after tax) occurred in the fourth quarter.

(c) In the first quarter of 2020, 3M recorded a pre-tax gain of $2 million ($1 million loss after tax) related to the sale of its advanced ballistic protection business and recognition of certain contingent consideration. In the second quarter of 2020, 3M recorded a pre-tax gain of $387 million ($304 million after tax) related to the sale of its drug delivery business. In the second quarter of 2020, following the divestiture of substantially all of the drug delivery business, management approved and committed to undertake certain restructuring actions addressing corporate functional costs and manufacturing footprint across 3M in relation to the magnitude of amounts previously allocated/burdened to the divested business. As a result, 3M recorded a second quarter 2020 pre-tax charge of $55 million ($46 million after tax) and made a subsequent immaterial adjustment thereto.

(d)   In the second quarter of 2019, 3M recorded a pre-tax charge of $162 million related to the deconsolidation of the Company's Venezuelan subsidiary.

(e)   In August 2019, 3M closed on the sale of its gas and flame detection business, a leader in fixed and portable gas and flame detection, to Teledyne Technologies Incorporated. 3M's gas and flame business was part of the overall October 2017 acquisition of underlying legal entities and associated assets of Scott Safety. The transaction resulted in a pre-tax gain of $112 million that was reported within the Company's Safety and Industrial business.

(f)   During the fourth quarter of 2019, in light of a slower than expected 2019 and to realign 3M's organizational structure and operating model to improve growth and operational efficiency, respectively, management approved and committed to undertake certain restructuring actions. The Company recorded a fourth quarter 2019 pre-tax charge of $134 million.

(g)   In February 2019, 3M completed the acquisition of all of the ownership interests of the technology business of M*Modal for $700 million of cash, net of cash acquired, and assumption of $300 million of M*Modal's debt. In October 2019, 3M completed the acquisition of all of the ownership interests of Acelity Inc. and its KCI subsidiaries for consideration of $4.5 billion net of cash acquired and assumption of $2.3 billion of debt.

(h)   During 2021, 3M made payments related to previously adjusted items for PFAS (certain perfluorinated compounds) matters, the Tax Cuts and Jobs Act (TCJA), and the restructuring actions related to the drug delivery business divestiture.

(i)   Free cash flow and free cash flow conversion are not defined under GAAP. Therefore, they should not be considered a substitute for income or cash flow data prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow conversion as free cash flow divided by net income attributable to 3M. The Company believes free cash flow and free cash flow conversion are meaningful to investors as they are useful measures of performance and the Company uses these measures as an indication of the strength of the Company and its ability to generate cash.

(j)   Return on Invested Capital (ROIC) is not defined under GAAP. Therefore, ROIC should not be considered a substitute for other measures prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines ROIC as adjusted net income (net income including non-controlling interest plus after-tax interest expense) divided by average invested capital (equity plus debt). The Company believes ROIC is meaningful to investors as it focuses on shareholder value creation.

Appendix B: Meaning of certain terms

Except as otherwise noted, capitalized terms used in the Compensation Discussion and Analysis of this Proxy Statement have the meaning specified below.

Adjusted Net Income	means the net income of 3M as reported in its Consolidated Statement of Income, as adjusted to exclude special items.
AIP	means the broad-based Annual Incentive Plan by which the Company provides annual incentive compensation to approximately 33,000 eligible employees.
Committee	means the Compensation and Talent Committee of the Board of Directors of 3M Company.
Economic Profit	means the adjusted net income of 3M (net income including non-controlling interest plus after-tax interest expense, as reported in its Consolidated Statement of Income) or a business unit operating income, minus income taxes, adjusted to exclude certain special items and the impact of acquisitions or divestitures in the year each acquisition or divestiture is completed (unless such acquisition or divestiture is included in the operating plan for the business unit), less a charge (10 percent in 2021) for the capital used to generate such operating income. The Economic Profit metric measured versus 3M's prior year results is calculated using total Company average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet), while the Economic Profit metric measured versus plan is calculated using only accounts receivable and inventories of the relevant business unit as capital.
Earnings per Share (EPS) Growth	means the percentage increase or decrease in 3M's diluted earnings per share attributable to 3M common shareholders (as reported in its Consolidated Statement of Income) for a year as compared to the previous year, in each case, as adjusted to exclude certain special items.
Free Cash Flow	means the sum of 3M's operating cash flows minus capital expenditures, as adjusted to exclude certain special items.
Free Cash Flow Conversion	means the sum of 3M's operating cash flows minus capital expenditures, divided by net income, as adjusted to exclude certain special items.
Free Cash Flow Growth	means the percentage increase or decrease in 3M's Free Cash Flow for a year as compared to the previous year.
GAAP	means generally accepted accounting principles in the United States.
Local Currency Sales	means the net sales of 3M (as reported in its Consolidated Statement of Income) or a business unit, in local currency, adjusted to exclude the impact of acquisitions or divestitures in the year each acquisition or divestiture is completed (unless such acquisition or divestiture is included in the operating plan for the business unit).
Net Cash Provided by Operating Activities	means the amount of cash generated by the regular operating activities of 3M, calculated as Net Income less non-cash expenses and adjusted for changes in working capital. The amount of cash generated by the regular operating activities of 3M will not include cash generated from activities of the type included in the investing (such as capital expenditures, sales of equipment, investment activity, acquisition and divestitures) or financing sections (such as debt and equity transactions) of the Company's cash flow statement.
Net Income	means Net Sales minus (a) all Operating Expenses and (b) all interest, taxes, and other non-operating expenses, in each case, of 3M or a business unit.
Net Sales	means gross sales of the relevant business unit minus returns, allowances, customer rebates, trade promotion funds, cash discounts, and other sources of variable consideration, as reflected in the consolidated financial statements and related notes set forth in the Company's 2022 Annual Report on Form 10-K.
Operating Cash Flow Conversion	means the Net Cash Provided by Operating Activities divided by Net Income.

Operating Expenses	means all costs and expenses that are related in any way to the operating activities of 3M or a business Unit, including all costs and expenses that are part of cost of goods sold; selling, general and administrative expenses; research and development expenses; depreciation and amortization; and gains or losses on sales of businesses or equipment.
Operating Income	means Net Sales minus Operating Expenses.
Organic Sales Growth	means the percentage amount by which 3M's net sales (as reported in its Consolidated Statement of Income) for a year increase or decrease as compared to the previous year. For this purpose, 3M's net sales will be adjusted to exclude currency effects and neutralize sales attributable to acquisitions or divestitures for the 12-month period following the date each acquisition is completed.
Peer Groups	means both 3M's executive compensation peer group and the survey peer group, each as described under "Use of market data" in the Compensation Discussion and Analysis section of this Proxy Statement.
Relative Organic Volume Growth	means the amount by which the percentage increase or decrease in 3M's net sales (as reported in its Consolidated Statement of Income) for a year as compared to the previous year exceeds the percentage increase or decrease in worldwide real sales growth over the same period, as reflected in the Worldwide Industrial Production Index published by IHS Markit. For this purpose, 3M's net sales are adjusted to neutralize price and currency effects and, during the 12-month period following the date of each acquisition or divestiture, the sales attributable to such acquired or divested business or products.
Relative Organic Sales Growth	means the amount by which 3M's Organic Sales Growth for a year exceeds the percentage increase or decrease in a market benchmark measured over the same period. For this purpose, the market benchmark is a blend of Worldwide Industrial Production Index and Global Domestic Product, in each case, as published by IHS Markit.
Return on Invested Capital (ROIC)	means the operating income of 3M (as reported in its Consolidated Statement of Income), plus interest income and minus income taxes, adjusted to exclude certain special items and the impact of acquisitions in the year each acquisition is completed, divided by the average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet).
Total Cash Compensation	means the total of an individual's base salary and annual incentive compensation.
Total Direct Compensation	means the total of an individual's Total Cash Compensation plus the compensation value of their annual long-term incentive compensation awards (which is based on their grant date fair value as measured under accounting standards).

PARTICIPATING IN THE VIRTUAL ANNUAL SHAREHOLDER MEETING

For information on how to attend the 2022 virtual shareholder meeting, see "Participating in the Virtual Annual Meeting" on page 110 of the Proxy Statement.

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